

SNACKING MADE RIGHT

Notice of 2021 Annual Meeting of Shareholders and Annual Proxy Statement















Mondelēz International

AT-A-GLANCE

2020 Overview

$27B
Net Revenues

~79,000
Employees

150+
Countries

NET REVENUES BY CATEGORY



Beverages 4%

Biscuits 48%

Chocolate 31%

Gum & Candy 10%

Cheese & Grocery 7%

NET REVENUES BY REGION



North America 31% ($8.2B)

Europe 38% ($10.2B)

Latin America 9% ($2.5B)

AMEA 22% ($5.7B)

2020 Key Developments

2020 was a successful year for Mondelēz International despite the global pandemic. We prioritized the safety and health of our colleagues, supported our communities and maintained business continuity. We continued to make progress on our strategic agenda, met our financial targets and set up our brands for continued sustainable growth in 2021 and beyond.

~$28 MLN

Cash and in-kind donations made by Mondelēz International to support COVID-19 causes

Some of our Brands

9 global brands (43% of total revenue)



OREO · Milka · HALLS · TANG · Trident · ORIGINAL PHILADELPHIA · belVita · Cadbury Dairy Milk · TOBLERONE

60+ local jewels (49% of total revenue), including:



LACTA · CÔTE D'OR · Marabou · Enjoy life · TATE'S BAKE SHOP · KINH DO · Alpen Gold · CLUB SOCIAL

LETTER FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

April 7, 2021



Dirk Van de Put
Chairman & CEO

> **"We enter 2021 in an even stronger position, delivering on our strategy, pursuing opportunities for expansion, and with a clear focus on continuing to create value for our shareholder ..."**

Dear Fellow Shareholders,

To call 2020 an unprecedented year hardly does justice to the challenges, losses and difficulties experienced by many people, and the exceptional resilience, dedication and hard work shown by all as we sought to emerge stronger from the pandemic as a society and as a company.

I am truly humbled by the way in which colleagues across Mondelēz International responded to the disruption and unpredictability caused by COVID-19, going above and beyond expectations to keep colleagues safe, maintain supply chain continuity and support our communities in times of need.

To the credit of our dedicated teams and their agility, we ended 2020 with strong results and continued progress against the implementation of our strategy and our Snacking Made Right agenda. Despite shifts in consumer behavior, we emerged stronger from the pandemic with record market share thanks to our excellence in execution and the appeal of our much-loved brands, like *Oreo*, *Cadbury* and *LU*. In doing so, we created significant momentum for the year ahead.

We enter 2021 in an even stronger position, delivering on our strategy, pursuing opportunities for expansion, and with a clear focus on continuing to create value for our shareholders through our plans for sustainable growth in the attractive snacking space.

The launch of our strategy in 2018 marked a turning point for our company, and since then we've made significant progress against our priorities:

- We have driven consumer-centric growth by investing in our capabilities and our brands;
- We have been resolutely focused on executing with excellence and winning in the market; and
- We have empowered our people with a simpler, more local-first organization.

We are continuing to deliver against our long-term financial targets. Over the past three years, we have accelerated revenue growth, delivered gross profit growth in excess of revenue growth and achieved double-digit shareholder returns.

At the same time, we have been able to significantly step up our investments in marketing, driving a considerable improvement in our market share performance. In 2020, we achieved record share gains as a company, with 80% of our revenue base holding or growing market share,[1] up from 50% historically.

Thanks to the strength of our global and local brands, we have emerged as clear winners in the vast majority of the markets in which we operate. Together with the decisive action we took to increase liquidity, simplify our portfolio and reduce overheads, this market strength positions us well to continue to deliver on our financial target of 3%+ Organic Net Revenue growth in 2021 and beyond.

(1)   *Share performance based on available Nielsen Global Data as of January 15, 2021 for measured channels in key markets where the company competes. Share performance defined as percentage of revenues with share either gaining or holding versus the same prior year period.*

LETTER FROM OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Alongside our financial commitments, we remain fully focused on living our Purpose and delivering on our environmental, social and governance ("ESG") agenda, particularly at a time when there are opportunities for companies to exert an even more positive influence on society and the planet through their actions and scale.

Led by our local teams, we stepped up in 2020 to support the communities in which we operate with approximately $28 million in product and cash donations that went towards addressing the most acute needs and other COVID-19-related impacts.

During the pandemic, I am proud to say we not only maintained our strong progress against ambitious sustainability goals, but also accelerated our agenda in key areas such as packaging, where, in addition to our previously communicated goal to achieve 100% recyclability by 2025, we are now committing to reducing virgin plastic use in our rigid plastic packaging by at least 25% over the same timeframe.

Similarly, we built on our long-standing commitment to promoting diversity and inclusion in our business by launching a new multi-year program of action that includes the appointment of a Chief Global Diversity & Inclusion Officer, a material increase in Black management representation in the United States, and a commitment to spend $1 billion annually with women- and minority-owned businesses by 2024.

Finally, at Mondelēz International, we've always been focused on driving and measuring the impact of our actions, as well as actively seeking partnerships and collaborations to help scale our efforts. To help us increase our impact, we're developing Sustainable Futures, an investment fund that will help us partner with others on climate and social projects around the world.

None of this would be possible without a highly engaged and motivated workforce, committed to driving our collective financial and organizational goals. Over the past three years, the changes we have made have increased local accountability, created a sharper winning spirit and a stronger mindset of agility across our business. In a global survey of our colleagues last year, we improved scores across all of our key measures, including employee pride and happiness, as well as colleagues' willingness to recommend Mondelēz International as a great place to work.

With these strong foundations and the progress we're making against our plans, the prospects for sustainable growth and value-creation for shareholders, customers, consumers and colleagues are sizable and clear. I believe that our unique portfolio of our brands, coupled with our broad geographic footprint and dedicated and motivated teams, create a powerful platform for future expansion.

We responded to the challenges presented by COVID-19 with determination and agility, taking decisive actions to prepare our business to emerge stronger, and this positions us well to continue delivering on our targets in 2021 and beyond. We look forward to engaging with you in the months ahead as we share more details on the progress we have made with our financial goals and ESG agenda.

On behalf of the Mondelēz International team, I would like to thank you for your investment.

Best wishes,

Dirk Van de Put
Chairman and Chief Executive Officer
Mondelēz International, Inc.

LETTER FROM OUR LEAD DIRECTOR

April 7, 2021



Jean-François M. L. van Boxmeer
Lead Director

> "A diverse and inclusive working environment is not only a reflection of our values, but also a key driver of sustainable future growth and a priority for the Board of Directors."

Dear Fellow Shareholders,

In my first annual letter to you as Lead Director, I welcome this opportunity to share highlights of our work in 2020 to continue to further reinforce our strong governance culture while advancing our commitment to diversity and inclusion at Mondelēz International and on the Board of Directors.

Working in close partnership with Chairman and CEO Dirk Van de Put and the broader executive team, the Board of Directors continued to exercise its independent role in overseeing the execution and refinement of the company's strategy, as well as in its response to and management of the COVID-19 pandemic as it impacted colleagues and operations across the world.

Following a very successful 2020, the Board looks forward to continuing to work closely with Dirk and the broader organization to deliver on our long-term financial goals and our commitments and strategies on environmental and social sustainability, as well as corporate governance.

The Board remains focused on the goal of protecting and enhancing the company's human capital, while helping to create a winning growth culture that enables Mondelēz International to continue to succeed in the future. While the pandemic limited our ability to meet in person with colleagues across the business during most of the year, the Board was very pleased to see how engaged, motivated and inspired colleagues remained around the globe despite the challenges of lockdowns.

A diverse and inclusive working environment is not only a reflection of our values, but also a key driver of sustainable future growth and a priority for the Board of Directors. To build on the company's significant progress in diversity, equity and inclusion over the last several years, the Board has established the practice of full Board reviews twice per year of the company's approach and response to diversity, equity and inclusion commitments and initiatives across the organization. In addition, the Board joined other international organizations as a signatory of the Board Diversity Action Alliance, which seeks to increase the number of racially and ethnically diverse leaders on the boards of corporations, beginning with Black directors.

Our own diverse backgrounds and experience in global companies allow us to provide effective oversight and decision-making support in areas such as marketing, operations, supply chain, finance, investments, strategic planning, digital and innovation, as well as in human capital management and people development. During 2020, we continued to broaden the experience and composition of our Board with the addition of a new director, Michael A. Todman, who brought deep expertise in manufacturing and marketing and a fresh perspective to our Board.

For 2021, we are re-nominating eleven of our existing directors and adding a new nominee, Jane Hamilton Nielsen, Chief Operating Officer and Chief Financial Officer of Ralph Lauren Corporation. Ms. Nielsen will bring to the Board a wealth of expertise in global finance, business development and operational strategy. One current director, Debra A. Crew, is not standing for re-election this year, and the

Mondelēz International

Board joins me in thanking Debra for her many contributions and service to Mondelēz International during her time on the Board. Overall, our director nominees include three women, and represent ages ranging from 56 to 78 years, several national origins, and a myriad of professional and life experiences. As Mondelēz International continues to execute its strategy the Board is well-equipped to create long-term value for our shareholders.

On behalf of the Mondelēz International Board of Directors, I would like to thank you for your investment in our company and your support for our continued efforts to create value for our shareholders. Please see this proxy statement and visit our website at *www.mondelezinternational.com* to learn more about the Board, as well as our corporate governance approach, our policies and our active role in overseeing ESG matters.

When you buy shares in Mondelēz International, you are placing your trust in the Board of Directors. We value your investment and we are committed to meeting your expectations. Please consider the proxy statement and annual report in full; we recommend that you vote in accordance with our recommendations in order to secure the long-term growth and success of the company.

Sincerely,

Jean-François M. L. van Boxmeer
Lead Director
Mondelēz International, Inc.

Mondelēz
International

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE
9:00 a.m. CDT on May 19, 2021

Venue
Virtual Annual Meeting
www.virtualshareholdermeeting.com/MDLZ2021

Record Date
March 12, 2021

ITEMS OF BUSINESS:

1. To elect as directors the 12 director nominees named in the Proxy Statement;

2. To approve, on an advisory basis, the Company's executive compensation;

3. To ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accountants for the fiscal year ending December 31, 2021;

4. To vote on one shareholder proposal if properly presented at the meeting; and

5. To transact any other business properly presented at the meeting.

FORMAT OF THE ANNUAL MEETING OF SHAREHOLDERS:

Due to the continued public health concerns about in-person gatherings related to COVID-19, the Board of Directors has determined that this year we will hold a virtual Annual Meeting of Shareholders conducted via webcast in order to support the health and well-being of our shareholders and other participants. We have designed the format of the Annual Meeting so that shareholders have the same rights and opportunities as they would have at a physical meeting. Shareholders will be able to submit questions during the meeting using online tools, providing our shareholders with the opportunity for meaningful engagement with the Company.

Access to the Webcast of the Annual Meeting: The webcast of the Annual Meeting will begin at 9:00 a.m. CDT on May 19, 2021. Online access to the webcast will open 30 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device's system. A recording of the Annual Meeting will be available following the meeting in the investor section of our website at *www.mondelezinternational.com.*

Log-In Instructions: To attend the Annual Meeting, you will need to log in to *www.virtualshareholdermeeting.com/MDLZ2021* using the 16-digit control number shown on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form ("VIF").

Submitting Questions at the Annual Meeting: An online portal is available to shareholders at *www.proxyvote.com* where you can view and download our proxy materials and our Annual Report on Form 10-K for the year ended December 31, 2020, and vote your shares. On the day of, and during, the Annual Meeting, you can view our agenda and meeting procedures and submit questions on *www.virtualshareholdermeeting.com/MDLZ2021*. Shareholders must have their 16-digit control number to submit questions. Shareholders will have an opportunity to raise questions about the items of business for the meeting. In addition, after the business portion of the Annual Meeting concludes and the meeting is adjourned, shareholders will have another opportunity to raise questions of a more general nature. We intend to answer during the Annual Meeting all questions submitted that are pertinent to the Company and the items being voted on by shareholders, as time permits and in accordance with our meeting procedures. Answers to questions raised that we were unable to answer during the Annual Meeting will be posted following the meeting on the investor relations section of our website. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources and address all shareholder questions, we will respond to no more than three questions from any single shareholder.

Technical Assistance: Online access to the webcast will open approximately 30 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device's system. We encourage you to access the meeting prior to the start time. If you encounter any difficulties accessing the meeting or during the meeting time, please call 1-844-986-0822 (U.S.) or 1-303-562-9302 (International).

WHO MAY VOTE:

Shareholders of record of Class A Common Stock at the close of business on **March 12, 2021.**

DATE OF DISTRIBUTION:

On or about April 7, 2021, we distributed the Notice of Internet Availability of Proxy Materials and made available the Proxy Statement, Proxy Card and Annual Report on Form 10-K for the year ended December 31, 2020 online at *http://materials.proxyvote.com/609207*.

On or about April 7, 2021, we expect to mail the Proxy Statement, Proxy Card and Annual Report on Form 10-K for the year ended December 31, 2020, to shareholders who previously elected to receive a paper copy of the proxy materials.

On behalf of our Board of Directors, management and employees, thank you for your continued support.

Ellen M. Smith
Senior Vice President & Chief Counsel, Chief Compliance Officer and Corporate Secretary
April 7, 2021

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 19, 2021

Mondelēz International, Inc.'s Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2020, are available at *http://materials.proxyvote.com/609207*.

HOW TO VOTE

Even if you plan to attend the Annual Meeting online, please vote in advance of the meeting using one of the following voting methods (see Question 12 on page 102 for additional details). If you are voting via the Internet, with your mobile phone or by telephone, be sure to have your proxy card or VIF in hand and follow the instructions. You can vote any of four ways:



VIA THE INTERNET
Visit the website listed on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



WITH YOUR MOBILE DEVICE
Scan the QR barcode on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



BY TELEPHONE
Call the telephone number on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote



BY MAIL
If you received paper copies of your proxy materials, mark, sign, date and return the proxy card in the enclosed envelope to vote

FORWARD-LOOKING STATEMENTS

This proxy statement contains a number of forward-looking statements. Words, and variations of words, such as "will," "expect," "may," "believe," "plan," "intend," "deliver," "target," "commitment" and similar expressions are intended to identify our forward-looking statements. Please see our risk factors, as they may be amended from time to time, set forth in our filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 10-K. Mondelēz International disclaims and does not undertake any obligation to update or revise any forward-looking statement in this proxy statement, except as required by applicable law or regulation.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights select information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement carefully and consider all available information before voting. For more complete information regarding the Company's 2020 performance, please see our Annual Report on Form 10-K for the year ended December 31, 2020 (the "2020 Form 10-K"). Throughout this Proxy Statement, "we," "us," "our," the "Company" and "Mondelēz International" refer to Mondelēz International, Inc.

➲ 2021 Annual Meeting of Shareholders



9:00 a.m. CDT on Wednesday, May 19, 2021



Due to the continued public health concerns about in-person gatherings related to COVID-19, the 2021 Annual Meeting of Shareholders (the "Annual Meeting") will be a virtual meeting of shareholders.



Record Date March 12, 2021



Each outstanding share of Class A Common Stock ("Common Stock") is entitled to one vote on each matter to be voted upon at the Annual Meeting.



Shareholders may attend, vote and submit questions by visiting *www.virtualshareholdermeeting.com/ MDLZ2021* and using the 16-digit control number shown on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form ("VIF").

➲ How to Vote in Advance of the Meeting

Even if you plan to attend the Annual Meeting, please vote in advance of the meeting using one of the following voting methods (see Question 12 on page 102 for additional details). If you are voting via the Internet, with your mobile phone or by telephone, be sure to have your proxy card or VIF in hand and follow the instructions. You can vote in advance of the meeting any of four ways:

			
VIA THE INTERNET Visit the website listed on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote	**WITH YOUR MOBILE DEVICE** Scan the QR barcode on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote	**BY TELEPHONE** Call the telephone number on your Notice of Internet Availability of Proxy Materials, proxy card or VIF to vote	**BY MAIL** If you received paper copies of your proxy materials, mark, sign, date and return the proxy card in the enclosed envelope to vote

➲ Items of Business

Item		Voting Choices	Board's Voting Recommendation	More Information
Company Proposals:				
Item 1.	Election of 12 director nominees	*With respect to each nominee:* For Against Abstain	**FOR All Nominees** ✓	Page 15
Item 2.	Advisory vote to approve executive compensation	For Against Abstain	**FOR** ✓	Page 92
Item 3.	Ratification of the selection of PricewaterhouseCoopers LLP as independent registered public accountants for the fiscal year ending December 31, 2021	For Against Abstain	**FOR** ✓	Page 93
Shareholder Proposal:				
Item 4.	Consider employee pay in setting Chief Executive Officer pay	For Against Abstain	**AGAINST** ✗	Page 96
Transact any other business that properly comes before the meeting.				

Mondelēz International

⮞ About Mondelēz International

Mondelēz International empowers people to snack right around the world. With global net revenues of $26.6 billion in 2020, we are leading the future of snacking with iconic global and local brands such as *Oreo*, *belVita* and *LU* biscuits; *Cadbury Dairy Milk*, *Milka* and *Toblerone* chocolate; *Sour Patch Kids* candy and *Trident* gum. Our mission is to provide the right snack, for the right moment, made the right way.



APPROXIMATELY **79,000 EMPLOYEES** BRING OUR BRAND TO LIFE MAKING AND BAKING OUR DELICIOUS PRODUCTS.



% of 2020 Net Revenues by Category

- Biscuits — 48%
- Chocolate — 31%
- Gum & Candy — 10%
- Cheese & Grocery — 7%
- Beverages — 4%



OUR PRODUCTS ARE ENJOYED IN OVER **150 COUNTRIES** AROUND THE WORLD.



% of 2020 Net Revenues by Region

- Asia, Middle East and Africa — 22%
- Europe — 38%
- North America — 31%
- Latin America — 9%

⮞ Director Nominees

ELECTION OF DIRECTORS – NOMINEES

The Governance, Membership and Public Affairs Committee (the "Governance Committee") recommended and the Board of Directors (the "Board") nominated each of the 11 incumbent directors listed here as well as one new director nominee: Jane Hamilton Nielsen, Chief Operating Officer and Chief Financial Officer of Ralph Lauren Corporation. Ms. Nielsen will bring to the Board a wealth of expertise pertaining to global finance, business development and operational strategy. Debra A. Crew, a current member of our Board, is not standing for re-election at the Annual Meeting. The terms of all director nominees elected at the Annual Meeting will end at the 2022 Annual Meeting of Shareholders or when a director's successor has been duly elected and qualified. Additional information about the director nominees is provided under "Director Nominees for Election at the Annual Meeting" on page 19

Our Director Nominees at a Glance



Lewis W.K. Booth

Former Executive Vice President and Chief Financial Officer, Ford Motor Company

Age: 72

Director since 2012

White/Male

INDEPENDENT



Charles E. Bunch

Retired Executive Chairman, PPG Industries, Inc.

Age: 71

Director since 2016

White/Male

INDEPENDENT



Lois D. Juliber

Former Vice Chairman and Chief Operating Officer, Colgate-Palmolive Company

Age: 72

Director since 2007

White/Female

INDEPENDENT



Peter W. May

President and a Founding Partner, Trian Fund Management, L.P.

Age: 78

Director since 2018

White/Male

INDEPENDENT



Jorge S. Mesquita

Former Executive Vice President and Worldwide Chairman, Consumer, Johnson & Johnson

Age: 59

Director since 2012

White/Male

INDEPENDENT



Jane Hamilton Nielsen

Chief Operating Officer and Chief Financial Officer, Ralph Lauren Corporation

Age: 56

Director Nominee

White/Female

INDEPENDENT



Fredric G. Reynolds

Former Executive Vice President and Chief Financial Officer, CBS Corporation

Age: 70

Director since 2007

White/Male

INDEPENDENT



Christiana S. Shi

Former President, Direct-to-Consumer, Nike, Inc.

Age: 61

Director since 2016

White/Female

INDEPENDENT



Patrick T. Siewert

Managing Director and Partner, The Carlyle Group, L.P.

Age: 65

Director since 2012

White/Male

INDEPENDENT



Michael A. Todman

Former Vice Chairman, Whirlpool Corporation

Age: 63

Director since 2020

Black/Male

INDEPENDENT



Jean-François M. L. van Boxmeer

Chairman of the Board, Vodafone Group Plc

Former Chairman of the Executive Board and Chief Executive Officer, Heineken N.V.

Age: 59

Director since 2010

Lead Director since 2020

White/Male

INDEPENDENT



Dirk Van de Put

Chairman and Chief Executive Officer, Mondelēz International, Inc.

Age: 60

Director since 2017

White/Male

Debra A. Crew, a current member of our Board, is not standing for re-election at the Annual Meeting.

We Value the Diversity of our Director Nominees



Tenure Diversity

6.7 YRS Average Tenure

- 2 — 4-6 years
- 3 — 7-9 years
- 3 — 10 years and over
- 4 — 0-3 years



Age Diversity

66 YRS Average Age

- 3 — 50s
- 4 — 60s
- 5 — 70s



Gender Diversity

25% Female

- 3 — Female
- 9 — Male



Ethnic Diversity

8% Ethnically Diverse

- 1 — Black
- 11 — White

Mondelēz International

⮞ Our Governance Framework
OUR STRONG CORPORATE GOVERNANCE FRAMEWORK PROMOTES THE LONG-TERM INTERESTS OF SHAREHOLDERS AND ACCOUNTABILITY AND TRUST IN THE COMPANY

Our governance practices and policies enhance the effectiveness and accountability of our Board and promote the Company's long-term success. Key aspects of our corporate governance framework are highlighted below. You can find additional detail under "Corporate Governance" beginning on page 26, "Compensation Governance" on page 73 and "2022 Annual Meeting of Shareholders" on page 106.

Key practice or policy	Benefits
Lead Director. Independent Lead Director has substantive responsibilities, which include: • engages in planning and approval of meeting schedules/agendas; • presides over frequent executive sessions of independent directors; and • consults with major shareholders.	A highly effective and engaged Lead Director: • enhances independent directors' input and investors' perspectives on agendas and discussions; • fosters candid discussion during regular executive sessions of the independent directors; and • provides feedback to management regarding the Board's concerns and information needs.
Majority Independent Board. At least 80% of the directors shall meet the Nasdaq listing standards' independence requirements. Eleven of our twelve director nominees are independent.	Substantial majority of independent directors in the boardroom and fully independent committees effectively oversee management on behalf of shareholders.
Annual Elections. Shareholders elect directors annually by majority vote.	Strengthens Board, committee and individual director accountability.
Special Meeting of Shareholders. Our By-Laws permit the holders of at least 20% of the voting power of the outstanding stock to call a special meeting of shareholders.	Further strengthens Board accountability and encourages engagement with shareholders regarding important matters.
Proxy Access. Our By-Laws provide for proxy access to enable shareholders who meet the requirements to add their nominee(s) to the proxy statement. Nominating shareholders must own 3% or more of our outstanding Common Stock continuously for at least three years.	Further strengthens Board accountability and encourages engagement with shareholders regarding Board composition.
Regular Self-Assessment. Regular Board, committee and director self-assessments include candid, one-on-one conversations between the Lead Director and each director, in coordination with the Governance Committee.	• Promotes continuous process improvement at the Board and committee levels. • Provides an opportunity to discuss individual directors' contributions and performance and to solicit views on improving Board and committee performance.
Tenure/Retirement. Our non-employee directors are subject to term limits and retirement policies.	• Term limits and retirement policies promote ongoing evolution and refreshment. • Annual self-assessments provide a disciplined mechanism for director input into the Board's evolution and succession planning process. • Average tenure for non-employee directors is approximately seven years.
Stock Ownership Requirements. Directors must own shares of our Common Stock in an amount equal to five times the annual Board cash retainer within five years of joining the Board. Distribution of actual shares occurs six months after the director ends his or her service as a director.	• Aligns directors' and shareholders' long-term interests. • Many directors exceed the minimum requirement.
Engagement with Shareholders. We regularly engage with shareholders to seek their input on emerging issues, address their questions and understand their perspectives.	Following our 2020 Annual Meeting of Shareholders, we reached out to shareholders representing 47% of our outstanding shares and had conversations with 25 different shareholders, representing approximately 37% of our outstanding shares. The Lead Director and three other directors led meetings with investors representing 20% of outstanding shares.

Key practice or policy	Benefits
Anti-Hedging Policy. Our Insider Trading Policy prohibits our employees and directors from engaging in transactions involving derivative securities, short-selling or hedging transactions that create an actual or potential bet against Mondelēz International, Inc. or one of its subsidiaries.	Prohibits employees and directors from making money in this way if the price of our stock goes down, thus eliminating an incentive tied to a decrease in our stock price.

COVID-19 and Other Challenges in 2020

2020 brought significant challenges to the Company, including the COVID-19 pandemic and social unrest, which affected our employees, customers, communities and shareholders. In the face of these challenges, we acted swiftly to prioritize all of our stakeholders as we continued to execute against our strategic priorities. In a difficult year, we drove record market share gains thanks to the strength of our brands and strong execution.

Following the regular March 2020 meeting, the Board began meeting more frequently to provide oversight of the Company's approach and response to COVID-19 and the impact to the safety and well-being of our employees. By October 2020, remote working and social distancing protocols had normalized, and the Board returned to its regular meeting schedule while still receiving frequent updates from management.

Over the past year, we have taken a number of actions to support the health and safety of our employees, customers and communities, and to position ourselves to emerge stronger from the pandemic. Some of these actions include:

• **Enhanced safety protocols for our employees.** Employees have been working remotely whenever possible. For those employees unable to work remotely, we adopted a number of heightened protocols, consistent with those prescribed by the U.S. Centers for Disease Control and Prevention. We implemented social distancing (including staggering lunchtimes and shifts where possible, restricting in-person gatherings and non-essential travel), and enhanced hygiene protocols and workplace sanitation.

• **Enhanced resources for our employees.** We implemented new policies regarding employee pay, leave and benefits for those directly affected by COVID-19, including providing two additional weeks of 100% paid leave in some countries, flexible work arrangements, access to no-cost COVID-19 testing, and increased free mental and behavioral health resources. At a local level, we also provided additional flexibility and support, such as premium pay from mid-March through the beginning of May to employees in our U.S. manufacturing facilities, distribution and logistics operations, and sales organization.

• **Hired frontline employees.** In the U.S. and other locations, we hired additional frontline employees to meet increased marketplace demand and promote uninterrupted functioning of our manufacturing, distribution and sales network.

• **Supported our communities.** Donated approximately $28 million in financial and in-kind support (surpassing our initial commitment of $15 million) to community partners advancing critical food stability and emergency relief efforts across the world.

• **Strengthened our commitment to diversity and inclusion.** We reinforced our commitment to create and sustain a workplace that reflects the diversity of consumers and aims to attract, develop and nurture diverse talent. We recently expanded our focus on racial equality with commitments to: a) double U.S. Black representation in management by 2024; b) spend $1 billion annually with minority- and women-owned businesses by 2024; and c) the May 2021 publication of our consolidated EEO-1 statement, which includes the racial and gender diversity of our U.S. employees. For 2021, we also enhanced the strategic key progress indicators ("KPIs") in the annual incentive plan ("AIP") for our executives to include a goal to double U.S. Black representation in management by 2024.

• **Continued to execute on our strategic priorities and targets despite the pandemic.** As described in more detail in our Compensation Discussion and Analysis ("CD&A"), we did not make any adjustments to our financial or strategic targets in 2020 to account for the impacts of COVID-19.

Executive Compensation

OVERVIEW OF PAY ELEMENTS AND THEIR ALIGNMENT TO OUR STRATEGY

This table identifies and describes the primary elements of the 2020 executive compensation program for our named executive officers ("NEOs"), including each incentive plan metric's alignment with our strategy. A more detailed discussion, including definitions of the financial measures used in our AIP and performance share unit ("PSU") grants, can be found in the CD&A and in Annex A.

Pay Element	Vehicle	2020 Performance Measures	
Base Salary	Cash	Market competitive to retain key talent	
Annual Incentive	100% At-risk cash	**80% Financial Measures:** • Organic Volume Growth (15%) • Organic Net Rev Growth (15%) • Defined Gross Profit Dollars (30%) • Defined Operating Income (20%) • Free Cash Flow (20%)	Market Share Overlay
		20% Strategic KPI Goals	
Long-Term Incentive	**75% Performance Share Units** • 3-year cliff vest • 1-year holding requirement post vest	• 25% Organic Net Revenue Growth • 25% Adjusted EPS Growth • 50% Relative Total Shareholder Return	
	25% Stock Options • 3-year ratable vest • 1-year holding requirement post exercise	**Stock Price**	

Alignment with Strategy

GROWTH
Accelerating consumer-centric growth by balancing our investments across both global and local brands and transforming our marketing

EXECUTION
Driving operational excellence in sales execution, marketing and supply chain and generating continuous improvement

CULTURE
Building a winning growth and ownership culture that leverages local commercial expertise and invests in talent and key capabilities

2020 COMPENSATION PROGRAM DESIGN CHANGES

We changed our compensation program as we transitioned to a new business strategy and incorporated shareholder feedback to further align our compensation structure with long-term value creation. As previewed in our 2020 proxy statement, notable changes to our compensation programs are summarized below.

Annual Incentive Plan

- Replaced Defined EPS with Defined Operating Income
- Replaced the individual performance component (20% of target) of the AIP with strategic measurable KPIs
- Adjusted the weightings of the metrics in the AIP to further align our compensation programs with our strategy

See page 60 for additional detail on the above changes to the 2020 AIP.

Long-Term Incentive Plan

- Capped PSUs; grants will not vest above target if total shareholder return ("TSR") for the performance period is negative
- Increased the difficulty of earning a target PSU payout by requiring 55th percentile TSR performance relative to peers

See page 66 for additional detail on the above changes to the 2020 long-term incentive plan ("LTIP").

Mondelēz International
2021 PROXY STATEMENT | 13

TOTAL TARGET COMPENSATION MIX

The Human Resources and Compensation Committee (the "Compensation Committee") places significant focus on performance-based compensation, which is provided in the form of an annual performance incentive under the AIP, and stock options and PSUs under the LTIP. Our focus on performance-based compensation rewards strong Company financial and operating performance and aligns the interests of our NEOs with those of our shareholders.

Below is the 2020 total target compensation mix for our CEO and, on average, our other NEOs serving as executive officers on December 31, 2020. This compensation mix includes base pay, target annual incentive and long-term incentive grants. The majority of compensation for both the CEO and the other NEOs is at risk/variable pay.



Mondelēz
International

ITEM 1. ELECTION OF DIRECTORS

 How We Build an Experienced and Qualified Board

OBJECTIVE
The Governance Committee works with the Board to determine the appropriate mix of individuals that will result in a Board that is strong in its collective knowledge, competencies and experiences.

HOW WE GET THERE
The Governance Committee identifies, evaluates and recommends to the Board director nominees for election at the Annual Meeting. The Committee invites director nominee suggestions from the directors, management, shareholders and others. In addition, the Governance Committee has retained a third-party executive search firm to assist in identifying and evaluating potential director nominees based on the Board's recruitment objectives.

The Governance Committee considers the factors below when selecting and recruiting directors in the annual nomination process.

Relevant Qualifications, Knowledge and Experiences The Board believes all directors should possess certain attributes, including integrity, sound business judgment and strategic vision, as these characteristics are necessary to establish a competent, ethical and well-functioning board that best represents shareholders' interests.	Consistent with our Corporate Governance Guidelines (the "Guidelines"), when evaluating the suitability of an individual for nomination to our Board, the Governance Committee considers: • the individual's general understanding of the varied disciplines relevant to the success of a large, publicly traded company in today's global business environment; • the individual's understanding of the Company's global businesses and markets; • the individual's professional expertise and educational background; • other factors that promote diversity of views, knowledge and experience, including, among others, gender, race and national origin; • whether the individual meets various independence requirements, including whether an individual's service on boards and board committees of other organizations is consistent with our conflicts of interest policy; and • whether the individual can devote sufficient time and effort to fulfill a director's responsibilities to the Company, given the individual's other commitments. See Key Competencies on page 17.
Individual Director Self-Assessments The Board believes that directors should not expect to be renominated automatically and that directors' qualifications and performance should be evaluated annually.	Annually, all incumbent director nominees complete questionnaires to update and confirm their background, qualifications and skills, and identify any potential conflicts of interest. The Governance Committee, in coordination with the Lead Director, assesses the experience, qualifications, attributes, skills, diversity and contributions of each director. The Governance Committee also considers each individual in the context of the Board composition as a whole, with the objective of recruiting and recommending a slate of director nominees who can best sustain the Company's success and represent our shareholders' interests through the exercise of sound judgment and informed decision-making.

Board Refreshment Through Director Tenure and Age Limits The Board believes that its composition should provide continuity as well as new experiences and fresh perspectives relevant to the Board's work.	The annual Board and director self-assessment processes are important determinants in a director's renomination and tenure. Our Guidelines provide that non-employee directors will have a tenure limit of 15 years. In addition, non-employee directors will not be nominated for re-election to the Board after age 75, except in the case of a non-employee director who first joins the Board between age 70 and 75. In such a case, the director will have a tenure limit of five years. The current Board composition reflects the Board's commitment to ongoing refreshment and the importance of maintaining a balance of tenure and experience. Of the non-employee director nominees, four served as directors prior to the spin-off of Kraft Foods Group, Inc. ("KFG") to shareholders on October 1, 2012, six joined the Board on or after the spin-off, and we are nominating one new director nominee for election at the Annual Meeting.
The Board Seeks and Values Diversity Although the Board does not establish specific diversity goals, the Board's overall diversity is an important consideration in the director recruitment and nomination process.	The director nominees include three women, range in age between 56 and 78 with an average age of approximately 66, represent several national origins, and collectively bring a range of professional and life experiences to the Board. One self-identifies as Black and 11 self-identify as white. When assembling the pool of candidates from which directors are selected, the Governance Committee considers criteria including gender, race and national origin, as diversity in those characteristics promotes a diversity of views, knowledge and experience that contributes to a more informed and effective decision-making process. As part of its annual assessment of the Board's composition, the Governance Committee assesses the effectiveness of the efforts by the Board to promote diversity.

This year, the Board is renominating 11 incumbent directors. Debra A. Crew, a current member of our Board, is not standing for re-election at the Annual Meeting. The Board is nominating one new director, Jane Hamilton Nielsen, the Chief Operating Officer and Chief Financial Officer of Ralph Lauren Corporation. Ms. Nielsen will bring to the Board a wealth of expertise pertaining to global finance, business development and operational strategy.

BOARD COMPOSITION: DIRECTOR QUALIFICATIONS, KNOWLEDGE AND EXPERIENCE

The Governance Committee works with the Board to determine the appropriate mix of individuals that will result in a Board that is strong in its collective qualifications, knowledge and experience. We believe such a Board is best equipped to fulfill its responsibilities, perpetuate the Company's long-term success and represent all shareholders' interests. Based upon its discussions with the Board, the Governance Committee has identified key competencies that are desirable in order for the Board to fulfill its current and future obligations:

Key Competencies		Relevant Experience
INDUSTRY KNOWLEDGE	Industry Knowledge is vital to reviewing and understanding strategy, and the connections between strategy and the potential acquisition of businesses that offer complementary products or services.	• Food and beverage • Consumer products
SIGNIFICANT OPERATING EXPERIENCE	Significant Operating Experience as a current or former executive of a large global company or other large organization gives a director specific insight and expertise that will foster active participation in the development and implementation of the Company's operating plan and business strategy.	• CEO/COO • Manufacturing operations • Retail operations
LEADERSHIP EXPERIENCE	Leadership Experience gives a director the ability to motivate, manage, identify and develop leadership qualities in others and promotes strong critical thinking and verbal communication skills, as well as diversity of views and thought processes.	• CEO/COO or other leadership positions at complex organizations • M&A/alliances/partnerships • Strategic planning • Talent assessment and people development/compensation
SUBSTANTIAL GLOBAL BUSINESS AND OTHER INTERNATIONAL EXPERIENCE	Substantial Global Business and Other International Experience are important given the Company's global presence.	• Developed markets • Emerging markets • New media/digital technology/e-commerce • Technology/information technology strategy • Government affairs/regulatory compliance
ACCOUNTING AND FINANCIAL EXPERTISE	Accounting and Financial Expertise enables a director to analyze financial statements, capital structure and complex financial transactions, and oversee accounting and financial reporting processes.	• CFO • M&A/alliances/partnerships • Financial acumen/capital markets • Cost management
PRODUCT RESEARCH, DEVELOPMENT AND MARKETING EXPERIENCE	Product Research, Development and Marketing Experience in the food and beverage sector or a complementary industry contributes to a director's ability to oversee efforts to identify and develop new food and beverage products and implement marketing strategies that will improve performance.	• Consumer insights/analytics • Research & development • Innovation
PUBLIC COMPANY BOARD AND CORPORATE GOVERNANCE EXPERIENCE	Public Company Board and Corporate Governance Experience at a large publicly traded company provides a director with a solid understanding of the extensive and complex oversight responsibilities of public company boards and furthers the goals of greater transparency, accountability and protection of shareholders' interests.	• CEO/COO/other governance leadership positions • Government affairs/regulatory compliance

INDIVIDUAL DIRECTOR SELF-ASSESSMENTS AND CONSIDERATIONS FOR RENOMINATION OF INCUMBENT DIRECTORS

The Governance Committee coordinates annual Board, committee and director self-assessments. The assessment process includes one-on-one discussions between each director and the Lead Director. All incumbent director nominees complete questionnaires annually to update and confirm their background, qualifications and skills, and identify any potential conflicts of interest. The Governance Committee assesses the experience, qualifications, attributes, skills, diversity and contributions of each director. The Governance Committee, in coordination with the Lead Director, also considers each individual in the context of the Board composition as a whole, with the objective of recruiting and recommending a slate of director nominees who can best sustain the Company's success and represent our shareholders' interests through the exercise of sound judgment and informed decision-making.

BOARD REFRESHMENT THROUGH DIRECTOR TENURE, AGE LIMITS AND ANNUAL SELF-ASSESSMENTS

The Board believes that its composition should provide continuity as well as new experiences and fresh perspectives relevant to the Board's work. The Board does not believe that directors should expect to be automatically renominated. Therefore, the annual Board and director self-assessment processes are important determinants in a director's renomination and tenure. Our Guidelines provide that non-employee directors will have a tenure limit of 15 years. Non-employee directors will not be nominated for re-election to the Board after they turn 75, except in the case of a non-employee director who first joins the Board between age 70 to 75. In such a case, the director will have a tenure limit of five years.

In addition, as noted above, the Board's annual self-assessment process includes director self-assessments and discussions between the Lead Director and each director, in coordination with the Governance Committee, regarding the director's strengths and opportunities to enhance contributions.

The current Board composition reflects the Board's commitment to ongoing refreshment. Four of the non-employee directors served as directors before the spin-off of KFG to shareholders on October 1, 2012 and seven joined the Board on or after the spin-off.

THE BOARD SEEKS AND VALUES DIVERSITY

Mondelēz International manufactures and markets food and beverage products for consumers in over 150 countries around the world. The Board embraces and encourages the Company's culture of diversity and inclusion. The Board's directors bring diversity of gender, race, national origin, thought and global experience that promote informed decision making.

Although the Board does not establish specific diversity goals, the Board's overall diversity is an important consideration in the director recruitment and nomination process. When assembling the pool of candidates from which directors are selected, the Governance Committee considers criteria including gender, race and national origin, as diversity in those characteristics promotes a diversity of views, knowledge and experience that contributes to a more informed and effective decision-making process.

The ultimate selection of a director from the candidate pool depends on a variety of factors, which are discussed under "How We Build an Experienced and Qualified Board" on page 15 and "Board Composition: Director Qualifications, Knowledge and Experience" on page 17. As part of its annual assessment of the Board's composition, the Governance Committee assesses the effectiveness of the Board's efforts to promote diversity. In addition, the Board joined other international organizations as a signatory of the Board Diversity Action Alliance (the "Alliance"), which seeks to increase the number of racially and ethnically diverse leaders on the boards of corporations, beginning with Black directors. The Alliance also is accelerating change through enhanced disclosure of Board directors' race and ethnicity and the annual reporting of diversity, equity and inclusion progress.

Our director nominees include three women, range in age between 56 and 78 with an average age of approximately 66, represent several national origins, and collectively bring a range of professional and life experiences to the Board's work. One director nominee self-identifies as Black and 11 self-identify as white.

➡ Shareholder Recommendations for Director Candidates

The Governance Committee will consider recommendations for director candidates submitted by shareholders. Shareholders should submit the proposed candidate's name along with the same information required for a shareholder to nominate a candidate for election to the Board at an annual meeting. Recommendations should be sent to our Corporate Secretary in the same manner as set forth in the advance notice provisions of our By-Laws.

The Governance Committee evaluates director candidates recommended by shareholders using the same criteria as it uses to evaluate candidates from other sources. Following the evaluation process, the Governance Committee makes a recommendation to the Board regarding the candidate's appointment or nomination for election to the Board, and the Board considers whether to appoint or nominate the candidate. Shareholders who nominate prospective candidates will be advised of the Board's decision.

Mondelēz International

➡ Shareholders Elect Directors Annually

Members of the Board are elected annually by a majority of votes cast if the election is uncontested. The terms of all directors elected at the Annual Meeting will end at the 2022 Annual Meeting of Shareholders or when a director's successor has been duly elected and qualified.

The Governance Committee recommended, and the Board nominated for election at the Annual Meeting, the 12 director nominees listed below under "Director Nominees for Election at the Annual Meeting." Ms. Nielsen was recommended for consideration by Heidrick & Struggles, an international executive search firm. Shareholders most recently elected 11 incumbent directors and one new director to one-year terms at the 2020 Annual Meeting of Shareholders. Ms. Crew, who was elected by the shareholders at the 2020 Annual Meeting of Shareholders, is not standing for re-election at the Annual Meeting.

Each director nominee consented to his or her nomination for election to the Board and to serving on the Board, if elected. If a director nominee should become unavailable to serve as a director, the individuals named as proxies intend to vote the shares for a replacement director nominee designated by the Board. In lieu of naming a substitute, the Board may reduce the number of directors on the Board.

➡ Director Nominees for Election at the Annual Meeting

> ✅ **THE BOARD RECOMMENDS SHAREHOLDERS VOTE <u>FOR</u> THE ELECTION OF EACH OF THE 12 DIRECTOR NOMINEES LISTED BELOW.**

The following information regarding each director nominee is as of March 12, 2021 except as otherwise noted.

	**Lewis W.K. Booth** *Former Executive Vice President and Chief Financial Officer, Ford Motor Company*	Age 72 **DIRECTOR SINCE:** October 2012 White/Male	**INDEPENDENT**	**BOARD COMMITTEES:** • Finance • Compensation

DIRECTOR QUALIFICATIONS:
- During his career at Ford, Mr. Booth gained global business experience and led operations in Africa, Asia and Europe. In these and other roles, he successfully implemented major growth initiatives, business restructuring and cost management, and was involved in strategy, product development, marketing and operations.

- Mr. Booth held a variety of positions on Ford's Finance staff. As Ford's Chief Financial Officer during the 2008 financial crisis, Mr. Booth led a restructuring of Ford's balance sheet and a return to growth and profitability.

- Mr. Booth is a Chartered Management Accountant.

- Mr. Booth has extensive public company board and corporate governance experience. He is a director of Rolls-Royce Holdings plc and a former director of Gentherm Incorporated.

Mr. Booth served as Executive Vice President and Chief Financial Officer of Ford Motor Company, a global automobile manufacturer, from November 2008 until his retirement in April 2012. He was Executive Vice President of Ford of Europe, Volvo Car Corporation and Ford Export Operations and Global Growth Initiatives, and Executive Vice President of Ford's Premier Automotive Group from October 2005 to October 2008. Prior to that, Mr. Booth held various executive leadership positions with Ford, including Chairman and Chief Executive Officer of Ford of Europe, President of Mazda Motor Corporation and President of Ford Asia Pacific and Africa Operations. He worked for Ford in various positions from 1978 to 2012.

Mr. Booth was appointed Commander of the Order of the British Empire in June 2012 for his services to the United Kingdom's automotive and manufacturing industries.



Charles E. Bunch *Retired Executive Chairman, PPG Industries, Inc.*	Age 71 **DIRECTOR SINCE:** September 2016 White/Male	**INDEPENDENT**	**BOARD COMMITTEES:** • Governance (Chair) • Compensation

DIRECTOR QUALIFICATIONS:

• During his 37-year career at PPG, Mr. Bunch gained valuable experience in executive leadership, operations management, cost management, risk management and strategic planning.

• Under Mr. Bunch's leadership, PPG accelerated its business transformation, becoming the world's leading paints and coatings company through strategic actions that focused its business portfolio and expanded and strengthened its international presence. During his tenure as Chairman and Chief Executive Officer, PPG made more than 30 acquisitions and delivered strong growth and record financial performance.

• Through his service at the Federal Reserve Bank of Cleveland, including as its Chairman, Mr. Bunch gained a deep understanding of the U.S. economy and corporate finance.

• Mr. Bunch has extensive public company board and corporate governance experience. He is a director of Marathon Petroleum Corporation, ConocoPhillips and The PNC Financial Services Group, Inc. and a former director of H.J. Heinz Company and PPG.

Mr. Bunch served as Executive Chairman of PPG Industries, Inc., a manufacturer and distributor of a broad range of coatings, specialty materials and glass products, from September 2015 until his retirement in August 2016. He served as Chairman, President and Chief Executive Officer from July 2005 until August 2015; President and Chief Executive Officer from March 2005 until July 2005; President and Chief Operating Officer from July 2002 until March 2005; Executive Vice President, Coatings from 2000 to 2002 and Senior Vice President, Strategic Planning and Corporate Services from 1997 to 2000. He joined PPG in 1979 and held various positions in finance and planning, marketing and general management in the United States and Europe.

Mr. Bunch is a former director and chairman of the Federal Reserve Bank of Cleveland and a former director and chairman of the National Association of Manufacturers.



Lois D. Juliber *Former Vice Chairman and Chief Operating Officer, Colgate-Palmolive Company*	Age 72 **DIRECTOR SINCE:** November 2007 White/Female	**INDEPENDENT**	**BOARD COMMITTEES:** • Governance • Compensation (Chair)

DIRECTOR QUALIFICATIONS:

• Ms. Juliber brings a global perspective and many years of experience in the food and consumer products industries.

• As Vice Chairman and Chief Operating Officer of Colgate-Palmolive, she was responsible for Colgate-Palmolive's business around the world as well as the company's growth functions, including global marketing and business development, research and development, supply chain operations and information technology.

• Ms. Juliber is credited with leading the resurgence of Colgate-Palmolive's Colgate North America business, which was marked by market share increases, highly successful new products and increased profitability.

• Ms. Juliber also has extensive public company board and corporate governance experience. She is a director of Corteva, Inc. Ms. Juliber also is a former director of DowDuPont Inc. (successor of E.I. du Pont de Nemours and Company) and Goldman Sachs Group, Inc.

Ms. Juliber served as Vice Chairman of Colgate-Palmolive Company, a global consumer products company, from 2004 until her retirement in April 2005. She served as Colgate-Palmolive's Chief Operating Officer from 2000 to 2004, Executive Vice President – North America and Europe from 1997 until 2000, President of Colgate North America from 1994 to 1997 and Chief Technology Officer from 1991 until 1994.

Prior to joining Colgate-Palmolive, Ms. Juliber spent 15 years at Mondelēz International's predecessor, General Foods Corporation, in a variety of key marketing and general management positions.

Mondelēz International



		Age 78		BOARD COMMITTEES:
	Peter W. May *President and a Founding Partner, Trian Fund Management, L.P.*	**DIRECTOR SINCE:** March 2018 White/Male	**INDEPENDENT**	• Finance • Compensation

DIRECTOR QUALIFICATIONS:

• Mr. May has extensive investment, financial and leadership experience as President and a Founding Partner of Trian Fund Management, working with management teams and boards of directors, as well as acquiring, investing in and building companies. He has a deep understanding of the capital markets. He also has strong relationships with institutional investors and within investment banking/capital markets.

• Mr. May has considerable experience with large, complex food service organizations such as The Wendy's Company, with a focus on operational efficiency and effectiveness.

• Mr. May has extensive public company board and corporate governance experience. He is a director of The Wendy's Company. He is a former director of Tiffany & Co.

Mr. May has served as President and a Founding Partner of Trian Fund Management, L.P., an investment management firm, since November 2005. He also served as President and Chief Operating Officer and a director of Triarc Companies, Inc. (now known as The Wendy's Company), a holding company for various consumer and industrial businesses, from April 1993 to June 2007 and has served as its non-Executive Vice Chairman since June 2007.

Mr. May was President and Chief Operating Officer of Triangle Industries, Inc., a manufacturer of packaging products, from 1983 to December 1988 when it was acquired by Pechiney, S.A.



		Age 59		BOARD COMMITTEES:
	Jorge S. Mesquita *Former Executive Vice President and Worldwide Chairman, Consumer, Johnson & Johnson*	**DIRECTOR SINCE:** May 2012 White/Male	**INDEPENDENT**	• Audit • Governance

DIRECTOR QUALIFICATIONS:

• Mr. Mesquita brings extensive experience leading major global company business units. In these roles, he has a strong track record of building and marketing global brands, including the reinvention of key brands, leading strategic business transformations and driving strong, profitable growth.

• As P&G's Group President, New Business Creation and Innovation, Mr. Mesquita redesigned the company's business development organization and worked across the company with technology, marketing and finance leaders to develop groundbreaking innovation capabilities.

• Mr. Mesquita is known for driving innovation and has led large, complex supply chain organizations.

• Mr. Mesquita was born and raised in Mozambique, Africa and is of Portuguese descent. He has lived and worked in several countries, including Venezuela, Mexico, Brazil and the United States. He is fluent in Portuguese, Spanish and English.

• Mr. Mesquita has public company board and corporate governance experience. He is a director of Humana Inc.

Mr. Mesquita was Executive Vice President and Worldwide Chairman, Consumer of Johnson & Johnson, a global healthcare products company, from December 2014 until February 2019. He served on J&J's Executive Committee and led the Consumer Group Operating Committee. Mr. Mesquita has also served as an advisor to Cinven, a U.K. private equity firm, since October 2020.

Prior to that, he was employed by P&G, a global marketer of consumer products, in various marketing and leadership capacities for 29 years from 1984 to 2013. During his tenure at P&G, he served as Group President – New Business Creation and Innovation from March 2012 until June 2013, Group President – Special Assignment from January 2012 until March 2012, Group President, Global Fabric Care from 2007 to 2011 and President, Global Home Care from 2001 to 2007, also serving as President of Commercial Products and President of P&G Professional from 2006 to 2007.



| **Jane Hamilton Nielsen**
Chief Operating Officer and Chief Financial Officer, Ralph Lauren Corporation | Age 56
White/Female | **INDEPENDENT** | **DIRECTOR NOMINEE** |

DIRECTOR QUALIFICATIONS:

- Ms. Nielsen has extensive financial experience gained during her service as Chief Operating Officer and Chief Financial Officer at Ralph Lauren and as Chief Financial Officer at Coach. She also spent 15 years in PepsiCo's financial organization.

- Ms. Nielsen brings a global perspective and many years of experience in the food and consumer products industries. Throughout her tenure at Ralph Lauren, Ms. Nielsen has driven operational efficiency, digital transformation and investment in omni-channel capability. She worked on numerous acquisitions and integrations while at PepsiCo, including the acquisition of Quaker Oats.

- Ms. Nielsen has public company board and corporate governance experience. She is a former director of Pinnacle Foods Inc.

Ms. Nielsen has served as Chief Financial Officer of Ralph Lauren Corporation, a global leader in the design, marketing and distribution of premium lifestyle products, since September 2016 and its Chief Operating Officer since April 2019. She leads Ralph Lauren's global technology, finance, business development, logistics and real estate organizations. She previously served as Chief Financial Officer of Coach, Inc., a leading design house of modern luxury accessories and lifestyle collections, from September 2011 to August 2016. Prior to that, Ms. Nielsen spent 15 years at PepsiCo, Inc. and Pepsi Bottling Group, a global snack and beverage company, in various senior financial senior roles, including Senior Vice President and Chief Financial Officer of PepsiCo Beverages Americas and the Global Nutrition Group, and she has experience in the areas of mergers & integration, investor relations and strategic planning.



| **Fredric G. Reynolds**
Former Executive Vice President and Chief Financial Officer, CBS Corporation | Age 70
DIRECTOR SINCE:
December 2007

White/Male | **INDEPENDENT** | **BOARD COMMITTEES:**
• Audit (Chair)
• Finance |

DIRECTOR QUALIFICATIONS:

- Mr. Reynolds has extensive experience in both the media (including advertising and marketing) and the food and beverage industries. He served in various executive roles at CBS, Viacom and PepsiCo. While at CBS, he successfully managed the integration following the CBS/Viacom merger, and he was ultimately responsible for all financial functions and growing the business portfolio at Viacom. During his tenure as Chief Financial Officer of CBS, CBS shareholders experienced substantial share appreciation and return of capital.

- Mr. Reynolds brings extensive financial experience gained during his service as Chief Financial Officer at CBS and Viacom and at divisions of PepsiCo.

- Mr. Reynolds is a Certified Public Accountant.

- Mr. Reynolds has extensive public company board and corporate governance experience. He is a director of Pinterest, Inc. and Raytheon Technologies (formerly United Technologies Corporation). He is a former director of AOL, Inc. and Hess Corporation.

Mr. Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation, a mass media company, from 2006 until his retirement in 2009. From 2001 through 2005, Mr. Reynolds served as President and Chief Executive Officer of Viacom Television Stations Group, a mass media company, and as Executive Vice President and Chief Financial Officer of Viacom Inc., a mass media company, from 2000 to 2001. He also served as Executive Vice President and Chief Financial Officer of CBS and its predecessor, Westinghouse Electric Corporation, from 1994 to 2000.

Prior to that, Mr. Reynolds served in various capacities at PepsiCo for 12 years, including Chief Financial Officer or Financial Officer at food and beverage companies Pizza Hut, Pepsi Cola International, Kentucky Fried Chicken Worldwide and Frito-Lay.

Mondelēz International



		Age 61		BOARD COMMITTEES:
Christiana S. Shi *Former President, Direct-to-Consumer, Nike, Inc.*		**DIRECTOR SINCE:** January 2016 White/Female	**INDEPENDENT**	• Audit • Governance

DIRECTOR QUALIFICATIONS:

• During her career at McKinsey, Ms. Shi worked across North America, Europe, Latin America and Asia providing leadership, expertise and strategic vision to senior executives of Fortune 200 consumer companies. She designed and led performance transformation programs, developed cross-channel marketing and merchandising programs, and drove market entry work.

• In her various roles at Nike, Ms. Shi led Nike's global digital commerce business and retail organization, as well as real estate, finance, supply chain operations and information technology.

• With her deep knowledge of digital commerce, Ms. Shi helped lead a significant transformation and accelerated growth in Nike's digital commerce capabilities.

• Ms. Shi has extensive public company board and corporate governance experience. She is a director of United Parcel Service, Inc. She is a former director of West Marine, Inc. and Williams Sonoma, Inc.

Ms. Shi served as President, Direct-to-Consumer of Nike, Inc., a global provider of athletic footwear and apparel, from July 2013 until her retirement in September 2016. From 2012 to 2013, she served as Nike's Vice President and General Manager, Global Digital Commerce. From 2010 to 2012, she served as Nike's Chief Operating Officer for Global Direct-to-Consumer. Ms. Shi is a principal of Lovejoy Advisors, LLC, an advisory services firm for digitally transforming consumer and retail businesses, which she founded in November 2016.

Prior to joining Nike, Ms. Shi spent 24 years at McKinsey & Company, a global management consulting firm, in various roles including ten years as Director and Senior Partner. Ms. Shi has served as a senior advisor for McKinsey's Consumer Digital Practice since August 2020.

From 1981 to 1984, Ms. Shi served in various trading, institutional sales and investment banking roles at Merrill Lynch & Company.



		Age 65		BOARD COMMITTEES:
Patrick T. Siewert *Managing Director and Partner,* *The Carlyle Group, L.P.*		**DIRECTOR SINCE:** October 2012 White/Male	**INDEPENDENT**	• Audit • Finance (Chair)

DIRECTOR QUALIFICATIONS:

• While working at Coca-Cola, Eastman Kodak and Carlyle, Mr. Siewert developed extensive knowledge in the food and beverage and consumer products industries, especially insights into consumer trends and routes-to-market.

• Mr. Siewert led business operations globally and in Europe, Africa and the Middle East and Asia. He currently focuses on investments in Asian markets and select global opportunities.

• Mr. Siewert has extensive public company board and corporate governance experience. He is a director of Avery Dennison Corporation.

Mr. Siewert has served as a Managing Director and Partner for The Carlyle Group, L.P., a global alternative asset management firm, since April 2007.

From 2001 to 2007, he held a variety of roles with The Coca-Cola Company, a global beverage company, including Group President and Chief Operating Officer, Asia, and was a member of the Global Executive Committee.

From 1974 to 2001, he held a variety of roles with Eastman Kodak Company, a technology company focused on imaging products and services, including Chief Operating Officer, Consumer Imaging and Senior Vice President and President of the Kodak Professional Division.



Michael A. Todman *Former Vice Chairman,* *Whirlpool Corporation*	Age 63 **DIRECTOR SINCE:** May 2020 Black/Male	**INDEPENDENT**	**BOARD COMMITTEES:** • Audit • Governance

DIRECTOR QUALIFICATIONS:

• Mr. Todman has broad leadership experience, including leading a $10 billion international business unit.

• Mr. Todman brings strong industry knowledge and marketing experience. He has extensive consumer experience from Whirlpool and as a director of Newell Brands and Brown-Forman.

• Mr. Todman has comprehensive knowledge of emerging markets and has led strategic growth initiatives for emerging markets in Asia.

• Mr. Todman has extensive public company board and corporate governance experience. He is a director of Brown-Forman, Carrier Global Corporation and Prudential and a former director of Newell Brands and Whirlpool.

Mr. Todman served as Vice Chairman of Whirlpool Corporation, a major home appliance company, from November 2014 until his retirement in December 2015, and as a member of the Board of Directors from 2006 to December 2015. Prior to that, Mr. Todman was President, Whirlpool International, from 2009 to 2014 and President, Whirlpool North America, from 2007 to 2009. Mr. Todman was employed by Whirlpool beginning in 1993 in various capacities, including management, operations, sales and marketing positions in North America and Europe.

Before joining Whirlpool, Mr. Todman served in a variety of roles of increasing responsibility with Wang Laboratories, Inc., a manufacturer of computer systems, from 1983 to 1993, and PricewaterhouseCoopers LLP, a multinational professional services firm, from 1979 to 1983.



Jean-François M. L. van Boxmeer *Chairman of the Board, Vodafone Group Plc* *Former Chairman of the Executive Board and* *Chief Executive Officer, Heineken N.V.*	Age 59 **DIRECTOR SINCE:** January 2010 **LEAD DIRECTOR SINCE:** May 2020 White/Male	**INDEPENDENT**	**BOARD COMMITTEES:** As Lead Director, Mr. van Boxmeer is an *ex-officio* non-voting member of all committees.

DIRECTOR QUALIFICATIONS:

• Mr. van Boxmeer has a strong track record leading strategic acquisitions and integrations and driving revenue growth. He led Heineken's significant global expansion, bringing its iconic brands into new markets through 65 acquisitions since 2005. These expanded Heineken's brewing operations from 39 countries to 70, including China, Mexico, Brazil, Ethiopia, Vietnam and Ivory Coast.

• Mr. van Boxmeer brings a global perspective with particular insights regarding developing markets.

• Mr. van Boxmeer has broad leadership experience, including in global operations, product development and marketing, and the beverages and consumer products industries.

• Mr. van Boxmeer has extensive public company board and corporate governance experience. He is Chairman of the Board of Vodafone Group Plc, a Member of the Shareholders' Committee of Henkel AG & Co. KGaA and a director of Heineken Holding N.V.

Mr. van Boxmeer became chairman of Vodafone Group Plc, a global telecommunications company, in November 2020. Mr. van Boxmeer also served as Chairman of the Executive Board and Chief Executive Officer of Heineken N.V., a global brewing company with a network of distributors and brewers in more than 70 countries, from 2005 until his retirement in May 2020 and was a member of its Executive Board from 2001 until his retirement.

Mr. van Boxmeer was employed by Heineken for 36 years in various capacities, including in management positions in Rwanda (Sales & Marketing Manager), Democratic Republic of Congo (General Manager), Poland (Managing Director) and Italy (Managing Director). His experience includes Executive Board responsibility for Heineken Regions and Global functions: Human Resources, Corporate Relations, Supply Chain, Commerce, Legal Affairs, Strategy, Internal Audit and Company Secretary.



Dirk Van de Put

Chairman and Chief Executive Officer,
Mondelēz International, Inc.

Age 60
DIRECTOR SINCE:
November 2017
White/Male

DIRECTOR QUALIFICATIONS:

• Mr. Van de Put is a seasoned global Chief Executive Officer with experience and expertise in all critical business and commercial operations in both emerging and developed markets.

• Mr. Van de Put brings a global perspective, having lived and worked on three different continents.

• Mr. Van de Put has extensive leadership experience, including 30 years of experience in the food and consumer packaged goods industry.

• Mr. Van de Put is fluent in English, Dutch, French, Spanish and Portuguese.

• Mr. Van de Put has public company board and corporate governance experience. He is a director of Keurig Dr Pepper Inc. and a former director of Mattel, Inc.

Mr. Van de Put became Chief Executive Officer of Mondelēz International and joined the Company's Board of Directors in November 2017. He became Chairman in April 2018. Mr. Van de Put served as President and Chief Executive Officer of McCain Foods Limited, a multinational frozen food provider, from 2011 to 2017, and served as its Chief Operating Officer from 2010 to 2011.

Mr. Van de Put also served as President and Chief Executive Officer, Global Over-the-Counter, Consumer Health Division of Novartis AG, a global healthcare company, from 2009 to 2010. From 1998 to 2009, he held a variety of roles with Groupe Danone SA, a multinational provider of packaged water, dairy and baby food products, including Executive Vice President, Fresh Dairy and Waters, Americas, and Executive Vice President, Fresh Dairy and Waters, Latin America.

From 1997 to 1998, he served as President, Coca-Cola Caribbean, and as Vice President, Value Chain Management, Coca-Cola Brazil with Coca-Cola.

From 1986 to 1997, he held a variety of roles with Mars, a global manufacturer of confectionery, pet food and other food products and a provider of animal care services, including General Manager and President, Southern Cone Region, Mars South America and Vice President, Marketing, Latin America.

CORPORATE GOVERNANCE

This section describes our governance policies, key practices, Board leadership structure and oversight functions. Our Board is committed to corporate governance practices that promote and protect the long-term interests of our shareholders. We design our corporate governance practices to provide a robust and balanced framework for the Board in upholding its fiduciary responsibilities and to promote accountability with, and trust in, the Company. Our Board believes that having and adhering to a strong corporate governance framework is essential to our long-term success.

➡ Governance Guidelines

KEY ELEMENTS OF OUR GOVERNANCE FRAMEWORK, PRACTICES AND POLICIES ENHANCE OUR BOARD'S EFFECTIVENESS AND ACCOUNTABILITY TO SHAREHOLDERS

The Guidelines articulate our governance philosophy, practices and policies in a range of areas, including the Board's role and responsibilities, Board composition and structure, responsibilities of the Board's committees, CEO and Board performance evaluations, and succession planning. At least annually, the Governance Committee reviews the Guidelines and recommends any changes to the Board for its consideration.

Key practice/policy	Benefits
Shareholders elect directors annually by majority vote in uncontested elections.	Strengthens Board, committee and individual director accountability.
By-Laws provide for **proxy access**, enabling substantial shareholders to add their nominee(s) to the proxy. Key parameters: • *Minimum Ownership Threshold*: 3% or more of the outstanding Common Stock; • *Ownership Duration*: continuously for at least 3 years; • *Nominating Group Size*: up to 20 shareholders may aggregate holdings to meet the minimum ownership threshold; and • *Maximum Nominations Permitted*: greater of 20% of the Board or 2 nominees.	Further strengthens Board accountability and encourages engagement with substantial shareholders regarding Board composition.
By-Laws allow shareholders of record of at least 20% of the voting power of the outstanding stock to call a **special meeting of shareholders**.	Further strengthens Board accountability and encourages engagement with substantial shareholders regarding important matters.
We **engage with shareholders** to seek their input on emerging issues, address their questions and understand their perspectives. The Lead Director is available for consultation with our major shareholders.	Allows shareholders to regularly provide feedback on the Company's strategy, governance, compensation and sustainability practices.
Our **independent Lead Director** has substantive responsibilities: engages in planning and approval of meeting schedules/agendas; presides over frequent executive sessions of independent directors; and consults with major shareholders.	A highly effective and engaged independent Lead Director: • Incorporates independent directors' input and investors' perspectives into agendas and discussions; • Fosters candid discussion during regular executive sessions of the independent directors; and • Provides feedback to management regarding Board concerns and information needs.
The Guidelines provide that the **Chairman and CEO generally should be the only member of management to serve as a director**.	Majority independent directors in the boardroom and fully independent committees effectively oversee management on behalf of shareholders.

Mondelēz International

Key practice/policy	Benefits
Regular Board, committee and director self-assessments include candid, one-on-one conversations between the Lead Director and each director, in coordination with the Governance Committee. The results of these self-assessments are used in planning Board and committee meetings and agendas, fostering director accountability and committee effectiveness, analyzing Board composition, and making director recruitment and governance decisions.	• Promotes continuous process improvement of the Board and committees. • Provides an opportunity to discuss individual directors' contributions and performance as well as solicit their views on improving Board and committee performance.
Non-employee director **tenure and retirement policies**: • All non-employee directors have a tenure limit of 15 years. • Non-employee directors will not be nominated for election to the Board after their 75th birthday unless they first join the Board between age 70 and 75, in which case they may serve for five years.	• Tenure and retirement policies promote ongoing evolution and refreshment. • Annual self-assessments provide a disciplined mechanism for director input into the Board evolution and succession planning process. • Average tenure for current non-employee directors is approximately seven years.
At each in-person Board meeting, the independent directors meet in **executive session without any members of management** present. The independent Lead Director chairs these sessions. A committee chair leads a Board discussion of a topic relevant to that committee's remit.	Allows the Board to discuss substantive issues, including matters concerning management, without management present.
Annually, **the Compensation Committee sets goals for and evaluates the Chairman and CEO's performance**. The Compensation Committee seeks input from the other directors before deciding on a performance rating and compensation actions.	Enhances management accountability.
The Board has at least one meeting each year primarily dedicated to strategy where it meets with management to discuss, understand and challenge our strategic plan's short- and long-term objectives. At Board meetings held throughout the year, the Board and management track progress against the strategic plan's goals, consider impacts due to changing circumstances in the industry and the economic environment, and monitor strategic and operational risks.	The Company's goals and executive compensation design are tied to a number of metrics critical to achieving the strategic plan and promoting long-term shareholder returns.
A director who serves as CEO at another public company should not serve on more than two public company boards in addition to our board. Other directors should not serve on more than four public company boards, including our board.	• All directors comply with this policy. • Directors have sufficient time to fulfill their duties to the Company.

➡ Director Onboarding and Education

We provide new directors with a substantive onboarding program. They meet with numerous Company executives to learn about different aspects of the Company operations, and they are invited to attend various Board committee meetings prior to joining any committees. Once new directors are appointed to committees, they meet with the Company officers who support those committees.

During their service, directors have opportunities to meet and talk with our employees during Board visits to Company facilities and during Board and committee meetings. Prior to the COVID-19 pandemic, individual directors experienced our Direct Store Delivery model by riding with one of our drivers during an assigned route, met with employees involved in our e-commerce initiatives and observed a Line of the Future during production at our factories.

In addition, the Company supports director participation in continuing education programs and reimburses directors for reasonable costs associated with attendance.

➲ Board Leadership Structure

The Board has a duty to act as it believes to be in the best interests of the Company and its shareholders, including determining the leadership structure that will best serve those interests. The By-Laws provide the Board flexibility in determining its leadership structure. Within this framework, the Board determines the most appropriate leadership structure at a given time in light of the Company's needs and circumstances, as described below. The Board may determine that the CEO should also serve as Chairman, but if it does so, the independent directors appoint an independent Lead Director with substantive responsibilities.

The Board recognizes the importance of the Company's leadership structure to our shareholders and regularly receives and considers input on the topic obtained through engagement with our shareholders.

In considering which leadership structure will allow it to carry out its responsibilities most effectively and best represent shareholders' interests, the Board takes into account various factors. Among them are our specific business needs, our operating and financial performance, industry conditions, economic and regulatory environments, the results of Board and committee annual self-assessments, the advantages and disadvantages of alternative leadership structures based on circumstances at that time, shareholder input, and our corporate governance practices.

THE BOARD'S CURRENT LEADERSHIP STRUCTURE PROVIDES INDEPENDENT LEADERSHIP AND MANAGEMENT OVERSIGHT

Our Board is led by Mr. Van de Put, the Chairman and CEO, together with Mr. van Boxmeer, our independent Lead Director. In addition, independent directors chair the Board's four standing committees.

Messrs. Van de Put and van Boxmeer are committed to working closely together. The Board believes that they, together with our independent committee chairs, provide appropriate leadership and oversight of the Company and facilitate effective functioning of both the Board and management.



MR. VAN DE PUT
Chairman since 2018

The Board carefully considered its leadership structure, including whether the role of Chairman should be a non-executive position or combined with that of the CEO. Following due consideration, the Board concluded that combining these roles best positions Mr. Van de Put to:

- promote shareholders' interests and contribute to the Board's efficiency and effectiveness because of his knowledge of the Company, the food industry and the competitive environment in which we operate;
- promote the alignment of our strategic and business plans;
- inform the Board about our global operations and critical business matters including oversight of the Company's risk management process; and
- discuss with the Board key risks and management's responses to them.



MR. VAN BOXMEER
Lead Director since 2020

The independent directors selected Mr. van Boxmeer because he:

- is well-positioned to lead a high-performing Board by keeping it focused, coordinating across committees and facilitating effective information flow to the directors given his experience serving on multiple Board committees, as well as experience as Chairman of Vodafone and prior experience as former Executive Chairman and Chief Executive Officer of Heineken;
- builds a productive relationship between the Board and Mr. Van de Put by providing him with candid, constructive feedback from the Board;
- serves as a contact person for our shareholders; and
- is deeply engaged in the Company's commitment to create a positive impact on the world while driving business performance.

INDEPENDENT LEAD DIRECTOR ROLE AND RESPONSIBILITIES

The Board created the Lead Director position to provide strong leadership of the Board's affairs on behalf of shareholders, increase the Board's effectiveness, promote open communication among the independent directors, and serve as the principal liaison between the Chairman and the other independent directors. The independent directors annually select the Lead Director for a one-year term.

The Lead Director has significant authority and responsibilities that protect shareholders' interests by promoting strong management oversight and accountability. Under the Guidelines, the Lead Director, in consultation with the other independent directors, has the following substantive duties and responsibilities:

• Serve as liaison between the independent directors and the Chairman and CEO;

• Seek input from the independent directors and advise the Chairman and CEO as to an appropriate annual schedule of, and major agenda topics and content of related briefing materials for, regular Board meetings prior to Board review;

• Review and approve meeting agendas as well as the content of Board briefing materials;

• Review and approve the allocation of time among the Board and committee meetings;

• Preside at Board meetings at which the Chairman and CEO is not present, including executive sessions of the independent directors and, as appropriate, apprise the Chairman of the topics considered;

• Call meetings of the independent directors or of the Board as needed;

• Facilitate effective communication and interaction between the Board and management;

• Provide input into the design of the annual Board, committee and individual director self-evaluation process;

• Work with the Governance Committee to develop recommendations for committee structure, membership, rotations and chairs;

• Be available for consultation with the Company's major shareholders; and

• Perform such other duties as the Board may from time to time delegate to the Lead Director.

➡ Director Independence

ALL DIRECTORS ARE INDEPENDENT EXCEPT FOR OUR CHAIRMAN AND CEO

The Guidelines require that at least 80% of our directors meet the Nasdaq listing standards' independence requirements. In order to determine that a director is independent, the Board must affirmatively determine, after reviewing all relevant information, that a director has no relationship with Mondelēz International or any of its subsidiaries that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on that criterion, the Board determined that the following directors and director nominee are independent: Lewis W.K. Booth, Charles E. Bunch, Debra A. Crew, Lois D. Juliber, Peter W. May, Jorge S. Mesquita, Jane Hamilton Nielsen, Fredric G. Reynolds, Christiana S. Shi, Patrick T. Siewert, Michael A. Todman and Jean-François M. L. van Boxmeer. The Board also determined that former directors Mark D. Ketchum and Joseph Neubauer were independent during the time that they served as directors in 2020.

Mr. Van de Put is not independent because he is a Mondelēz International employee.

Mondelēz
International

◯ Board Oversight of Strategy

Oversight of our business strategy is one of our Board's key responsibilities. The Board believes that overseeing and monitoring strategy is a continuous process. The Board has at least one meeting each year primarily dedicated to strategy where it meets with management to discuss, understand and challenge our strategic plan's short- and long-term objectives. At Board meetings held throughout the year, the Board and management track progress against the strategic plan's goals, consider impacts due to changing circumstances in the industry and the economic environment, and monitor strategic and operational risks. Throughout the strategic review that led to the development of our growth strategy, the Board and management team worked in close coordination to craft a consumer-centric strategy that leverages our Company's unique strengths in the snacking market to accelerate growth.

Our Board, with recommendations from the Finance Committee, oversees the alignment of our capital allocation priorities with our long-term strategy. The Board oversees our capital allocation process and annually reviews our capital deployment budget, with the goal of balancing investment in growth and returning cash to shareholders. We continue to demonstrate this balance through our historical investments in capital expenditures and research and development, paired with dividend growth and share repurchases.

◯ Board Oversight of Risk Management

Our business faces various risks, including strategic, financial, operational and compliance risks. Identifying, managing and mitigating our exposure to these risks, along with effective oversight of such matters, are activities critical to our operational decision-making and annual planning processes.

Management is responsible for the day-to-day assessment, management and mitigation of risk. The Board has ultimate responsibility for risk oversight, but it has delegated primary responsibility for overseeing risk assessment and management to the Audit Committee. Pursuant to its charter, the Audit Committee annually reviews and discusses our enterprise risk management ("ERM") process, and global and business unit assessment and risk mitigation results.

Our ERM process is ongoing and implemented at all levels of our operations and across business units to identify, assess, monitor, manage and mitigate risk. Our ERM process facilitates open communication between management and the Board, so that the Board and committees understand key risks to our business and performance, and the functioning of our risk management process, including who participates in the process and the information gathered in the assessment.

Annually, the Audit Committee reviews and approves management's recommendation for allocating to the full Board or another committee, or retaining for itself, responsibility for reviewing and assessing key risk exposures and management's response to those exposures.

Management provides reports to the Board or the appropriate committee on key risks and the actions management has taken to monitor, control and mitigate these risks. Management also attends Board and committee meetings to discuss these reports and provide any updates. The committees report key risk discussions to the Board following their meetings. Board members may also further discuss the risk management process directly with members of management.

During 2020, the Board and committees reviewed and assessed risks related to our business and operations as shown below. The Board annually reviews and sometimes reallocates responsibilities among committees. Accordingly, the allocation of responsibilities and/or descriptions of risk categories shown in this table may change during 2021.

THE BOARD

- Strategy
- Operations
- COVID-19
- Food safety (including supply chain and food defense)
- Revenue growth management and pricing strategy

- Competition
- Human capital management, including labor and employment practices, and diversity and inclusion
- Transformation change management and supply chain excellence
- Enterprise digital transformation

COMMITTEES

AUDIT

- Financial statements
- Financial reporting process
- Accounting matters
- Legal, compliance and regulatory matters (including non-financial compliance risks)
- Business continuity/disaster recovery
- Cybersecurity and data protection
- Financial risk management (including foreign exchange, commodities exposure, and income and other taxes)
- Health, safety and environmental matters

GOVERNANCE

- Governance practices
- Board organization, membership and structure
- Related person transactions
- Well-being
- Environmental and social sustainability
- Public policy
- Mondelēz International's public image and reputation

COMPENSATION

- Executive compensation policies and practices
- Succession planning
- Human resources policies, practices and strategy

For a discussion about risk oversight relating to the compensation programs, see "How the Compensation Committee Manages Compensation-Related Risk" on page 45.

FINANCE

- Capital structure
- Financial strategies and transactions (including economic trends)
- Interest rate exposure
- Enterprise funding and liquidity

⮞ Board Oversight of Human Capital Management and Corporate Culture

HUMAN CAPITAL MANAGEMENT

Our Board recognizes that our employees are our greatest asset and is actively engaged in human capital management throughout the organization. The Compensation Committee is responsible for oversight of organizational engagement and effectiveness and regularly reviews human resources policies and practices, talent sourcing strategies, employee development programs, succession plans, and diversity policies, objectives and programs.

2020 brought significant challenges as the Company navigated the impacts of COVID-19 and social unrest that affected our employees. Following the regular March 2020 meeting, the Board began meeting more frequently to provide oversight of the Company's approach and response to COVID-19 and the impact to the safety and well-being of employees. By October 2020, remote working and social distancing protocols had normalized, and the Board returned to its regular meeting schedule while still receiving frequent updates from management.

Talent Development

At the executive level, the Compensation Committee, together with the CEO, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare leaders for greater responsibilities. The Compensation Committee also has a focus on developing our mid-level talent into our future leaders, and there are a number of initiatives underway to provide these potential future leaders with the experience and exposure needed to succeed at the highest levels of our business. Recent initiatives include:

• Implementing new curriculum and capability programs enabling key strategic opportunities around growth, agility, brand development and building an ownership mindset;

• Offering career path, feedback and coaching tools and online programs to enable development remotely;

• Seeking to identify diverse and "early career stage" talent deeper in our business units with a strong focus on developing general manager talent given our local-first orientation;

• Implementing targeted development actions to grow and develop our leadership bench;

• Enhancing the skills and capabilities of our human resources and front-line leaders in talent assessment and development; and

• Rolling out consistent tools to enable meaningful development and growth discussions with our people.

Diversity and Inclusion

To build on the Company's significant progress on our diversity and inclusion initiatives over the last several years and to continue to further progress in diversity, equity and inclusion, the Board adopted a new governance model that includes full Board reviews two times per year of the Company's approach and response to diversity and inclusion.

• We are implementing gender equality initiatives throughout all aspects of our business, including in our cocoa supply chain, our plants and our corporate offices;

• Over the next three years, we will address local and global opportunities to drive our business and advance economic empowerment around the world through initiatives that include:

  — Listening sessions across the U.S. with executives and Board members to connect more deeply with our Black associates;

  — Publishing our global and U.S. commitments to improve diversity, equity and inclusion and providing reporting to shareholders via our Snacking Made Right report, along with publication of our consolidated EEO-1 statement, which includes the racial and gender diversity of our U.S. employees; and

  — We have appointed a new Chief Global Diversity & Inclusion Officer and established the Mondelēz International Diversity and Inclusion Council.

The Board was involved and aligned with management on each of the diversity and inclusion commitments and initiatives.

Workplace Safety

We are also continuously improving the safety of our work environments through investments in our people and our facilities, and we are committed to achieving world class safety standards in the places where our people work and for the foods we produce. Our objective is to build a safety culture that promotes our goal of zero incidents and zero defects.

CORPORATE CULTURE

Our Board believes that a positive corporate culture is vitally important to our success and oversees implementation of practices and policies to maintain a positive and engaging work environment for our team members. Our global compliance and integrity program guides our employees to act with integrity and make ethical decisions while conducting business around the world. In addition, Board members are provided direct access to our employees and have engaged with them in person in the pre-COVID-19 era through activities such as walking the floors of our offices, and periodic plant and in-market visits. These visits provide directors with an opportunity to assess our culture and interact with employees outside of the senior management team, and we anticipate that they will resume once it is safe to do so.

Each year we review our global employee engagement survey results with the Board. The survey provides rich data for our leaders and a more robust benchmark to other companies. We had the highest-ever level of employee participation in 2020, and the results of the survey showed marked improvement in confidence in our leadership as we continue to progress our strategy, direction and local-first culture. During the pandemic, our workforce expressed they felt supported and proud to work for the Company. Based on the improvements, we are now among the top tier of companies in our external benchmark data, which we are especially proud of given the challenges presented by COVID-19.

➡ Meeting Attendance

Directors are expected to attend all Board meetings, the Annual Meeting of Shareholders and all meetings of the committees on which they serve. We understand, however, that occasionally a director may be unable to attend a meeting for good reason due to conflicts or unforeseen circumstances.

- The Board held 13 meetings during 2020.
- During 2020, Ms. Shi and Messrs. Bunch, May, Reynolds, Siewert, Todman and Van de Put attended 100% of the meetings of the Board and all committees on which they served during the period that he or she served. Mmes. Crew and Juliber, and Messrs. Booth, Mesquita and van Boxmeer attended at least 86% of meetings of the Board and all committees on which they served during the period that he or she served.
- All 11 of the then-incumbent directors attended the 2020 Annual Meeting of Shareholders.

➡ Codes of Conduct

CODE OF BUSINESS CONDUCT AND ETHICS FOR NON-EMPLOYEE DIRECTORS

We have adopted the Code of Business Conduct and Ethics for Non-Employee Directors that fosters a culture of honesty and integrity, focuses on areas of ethical risk, guides non-employee directors in recognizing and handling ethical issues, and provides mechanisms to report unethical conduct. Annually, each non-employee director must acknowledge in writing that he or she has received, reviewed and understands the Code of Business Conduct and Ethics for Non-Employee Directors.

EMPLOYEE CODE OF CONDUCT

We have adopted the Mondelēz International Code of Conduct for all our employees that reflects our values and contains important rules for conducting our business. The Code of Conduct is part of our global compliance and integrity program. The program provides training throughout the Company and encourages reporting of potential wrongdoing by offering anonymous reporting options and a non-retaliation policy.

➲ Where to Find More Information

To learn more about our corporate governance practices, you can access the corporate governance documents listed below at *www.mondelezinternational.com/investors/corporate-governance*. We will also provide copies of any of these documents to shareholders upon written request to the Corporate Secretary.

• Articles of Incorporation

• By-Laws

• Corporate Governance Guidelines

• Board Committee Charters

• Code of Business Conduct and Ethics for Non-Employee Directors

You can access the Code of Conduct at *www.mondelezinternational.com/about-us/our-way-of-doing-business/Code-of-Conduct.*

We intend to disclose in the Corporate Governance section of our website any amendments to the Code of Business Conduct and Ethics for Non-Employee Directors or Code of Conduct and any waiver granted to an executive officer or director under these codes, to the extent required.

➲ Review of Transactions with Related Persons

RELATED PERSON TRANSACTIONS POLICY AND PROCEDURES

The Board has adopted a written policy regarding related person transactions. In general, "related persons" are the following persons and their immediate family members: directors, executive officers and shareholders beneficially owning more than 5% of our outstanding Common Stock. A related person transaction is one in which Mondelēz International or one of its subsidiaries is a participant, the amount involved exceeds $120,000, and any related person had, has or will have a direct or indirect material interest.

The Governance Committee reviews transactions that might qualify as related person transactions. If the Governance Committee determines that a transaction is a related person transaction, then the Governance Committee reviews and approves, disapproves or ratifies the transaction. Only those related person transactions that are fair and reasonable to Mondelēz International and in our shareholders' best interests are ratified or approved. When it is not practicable or desirable to delay review of a transaction until a committee meeting, the chair of the Governance Committee may act on behalf of the committee and report to the Governance Committee on any transaction reviewed.

When reviewing and acting on a related person transaction under this policy, the Governance Committee considers, among other things:

• the commercial reasonableness of the transaction;

• the materiality of the related person's direct or indirect interest in the transaction;

• whether the transaction may involve an actual conflict of interest or create the appearance of one;

• the impact of the transaction on the related person's independence (as defined in the Guidelines and the Nasdaq listing standards); and

• whether the transaction would violate any provision of the Code of Business Conduct and Ethics for Non-Employee Directors or the Code of Conduct.

Any member of the Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberations or decisions regarding the transaction.

REVIEW OF RELATED PERSON TRANSACTIONS SINCE JANUARY 1, 2020

On January 29, 2021, BlackRock, Inc. ("BlackRock"), an investment management corporation, filed a Schedule 13G/A with the U.S. Securities and Exchange Commission (the "SEC") reporting that it was a greater than 5% shareholder of the Company as of December 31, 2020. During 2020, BlackRock acted as an investment manager with respect to certain investment options under our U.S., Canadian and Puerto Rican retirement savings plans and Canadian, Irish and U.K. pension plans. BlackRock was selected as an investment manager by each plan's designated authority for plan investments. BlackRock's selection was based on the determination of each plan's designated authority that the selection met applicable standards and that the fees were reasonable and appropriate. BlackRock's fees were approximately $2.8 million during 2020. Each of the plans for which Blackrock performed services paid the fees for those services from its assets. The plans expect to pay similar fees to BlackRock during 2021 for similar services. Fees, based on plan asset value, are paid quarterly on a lag basis.

⮕ Anti-Hedging Policy

Our Insider Trading Policy prohibits our employees, including our executive officers, and our directors (together, "Mondelēz International personnel") from engaging in transactions involving Mondelēz International, Inc.-based or Mondelēz International, Inc. subsidiary-based derivative securities, short-selling or hedging transactions that create an actual or potential bet against Mondelēz International, Inc. or one of its subsidiaries. Derivative securities include options, warrants, convertible securities, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as Mondelēz International, Inc. stock. This prohibition includes, but is not limited to, trading in Mondelēz International, Inc.-based or Mondelēz International, Inc. subsidiary-based option contracts (for example, buying and/or writing puts and calls or transacting in straddles). This prohibition also applies to family members who reside with Mondelēz International personnel, others who live in their households (except tenants or staff), any family members who do not live in their households but whose transactions in securities they direct or are subject to their influence or control, any corporations or other business entities controlled or managed by Mondelēz International personnel and any trusts of which Mondelēz International personnel are the trustee or over which they otherwise have investment control.

⮕ Shareholder Outreach and Communications with the Board

As part of our effort to better understand our shareholders' perspectives, we regularly engage with our shareholders, seeking their input and views on various matters. Since our 2020 Annual Meeting of Shareholders, non-employee directors and members of senior management have conducted comprehensive shareholder engagement by reaching out to shareholders representing 47% of our outstanding shares. We engaged with 25 different shareholders, representing approximately 37% of our outstanding shares, and the Lead Director and three other directors led conversations with shareholders representing 20% of our outstanding shares. In addition, we engaged with shareholders at roundtables and corporate governance forums. During the engagements, we discussed a variety of topics, including the Company's business strategy, executive compensation and environmental, social and governance ("ESG") matters. These discussions were very productive, and we appreciate that our shareholders took the time to share their perspectives and questions with us. The Board values our shareholders' perspectives, and the feedback we received during these conversations was shared with the Board, the Compensation Committee and the Governance Committee, and continues to inform our policies and practices. For more information on our shareholder engagement, see "Shareholder Engagement on Executive Compensation" on page 57.

Interested parties may directly contact the Board, the Lead Director, any of the independent directors or any committee of the Board regarding matters relevant to the Board's duties and responsibilities. Information about how to do so is available at *www.mondelezinternational.com/investors/corporate-governance/contacting-the-board-and-reporting-wrongdoings*. The Lead Director is available for consultation with our major shareholders.

The Corporate Secretary forwards communications relating to matters within the Board's purview to the Lead Director or appropriate independent director(s), and communications relating to matters within a Board committee's area of responsibility to the chair of the appropriate committee. Communications relating to ordinary business matters, such as suggestions, inquiries and consumer complaints, are forwarded to the appropriate Mondelēz International executive or employee and made available to any independent director who requests them. We do not forward solicitations, junk mail, or frivolous or inappropriate communications.

Mondelēz International

BOARD COMMITTEES AND MEMBERSHIP

The Governance Committee considers and makes recommendations to the Board regarding the Board's committee structure and membership. The Board establishes its committee structure and designates the committee members and chairs after consideration of the Governance Committee's recommendations.

The Board currently has four standing committees: Audit, Finance, Governance, Membership and Public Affairs, and Human Resources and Compensation. The Board has adopted a written charter for each standing committee. The charters, which are available on our website at www.mondelezinternational.com/investors/corporate-governance, define the committees' respective roles and responsibilities. All committee members and chairs are independent.

Committee chairs approve agendas and materials for their committee meetings. Each committee meets regularly in executive session without management. Committees may retain outside legal, financial and other advisors at the Company's expense. In addition, directors may attend the meetings of any committee of which they are not a member.

➡ Committee Membership

	As of March 12, 2021			
	Audit Committee	Finance Committee	Governance, Membership and Public Affairs Committee	Human Resources and Compensation Committee
Lewis W.K. Booth		●		●
Charles E. Bunch			👤	●
Debra A. Crew*		●		●
Lois D. Juliber			●	👤
Peter W. May		●		●
Jorge S. Mesquita	●		●	
Fredric G. Reynolds	👤	●		
Christiana S. Shi	●		●	
Patrick T. Siewert	●	👤		
Michael A. Todman	●		●	
Total Number of Committee Meetings During 2020	**10**	**3****	**6**	**7**

*   Debra A. Crew, a current member of our Board, is not standing for re-election at the Annual Meeting.

**   In addition, the Finance Committee acted once by unanimous written consent.

●   Member

👤   Chair

⊙ Audit Committee

The Board established the Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Board has determined that all of the Audit Committee members are independent within the meaning of the Nasdaq listing standards and Rule 10A-3 of the Exchange Act. The Board also determined that all Audit Committee members are able to read and understand financial statements in accordance with Nasdaq listing standards and are financially literate in accordance with the New York Stock Exchange listing standards. The Board has determined that Fredric G. Reynolds and Patrick T. Siewert are "audit committee financial experts" within the meaning of SEC regulations and have financial sophistication in accordance with Nasdaq listing standards. No Audit Committee member received any payments in 2020 from us other than compensation for service as a director.

Under its charter, the Audit Committee is responsible for overseeing our accounting and financial reporting processes and audits of our financial statements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accountants, including review of their qualifications, independence and performance.

Among other duties, the Audit Committee also oversees:

- the integrity of our financial statements, our accounting and financial reporting processes, and our systems of internal control over financial reporting and safeguarding our assets;

- our compliance with legal and regulatory requirements;

- the qualifications, independence and performance of our independent auditors;

- the performance of our internal auditors and internal audit functions; and

- our guidelines and policies with respect to risk assessment and risk management.

The Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of any complaints we receive. We encourage employees and third-party individuals and organizations to report concerns about our accounting controls, auditing matters, or anything else that appears to involve financial or other wrongdoing. To report such matters, please visit *www.mondelezinternational.com/about-us/compliance-and-integrity* for information about reporting options.

AUDIT COMMITTEE REPORT FOR THE YEAR ENDED DECEMBER 31, 2020

Management has primary responsibility for Mondelēz International's financial statements and the reporting process, including the systems of internal control over financial reporting. Our role as the Audit Committee of the Mondelēz International Board of Directors is to oversee Mondelēz International's accounting and financial reporting processes and audits of its financial statements. We also emphasize the Board's commitment to compliance and ethical conduct throughout the organization. In addition, in 2020 we assisted the Board in its oversight of:

• Mondelēz International's compliance with legal and regulatory requirements;

• Mondelēz International's independent registered public accountants' qualifications, independence and performance;

• The performance of Mondelēz International's internal auditor and the internal audit function; and

• Mondelēz International's risk assessment and risk management guidelines and policies.

Our duties include overseeing Mondelēz International's management, the internal audit department and PricewaterhouseCoopers LLP, Mondelēz International's independent registered public accountants, in their performance of the following functions, for which they are responsible:

Management

• Preparing Mondelēz International's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP");

• Assessing and establishing effective financial reporting systems and internal controls and procedures; and

• Reporting on the effectiveness of Mondelēz International's internal control over financial reporting.

Internal Audit Department

• Assessing management's system of internal controls and procedures; and

• Reporting on the effectiveness of that system.

Independent Registered Public Accountants

• Auditing Mondelēz International's financial statements;

• Issuing an opinion about whether the financial statements conform with U.S. GAAP; and

• Annually auditing the effectiveness of Mondelēz International's internal control over financial reporting.

Periodically, we meet, both independently and collectively, with management, the internal auditor and/or the independent registered public accountants to, among other things:

• Discuss the quality of Mondelēz International's accounting and financial reporting processes and the adequacy and effectiveness of its internal controls and procedures;

• Review significant audit findings prepared by each of the independent registered public accountants and internal audit department, together with management's responses;

• Review the overall scope and plans for the audits by the internal audit department and the independent registered public accountants;

• Review matters related to the conduct of the independent registered public accountant's audit;

• Review any critical audit matter identified in the independent registered public accountant's report;

• Review critical accounting policies, the implementation of new accounting standards and the significant estimates and judgments management used in preparing the financial statements and their appropriateness for Mondelēz International's business and current circumstances; and

• Review Mondelēz International's earnings releases.

In 2020, the Audit Committee also oversaw the final steps in the transition of the independent registered public accountants' lead audit partner for Mondelēz International, which took effect in February 2020.

In addition to the activities outlined above, in 2020 we reviewed with management, among other things:

- The Company's response to the effects of COVID-19, including with respect to processes and procedures for preparing Mondelēz International's consolidated financial statements, maintaining the integrity of Mondelēz International's financial reporting systems and internal controls and procedures, and conducting internal audits, and reviewing with the independent registered public accountants' its processes and procedures for conducting the audit of Mondelēz International's financial statements;

- Guidelines and policies with respect to Mondelēz International's overall risk assessment and risk management, including its enterprise risk management process and specific risks identified in that process;

- Mondelēz International's information technology and cybersecurity risk management and business continuity planning, including two briefings by the Company's chief information officer on information security matters and engaging in regular discussions on cybersecurity with management, the internal audit department and the independent registered public accountants;

- Health and safety and compliance matters;

- Significant legal and regulatory matters; and

- The U.S. and non-U.S. tax regulatory environment.

Prior to Mondelēz International's filing of its Annual Report on Form 10-K for the year ended December 31, 2020 with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent registered public accountants;

- Discussed with the independent registered public accountants the items the independent registered public accountants are required to communicate to the Audit Committee in accordance with the applicable requirements of the Public Company Accounting Oversight Board and the SEC;

- Received from the independent registered public accountants the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accountants' communications with us concerning independence; and

- Discussed with the independent registered public accountants their independence from Mondelēz International, including reviewing non-audit services and fees to assure compliance with (i) regulations prohibiting the independent registered public accountants from performing specified services that could impair their independence, and (ii) Mondelēz International's and the Audit Committee's policies.

Based upon the review and discussions described in this report and without other independent verification, and subject to the limitations of our role and responsibilities outlined in this report and in our written charter, we recommended to the Board, and the Board approved, that the audited consolidated financial statements be included in Mondelēz International's Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 5, 2021.

Audit Committee:
Fredric G. Reynolds, Chair
Jorge S. Mesquita
Christiana S. Shi
Patrick T. Siewert
Michael A. Todman

PRE-APPROVAL POLICIES

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accountants. Non-audit services may include audit-related services and tax services, among others. The pre-approval authority details the particular service or category of service that the independent registered public accountants will perform. Management reports to the Audit Committee on the actual fees charged by the independent registered public accountants for each category of service.

During the year, circumstances may arise when it becomes necessary to engage the independent registered public accountants for additional services not contemplated in the original pre-approval authority. In those instances, the committee approves the services before we engage the independent registered public accountants. In case approval is needed before a scheduled committee meeting, the committee has delegated pre-approval authority to its Chair. The Chair must report on such pre-approval decisions at the committee's next regular meeting.

The Audit Committee pre-approved all 2020 audit and non-audit services provided by the independent registered public accountants.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS' FEES

The aggregate fees for professional services provided to us by our independent registered public accountants, PricewaterhouseCoopers LLP, for 2020 and 2019 were:

	2020	2019
Audit Fees	$15,493,000	$16,266,000
Audit-Related Fees	689,000	700,000
Tax Fees	32,000	28,000
All Other Fees	10,000	30,000
Total	**$16,224,000**	**$17,024,000**

Audit Fees include: (a) the integrated audit of our consolidated financial statements, including statutory audits of the financial statements of our affiliates and our internal control over financial reporting; and (b) the reviews of our unaudited condensed consolidated interim financial statements (quarterly financial statements).

Audit-Related Fees include professional services in connection with employee benefit plan audits and procedures related to various other audit and special reports.

Tax Fees include professional services in connection with tax compliance and advice.

All Other Fees include fees for seminars and use of accounting research and reporting tools.

All fees above include out-of-pocket expenses.

➲ Finance Committee

The Finance Committee's charter sets out its responsibilities, which include reviewing and making recommendations to the Board on significant financial matters, including:

• at least annually, the Company's long-term capital structure, including financing plans, projected financial structure, funding requirements, target credit ratings and return on invested capital;

• authorization of issuances, sales or repurchases of equity and debt securities;

• the Company's external dividend policy and dividend recommendations;

• proposed acquisitions, divestitures, joint ventures, investments, asset sales and purchase commitments for services in excess of $100 million; and

• Board authorization and delegation levels with respect to financing matters.

The Finance Committee also reviews and discusses with management:

• results of transactions such as acquisitions, divestitures, joint ventures and investments in excess of $100 million; and

• the cash-flow impact of non-debt obligations, including funding pension and other post-retirement benefit plans.

➡ Governance, Membership and Public Affairs Committee

The Governance Committee's charter sets out its responsibilities, which include:

• reviewing candidates' qualifications for Board membership consistent with criteria determined by the Board;

• considering the performance and suitability of incumbent directors for re-election and recommending to the Board a slate of nominees for each annual meeting of shareholders and candidates to be appointed to the Board as necessary to fill vacancies and newly created directorships;

• making recommendations to the Board as to directors' independence and related person transactions;

• making recommendations to the Board concerning the functions, composition and structure of the Board and its committees;

• recommending the frequency of Board meetings and content of Board agendas;

• recommending to the Board the directors' retirement age;

• advising and making recommendations to the Board on corporate governance matters, including the Corporate Governance Guidelines and the annual self-assessment process for the Board, its committees and its directors;

• administering the Code of Business Conduct and Ethics for Non-Employee Directors and monitoring directors' compliance with our stock ownership guidelines;

• overseeing policies and programs related to corporate citizenship, social responsibility and public policy issues significant to Mondelēz International such as sustainability and environmental responsibility; food labeling, marketing and packaging; and philanthropic and political activities and contributions; and

• monitoring issues, trends, internal and external factors and relationships that may affect Mondelēz International's public image and reputation and the food and beverage industry.

POLITICAL ACTIVITY AND GOVERNANCE

We maintain a robust governance framework for overseeing our political activities. We do so responsibly and transparently, with priority on compliance with federal, state and local laws. The Governance Committee oversees our policies and programs related to corporate citizenship and public policy issues significant to the Company. As our success depends on sound public policies, we regularly work with government officials regarding matters of concern in accordance with applicable laws and regulations.

Mondelēz International has a proud history of involvement in the communities where employees live and work, including participation in the political process to support policies that impact our communities, employees and businesses. We provide comprehensive disclosure of political activity through our website: *www.mondelezinternational.com/investors/ corporate-governance/board-oversight-of-corporate-citizenship* reflecting our policies and procedures for making political contributions and expenditures. In addition, the website provides information on our lobbying activities and a link to the lobbying disclosure reports we file with the U.S. Congress. A list of trade associations to which we pay dues of more than $50,000 annually, including the portion of dues attributable to lobbying, can also be found on our website. As demonstrated by our robust reporting, we are firmly committed to providing shareholders with transparency about our political activities.

➡ Human Resources and Compensation Committee

HUMAN RESOURCES AND COMPENSATION COMMITTEE INDEPENDENCE, INTERLOCKS AND INSIDER PARTICIPATION

The Board determined that all Compensation Committee members are independent within the meaning of the Nasdaq listing standards, including the heightened independence criteria for Compensation Committee members. All are "non-employee" directors under SEC rules and outside directors under the Internal Revenue Code of 1986, as amended (the "Code"). None of the Compensation Committee's members are or were:

• an officer or employee of Mondelēz International;

• a participant in a related person transaction required to be disclosed under Item 404 of Regulation S-K (for a description of our policy on related person transactions, see "Review of Transactions with Related Persons" on page 35); or

• an executive officer of another entity at which one of our executive officers serves on the board of directors or the compensation committee.

RESPONSIBILITIES

The Compensation Committee's charter sets out its responsibilities, which include:

• establishing our executive compensation philosophy;

• determining the group of companies the Compensation Committee uses to benchmark executive and director compensation;

• assessing the appropriateness and competitiveness of our executive compensation programs;

• reviewing and approving the CEO's goals and objectives, evaluating the CEO's performance against those goals and objectives and, based upon its evaluation, determining both the elements and amounts of the CEO's compensation;

• reviewing and approving the compensation of the CEO's direct reports and other officers subject to Section 16(a) of the Exchange Act;

• determining annual incentive compensation, equity grants and other long-term incentive grants and awards under our incentive plan;

• determining the Company's policies governing option and other stock grants;

• making recommendations to the Board regarding incentive plans requiring shareholder approval and approving eligibility for and design of executive compensation programs implemented under those plans;

• reviewing our compensation and benefits policies and practices as they relate to our risk management practices and risk-taking incentives, and reviewing proposed material changes to those policies and practices;

• reviewing periodically the Company's key human resources policies and practices related to organizational engagement and effectiveness, talent sourcing strategies and employee development programs;

• overseeing the management development and succession planning process (including emergency planning) for the CEO and his direct reports;

• reviewing key human resource policies and practices, including our policies, objectives and programs related to diversity, and periodically reviewing our diversity performance;

• monitoring executive officers' compliance with our stock ownership guidelines;

• advising the Board regarding the compensation of independent directors;

• reviewing and discussing with management the CD&A and preparing and approving the Compensation Committee's report to shareholders included in our Proxy Statement; and

• assessing the independence of the Compensation Committee's outside advisors and at least annually assessing whether the work of its compensation consultants has raised any conflict of interest that must be disclosed in our annual report and Proxy Statement.

The Compensation Committee has the authority to delegate any of its responsibilities to the committee's Chair, another Compensation Committee member or a subcommittee of Compensation Committee members, unless prohibited by law, regulation or any Nasdaq listing standard.

THE COMPENSATION COMMITTEE'S USE OF AN INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee retains an independent compensation consultant to assist in evaluating executive compensation programs and advise regarding the amount and form of executive and director compensation. It uses a consultant to provide additional assurance that our executive and director compensation programs are reasonable, competitive and consistent with our objectives. It directly engages the consultant under an engagement letter that the Compensation Committee reviews at least annually.

Since August 2019, the Compensation Committee has retained Semler Brossy as its independent compensation consultant. Annually, the Compensation Committee reviews Semler Brossy's engagement. During 2020, Semler Brossy provided the Compensation Committee advice and services, including:

• regularly participating in Compensation Committee meetings, including executive sessions that exclude management;

• consulting with the Compensation Committee Chair and being available to consult with other committee members between meetings;

• advising on the composition of the Compensation Survey Peer Group and the Performance Peer Group (as described on page 70) used for benchmarking pay, incentive design and performance;

• providing competitive peer group compensation data for executive positions and evaluating how the compensation we pay the NEOs (as described on page 70) relates both to the Company's performance and to how peers compensate their executives;

• analyzing best practices and providing advice about design of the annual and long-term incentive plans, including selecting performance metrics and ranges;

• updating the Compensation Committee on executive compensation trends, issues and regulatory developments;

• advising on our proxy statement and CD&A, and supporting our efforts in shareholder outreach on the compensation program; and

• benchmarking, assessing and recommending non-employee director compensation.

For the year ended December 31, 2020, Semler Brossy provided no services to Mondelēz International other than consulting services to the Compensation Committee regarding executive and non-employee director compensation.

At least annually, the Compensation Committee reviews the current engagements and the objectivity and independence of the advice that Semler Brossy provides on executive and non-employee director compensation. The Compensation Committee considered the six specific independence factors adopted by the SEC and Nasdaq and determined that Semler Brossy is independent and Semler Brossy's work did not raise any conflicts of interest.

EXECUTIVE OFFICERS HAVE A LIMITED ROLE IN THE COMPENSATION COMMITTEE'S DETERMINATION OF EXECUTIVE COMPENSATION AND RECOMMENDATIONS TO THE BOARD REGARDING NON-EMPLOYEE DIRECTOR COMPENSATION

• Each year, the CEO presents compensation recommendations for his direct reports and the other executive officers, including the NEOs. The Compensation Committee reviews and discusses these recommendations with the CEO but retains full discretion over the compensation of these employees.

• The CEO does not make recommendations or participate in deliberations regarding his own compensation.

• Executive officers do not play a role in determining or recommending the amount or form of non-employee director compensation.

See "How Compensation Decisions are Made" on page 70 for additional detail on roles in the decision making process.

THE COMPENSATION COMMITTEE'S ROLE IN MANAGEMENT SUCCESSION PLANNING AND DEVELOPMENT

Succession planning for senior management positions, which facilitates continuity of leadership over the long-term, is critical to our success and important at all levels within our organization. Our Board's involvement in leadership development and succession planning is systematic, strategic and continuous. The Compensation Committee oversees the development and retention of senior management talent while also maintaining an appropriate succession plan for our CEO. Additionally, the Board has contingency plans for emergencies such as the death or disability of the CEO.

The Compensation Committee, together with the CEO, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare leaders for greater responsibilities. The CEO also provides a regular review to the Compensation Committee of the executive leadership team. While the Compensation Committee has the primary responsibility to develop succession plans for the CEO position, it annually reports to the Board and decisions are made at the Board level. Potential leaders interact with Board members through formal presentations and, prior to the onset of the COVID-19 pandemic, during informal events. More broadly, the Board is updated on human capital matters for the overall workforce, including diversity, recruiting and development programs.

HOW THE COMPENSATION COMMITTEE MANAGES COMPENSATION-RELATED RISK

As it does each year, in 2020 the Compensation Committee evaluated whether our compensation designs, policies and practices operate to discourage our executive officers and other employees from taking unnecessary or excessive risks. As described in the "Compensation Discussion and Analysis," we design our compensation to incentivize executives and other employees to achieve the Company's financial and strategic goals as well as individual performance goals that promote long-term shareholder returns. Our compensation design discourages our executives and other employees from taking excessive risks for short-term benefits that may harm the Company and our shareholders in the long term. The compensation program includes several risk-mitigating elements, including:

• using both short-term and long-term performance-based compensation so executives do not focus solely on short-term performance;

• weighting executive compensation heavily toward long-term incentives to encourage sustainable shareholder value and accountability for long-term results;

• using multiple relevant performance measures in our incentive plan designs so executives do not place undue importance on one measure, which could distort the results that we want to incent;

• weighting both business performance and strategic KPIs in our AIP so non-executive employees do not have too narrow a focus;

• capping the amount of incentives that may be awarded or granted;

• retaining discretion to reduce incentive awards based on unforeseen or unintended consequences and clawback compensation upon certain financial restatements or significant misconduct that could damage the reputation of the Company;

• requiring our top executives to hold a significant amount of their compensation in Common Stock and prohibiting them from hedging, pledging or engaging in short sales of their Common Stock;

• minimizing use of employment contracts;

• not backdating or re-pricing option grants; and

• not paying severance benefits on change in control ("CIC") events unless the affected executive is first involuntarily terminated without cause or terminates due to good reason.

In addition, the Audit Committee oversees our ethics and compliance programs that educate executives and other employees on appropriate behavior and the consequences of inappropriate actions. These programs not only drive compliance and integrity but also encourage employees with knowledge of potential wrongdoing to report concerns by providing multiple reporting avenues while protecting reporting employees against retaliation.

In light of these analyses, the Compensation Committee believes that our compensation programs and processes do not encourage excessive risk taking nor do they create risks that are reasonably likely to have a material adverse effect on the Company.

Semler Brossy also reviewed the Compensation Committee's risk analysis and agreed with the Compensation Committee's conclusion.

GOVERNANCE FRAMEWORK AROUND THE USE OF EARNINGS PER SHARE IN OUR INCENTIVE PROGRAMS

The Compensation Committee believes it is appropriate to base executive compensation on performance metrics that align with our external reporting framework and the means by which shareholders and other stakeholders measure our performance. Accordingly, the EPS metric we use in our long-term incentive program, like our external targets, accounts for our capital allocation plans for the year, including expected share repurchases. The Compensation Committee recognizes there are differing views among investors as to whether share repurchases should be factored into EPS targets in executive compensation programs but believes our robust governance and compensation practices mitigate the risk that an executive would act imprudently. Specifically,

• the Compensation Committee establishes the performance metrics and targets for both the annual and long-term incentive programs;

• the Board oversees our capital allocation process and reviews a budget each year for capital deployment, including share repurchases, with the goal of balancing investment in growth and returning cash to shareholders (as demonstrated through our historical investments in capital expenditures and research and development); and

• the Compensation Committee designs the long-term incentive program with a mix of performance metrics such that even if executives were able to deploy an excessive amount of cash towards share repurchases to maximize EPS, there would be offsetting impact on other performance metrics, with no clear visibility towards increasing payouts. Additionally, EPS is not the most heavily weighted metric in the plan.

In 2020, the Compensation Committee replaced Defined EPS with Defined Operating Income in the AIP to eliminate a duplicative metric and also reduce the impact of EPS in the incentive plans.

OUR APPROACH TO ENVIRONMENTAL AND SOCIAL ISSUES

Mondelēz International is committed to living our purpose to empower people to snack right, by making the right snacks, for the right moment, made the right way. Our approach to environmental and social issues is about running our business the right way for the long-term, and respecting the needs of the planet, our consumers, our colleagues and our stakeholders. We do so by reducing our impact on the environment through manufacturing and sourcing, as well as by improving the lives and respecting the rights of people across our value chain.

Our mission is to lead the future of snacking by making snacks that are sustainably sourced using less energy, water and waste and made with ingredients consumers know and trust. By living our purpose to empower people to snack right, we believe we can continue to have a positive impact on the lives of our consumers and the world around us, and we are using our scale to have a positive impact on those who help produce and those who consume our products.

The future of our business depends on a sustainable value chain. We have public goals to which we hold ourselves accountable, we are continuing to make progress in our efforts, and we are committed to being transparent and effective in sharing our progress. This includes the sustainable sourcing of key ingredients, as well as reducing our environmental footprint and promoting the rights of people across our value chain. We continue to evolve our portfolio so that we are offering a broad range of high-quality snacks that address consumer needs, and this is central to our strategy of accelerating our growth around the world. At the same time, we are working to encourage consumers to snack mindfully, and we are providing portion-controlled offerings.

Sustainable Ingredients	Environmental Impact	Packaging Innovation	Social Sustainability	Broad Portfolio	Portion Control	Mindful Snacking
Build resilient supply chains by driving out deforestation, protecting natural resources and enhancing farmer's income and livelihoods focusing on cocoa, wheat and palm	Use resources more efficiently to reduce our waste and water usage and minimize our impact on the climate	Drive toward zero net waste packaging and innovative partnerships to improve recycling globally	Respect human rights across our value chain	Offer a wide-range of snacks, from wholesome to indulgent, that meet consumers' evolving needs	Offer greater choice to consumers of portion-controlled snacks	Inspire mindful snacking habits by teaching consumers how to savor each bite and experience more satisfaction from the snacks they love

INTEGRITY, COMPLIANCE AND DIVERSITY

Promoting a Culture of Safety	Producing Safe, Quality Food	Treating People Fairly	Championing Diversity & Inclusion
Build a safety culture that promotes our goal of zero incidents and zero defects	Provide high-quality foods that are safe to eat	Build a culture of trust through adherence to our values, ethics and codes of conduct	Empower a diverse team to lead and innovate the future of snacking

Board Oversight of ESG

Our Company, under the leadership of our Board, is committed to the principle that living our values and doing business the right way can help create a future where people and planet thrive.

Snacking Made Right means taking a stand on the issues that matter; it is at the core of how we drive sustainable business growth at scale with a positive impact on the lives of those across our value chain and the world around us. We have public goals to which we hold ourselves accountable and continue to make progress in our efforts to deliver meaningful change.

We believe that consumers should not have to choose between snacking and eating right, or be concerned about the impact their snacking choices have on the world and their communities. Beginning with our Board, we have a comprehensive governance structure that provides oversight of our ESG efforts at all levels of our organization including our strategic areas of focus: climate change, circular packaging solutions and social impact. This includes management team oversight on critical sustainability programming and strategy development, in addition to regular progress reviews. The Governance Committee is directly responsible for overseeing environmental and social responsibility, including well-being. We take a disciplined approach to our sustainability initiatives and are committed to remaining transparent and proactive about our progress. We track, report on and hold people accountable for achieving our goals, and include sustainability metrics in the annual compensation plan for executives.

2025 Goals

Sustainable Ingredients	Environmental Impact	Packaging Innovation	Social Sustainability	Diversity & Inclusion	Portion Control	Mindful Snacking
Source 100% of the cocoa needed for our chocolate brands from Cocoa Life by 2025	10% reduction in end-to-end CO_2 emissions by 2025 (2018 baseline)	100% of our packaging recyclable and labeled with consumer recycling information by 2025 25% reduction in virgin plastic use in rigid plastic packaging	100% adoption of child labor due diligence across Cocoa Life communities	Double U.S. Black representation in management and spend $1B annually with minority- and women-owned businesses by 2024	20% of global snacks net revenue from portion control products by 2025	Portion amounts and mindful snacking information on 100% of packages globally by 2025

United Nations Sustainable Development Goals

At Mondelēz International, we have aligned our commitments to the business ambition to make snacks the right way. Several of our commitments and the work that we are doing to deliver against these commitments directly support the U.N. Sustainable Development Goals:


1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
8 DECENT WORK AND ECONOMIC GROWTH
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
15 LIFE ON LAND
17 PARTNERSHIPS FOR THE GOALS

Mondelēz International

2020 Environmental and Social Achievements

68%	100%	94%	ANNOUNCED GLOBAL D&I COMMITMENTS	EXCEEDED 2020 ENVIRONMENTAL TARGETS*
of cocoa volume for our chocolate brands sourced through Cocoa Life	palm oil certified by Roundtable on Sustainable Palm Oil 98% traceable to mill	packaging designed to be recyclable and eliminated more than 65,000 metric tonnes of packaging since 2013	doubling U.S. Black representation in management by 2024 spending $1B annually with minority- and women-owned businesses by 2024 appointed Chief Global Diversity & Inclusion Officer	more than 20% reduction in CO_2 emissions from manufacturing more than 30% reduction in total waste from manufacturing more than 30% reduction in priority water usage *baseline 2013

ESG Reporting

Every year we report the positive impact that we have on people and planet by tracking progress against our public goals. Our next update will be published later this year as part of our 2020 Snacking Made Right report, which will be available on our website, *www.mondelezinternational.com*. The report will demonstrate the impact of our activities, progress against our public goals and the alignment of our Snacking Made Right strategies with the U.N. Sustainable Development Goals. We are also tracking adoption of standards such as those published by the Sustainability Accounting Standards Board ("SASB") and the Task Force on Climate-related Financial Disclosures ("TCFD") and disclose alignment indexes to SASB and TCFD on our website. Our 2020 report will publish updated areas of alignment between those standards and our current disclosures, and we will reflect shareholder feedback as we continue to align our sustainability reporting with evolving standards. When we release our 2020 Snacking Made Right report, we will also release our consolidated EEO-1 statement, which includes the racial and gender diversity of our U.S. employees.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

➡ Review of Non-Employee Director Compensation

The Compensation Committee reviews non-employee director compensation to confirm that the compensation we offer is market competitive without being excessive. To support the Compensation Committee's review in May 2020, at the Compensation Committee's request, Semler Brossy:

• benchmarked our non-employee director compensation against our Compensation Survey Peer Group and other Fortune 100 companies;

• assessed the form and amount of our non-employee director compensation; and

• provided the Compensation Committee with this data and an independent assessment of the appropriateness and competitiveness of our non-employee director compensation.

Using Semler Brossy's assessment, the Compensation Committee recommended to the Board, and the Board approved, an increase in the cash retainer of the Finance Committee Chair by $5,000 to $20,000 annually. The Board made no other changes to the non-employee director compensation program in 2020.

➡ Summary of 2020 Compensation Elements

Annual Compensation Elements	Amount ($)
Annual Cash Retainer	110,000
Value of Annual Equity Retainer	175,000
Additional Cash Compensation:	
Lead Director Retainer	30,000
Audit Committee Chair Retainer	25,000
Compensation Committee Chair Retainer	25,000
Governance Committee Chair Retainer	20,000
Finance Committee Chair Retainer	20,000

We do not pay non-employee directors any meeting fees.

We also do not pay a Company employee who serves as a director any additional compensation for serving as a director. Dirk Van de Put is the only director who is also a Company employee.

➡ Plan Limits on Non-Employee Director Grants

Our shareholder-approved Amended and Restated 2005 Performance Incentive Plan (the "Equity Plan") caps the maximum fair market value of Common Stock grants made to any non-employee director in any calendar year at $500,000. All stock grants made in 2020 to non-employee directors were significantly below this amount. See the "2020 Non-Employee Director Compensation" and "2020 Non-Employee Director Equity Awards" tables on page 52 for specific values.

Cash Compensation – Board, Lead Director and Committee Chair Retainers

We pay our non-employee directors their cash retainers quarterly. The Mondelēz International, Inc. 2001 Compensation Plan for Non-Employee Directors allows directors to defer 25%, 50%, 75% or 100% of their cash retainers into notional unfunded accounts. These accounts are credited with gains/losses based upon the performance of investment funds that mirror certain of the investment options available under the Thrift 401(k) Plan offered to U.S. salaried employees.

If the Board appoints a new non-employee director during the year (i.e., other than at the Annual Meeting of Shareholders), we pay that director prorated compensation for the balance of the year. We prorate cash compensation based on the number of days remaining in the calendar year.

Equity Compensation – Annual Equity Grant

We make annual equity grants to our non-employee directors following the Annual Meeting of Shareholders. In order to align directors' interests with shareholders during the directors' service, grants are in the form of vested deferred stock units. We settle these deferred stock units by distributing actual shares six months after the director ends his or her service as a director. When we pay a dividend on our Common Stock, we accrue the value of the dividends that we would have paid on the shares underlying the deferred stock units. Six months after the director ends his or her service as a director, we issue shares to the director equal to the accumulated accrued value of the dividends.

If the Board appoints a new non-employee director during the year (i.e., other than at the Annual Meeting of Shareholders), we prorate the annual equity grant value based on the number of months until the next Annual Meeting of Shareholders divided by twelve months.

Director Stock Ownership Guidelines

To align our non-employee directors' and our shareholders' interests, we expect our non-employee directors to hold shares of our Common Stock. Our expectations are as follows:

Key Provisions	Explanation of Key Provisions
Ownership expectation	• Amount equal to five times the annual Board cash retainer (i.e., $550,000).
Time to meet expectation	• Five years from joining the Board as a director.
Shares counted toward ownership	• Common Stock, including sole ownership, deferred stock units and accounts over which the director has direct or indirect ownership or control.
Holding expectation	• The Company does not release the shares underlying deferred stock units until six months after the director ends his or her service as a director. The Company does not require that shares be held after distribution/issuance.

If a non-employee director does not meet these ownership expectations, the Lead Director will consider the non-employee director's particular situation and may take action as deemed appropriate. As of March 12, 2021, each director serving for at least five years met or exceeded the ownership expectation.

Company Match for Director Charitable Contributions

Non-employee directors are eligible to participate in the Mondelēz International Foundation (the "Foundation") Matching Gift Program. Each year, the Foundation will generally match up to $15,000 in contributions by a non-employee director to any 501(c)(3) non-profit organization(s).

2020 Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Booth, Lewis	110,000	175,046	15,000	300,046
Bunch, Charles	122,692	175,046	15,000	312,738
Crew, Debra	110,000	175,046	10,000	295,046
Juliber, Lois	135,000	175,046	15,000	325,046
Ketchum, Mark[4]	40,495	–	15,000	55,495
May, Peter	110,000	175,046	–	285,046
Mesquita, Jorge	110,000	175,046	–	285,046
Neubauer, Joseph[4]	58,901	–	15,000	73,901
Reynolds, Fredric	135,000	175,046	15,000	325,046
Shi, Christiana	110,000	175,046	–	285,046
Siewert, Patrick	128,173	175,046	5,000	308,219
Todman, Michael[5]	69,808	175,046	15,000	259,854
van Boxmeer, Jean-François	129,038	175,046	–	304,084

(1) Includes all retainer fees earned or deferred pursuant to the 2001 Compensation Plan for Non-Employee Directors.

(2) The amounts shown in this column represent the full grant date fair value of the deferred stock unit grants in 2020 as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the consolidated financial statements contained in our 2020 Form 10-K. The deferred stock units are immediately vested, but receipt of the shares is deferred until six months after the director separates from service on the Board. The 2020 Non-Employee Director Equity Awards table provides further detail on the non-employee director grants made in 2020 and the number of stock awards outstanding as of December 31, 2020.

(3) Represents Foundation contributions made as part of the Foundation Matching Gift Program. Annual match limits are based on gift date, not the match date by the Foundation. As such, the amounts reflected may represent gifts that directors made in 2019 but the Foundation did not match until 2020.

(4) Effective May 13, 2020, Mr. Ketchum and Mr. Neubauer concluded their service on the Board. Their respective 2020 retainer payments were prorated based on the date their terms ended. They did not receive an annual equity grant during 2020.

(5) Mr. Todman joined the Board effective May 13, 2020. His annual cash retainer was prorated based on the date his term began.

2020 Non-Employee Director Equity Awards

Name	All Stock Awards: Number of Shares of Stock or Units Granted in 2020 (#)	All Stock Awards: Grant Date Fair Value of Stock or Units Granted in 2020[1] ($)	Outstanding Stock Awards as of December 31, 2020 (#)
Booth, Lewis	3,532	175,046	37,596
Bunch, Charles	3,532	175,046	18,914
Crew, Debra	3,532	175,046	12,796
Juliber, Lois	3,532	175,046	59,604
May, Peter	3,532	175,046	12,796
Mesquita, Jorge	3,532	175,046	37,960
Reynolds, Fredric	3,532	175,046	47,535
Shi, Christiana	3,532	175,046	21,662
Siewert, Patrick	3,532	175,046	37,750
Todman, Michael	3,532	175,046	3,571
van Boxmeer, Jean-François	3,532	175,046	43,710

(1) The amounts shown in this column represent the full grant date fair value of the deferred stock units granted in 2020 as computed in accordance with FASB ASC Topic 718.

Mondelēz International

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A details our alignment of pay with financial and strategic performance, outlines our shareholder outreach, provides an overview of compensation program design changes made for 2020, explains the guiding principles and practices upon which our executive compensation program is based and describes the compensation paid to our 2020 NEOs:



Dirk Van de Put
*Chairman and
Chief Executive Officer*



Luca Zaramella
*Executive Vice
President and Chief
Financial Officer*



Maurizio Brusadelli
*Executive Vice
President and
President,
Asia, Middle East & Africa
("AMEA")*



Vinzenz Gruber
*Executive Vice
President and
President,
Europe*



Glen Walter
*Executive Vice
President and
President,
North America*

➡ Executive Summary

OUR GROWTH STRATEGY

We continue to make significant progress against the strategy we launched in 2018. We are closer to our consumers and have substantially increased investments in our brands, capabilities and people. These efforts are reflected in our financial results. Over the past three years we have seen a marked increase in our top-line growth, gross profit dollar growth and cash flow generation. Our execution is also evident in our market share performance, which increased significantly over this past year. We believe our current momentum, superior brand portfolio, advantaged geographic and category exposure, expanded ESG agenda and ability to refine our portfolio will position us well to create continued value for shareholders in the future.

The three pillars of our strategy are:



GROWTH
**Accelerate
consumer-centric growth**

- Strengthening the Core
- Channel Expansion
- High Growth Segments
- Category Adjacencies



EXECUTION
**Drive operational
excellence**

- Consumer-Centric Supply Chain
- Continuous Cost Improvement
- Marketing & Sales Excellence
- Sustainability



CULTURE
**Build a winning
growth culture**

- Local Empowerment & Accountability
- Effective Incentives
- Speed & Agility

Our reward structure continues to be tightly aligned with our strategy, using incentive plan metrics that are intended to drive high quality results such as volume and market share-driven growth, innovation, operational excellence, and a winning growth culture with a “local first” commercial approach.

PERFORMANCE OVERVIEW

Our 2020 performance demonstrates that our strategic priorities and long-term strategy are working. Year-over-year highlights of our 2020 performance, which reflects the impact of COVID-19, include:



VOLUME

+3.7% ORGANIC VOLUME GROWTH

NET REVENUES

+2.8% REPORTED NET REVENUES GROWTH

+3.7% ORGANIC NET REVENUE GROWTH (NON-GAAP)

GROSS PROFIT

+1.1% REPORTED GROSS PROFIT DOLLARS GROWTH

+3.6% ADJUSTED GROSS PROFIT DOLLARS GROWTH @ CONSTANT CURRENCY (NON-GAAP)

EPS

(8.2)% REPORTED DILUTED EPS GROWTH

+6.5% ADJUSTED EPS GROWTH @ CONSTANT CURRENCY (NON-GAAP)

See definitions of these measures and GAAP to non-GAAP reconciliations in Annex A.

Our results continue to demonstrate the power of our brands, the strength of our global footprint and the potential of our strategic plan. Since Mr. Van de Put assumed the CEO role in November 2017 and developed and implemented our new strategy, our TSR performance has outpaced most of our industry peers.

Annualized Total Shareholder Return During Mr. Van de Put's Tenure as CEO

(11/20/2017-12/31/2020)



88TH
percentile
vs. peers
13.7%
7.3%
15.0%
Mondelēz International
Performance Peer Group Median
S&P 500

We also announced an 11% dividend per share increase in the third quarter of 2020 and returned $3.1 billion of capital to shareholders during the year while continuing to make significant investments in our business. All of this was made possible through our strong cash flow results, with net cash provided by operating activities generating $4.0 billion, resulting in Free Cash Flow[(1)] of $3.1 billion for 2020.

(1) See definition and GAAP to non-GAAP reconciliation in Annex A.

IMPACT OF COVID-19 ON COMPENSATION PLANS

Given the timing of our fiscal year, the Compensation Committee approved the annual and long-term incentive plans, including performance metrics and targets, in February 2020 prior to the onset of the global COVID-19 pandemic. While we monitored the impact of COVID-19 on our stakeholders, the Compensation Committee, in conjunction with management, also monitored the impact of COVID-19 on the financial and strategic metrics in both the AIP and LTIP. Analyses were done several times throughout the year and each time the Compensation Committee determined that the targets remained relevant. Therefore, we did not make any adjustments to our financial or strategic targets to account for the impacts of COVID-19.

OVERVIEW OF PAY ELEMENTS

This table identifies and describes the primary elements of the 2020 executive compensation program for our NEOs, including the alignment of each incentive plan metric with our strategy. A more detailed discussion, including definitions of the financial measures used in our AIP and PSU grants, can be found later in this CD&A and in Annex A.

Pay Element	Vehicle	2020 Performance Measures		Alignment with Strategy
Base Salary	Cash	Market competitive to retain key talent		**GROWTH** Accelerating consumer-centric growth by balancing our investments across both global and local brands and transforming our marketing
Annual Incentive	100% At-risk cash	**80% Financial Measures:** • Organic Volume Growth (15%) • Organic Net Rev Growth (15%) • Defined Gross Profit Dollars (30%) • Defined Operating Income (20%) • Free Cash Flow (20%)	Market Share Overlay	
		20% Strategic KPI Goals		**EXECUTION** Driving operational excellence in sales execution, marketing and supply chain and generating continuous improvement
Long-Term Incentive	**75% Performance Share Units** • 3-year cliff vest • 1-year holding requirement post vest	• 25% Organic Net Revenue Growth • 25% Adjusted EPS Growth • 50% Relative Total Shareholder Return		
	25% Stock Options • 3-year ratable vest • 1-year holding requirement post exercise	**Stock Price**		**CULTURE** Building a winning growth and ownership culture that leverages local commercial expertise and invests in talent and key capabilities

2020 COMPENSATION PROGRAM DESIGN CHANGES

We changed our compensation program as we transitioned to a new business strategy and incorporated shareholder feedback to further align our compensation structure with long-term value creation. As previewed in our 2020 proxy statement, notable changes to our compensation programs are summarized below.

Annual Incentive Plan

- Replaced Defined EPS with Defined Operating Income
- Replaced the individual performance component (20% of target) of the AIP with strategic measurable KPIs
- Adjusted the weightings of the metrics in the AIP to further align our compensation programs with our strategy

See page 60 for additional detail on the above changes to the 2020 AIP.

Long-Term Incentive Plan

- Capped PSUs; grants will not vest above target if TSR for the performance period is negative
- Increased the difficulty of earning a target PSU payout by requiring 55th percentile TSR performance relative to peers

See page 66 for additional detail on the above changes to the 2020 LTIP.

EXECUTIVE COMPENSATION GOALS AND DESIGN PRINCIPLES

The Compensation Committee oversees our executive compensation program focusing on the following primary goals:

1. Attract, retain and motivate talented executives and develop world-class business leaders;
2. Support business strategies that promote superior long-term shareholder returns;
3. Align pay and performance by making a significant portion of our executives' compensation dependent on achieving financial and other critical strategic and individual goals; and
4. Align our executives' and shareholders' interests through equity-based incentive grants and stock ownership requirements that link executive compensation to sustained and superior TSR.

Design Principles

Objective	How We Accomplish
Link pay to performance and strategy by aligning compensation with the achievement of relevant financial and critical strategic performance goals.	• Set substantive performance goals reflecting strategy at the beginning of performance cycles and hold executives accountable for delivering on those targets (see "Overview of Pay Elements" on page 55 for linkage of each pay element to our strategy). • Consider individual performance in achievement against strategic goals.
Put pay at risk by heavily weighting the mix of fixed and variable compensation toward variable components.	• 90% of our CEO's compensation and 80% of the other NEOs' compensation is at risk.
Heavily weight the mix of incentives toward long-term equity, the value of which aligns with returns to our shareholders and rewards long-term sustainable performance.	• 72% of our CEO's compensation and 61% of the other NEOs' compensation is in equity-based grants that incentivize long-term performance.
Target compensation at or near the median of our Compensation Survey Peer Group.	• Our CEO's annual target pay package is slightly below the median CEO target compensation of our 2020 Compensation Survey Peer Group. • Target compensation for our other NEOs is at or near the median of their comparable positions in our 2020 Compensation Survey Peer Group.
Require executives to hold stock at or above peer benchmark levels to align their interests with shareholders and to encourage driving long-term performance rather than short-term decision-making.	• Maintain rigorous stock ownership requirements: CEO must hold 8 times salary and the other NEOs must hold 4 times salary. • All NEOs must hold net shares for at least one year after exercise/vesting regardless of ownership compliance.

SHAREHOLDER ENGAGEMENT ON EXECUTIVE COMPENSATION

The Board encourages open and constructive dialogue with shareholders on executive compensation to facilitate alignment on policies and practices. At the 2020 Annual Meeting of Shareholders, over 92% of the votes cast for our say-on-pay advisory vote were in favor of our executive compensation policies and practices.

This year we continued our ongoing shareholder engagement program to solicit feedback on our strategy, governance, sustainability practices and compensation programs. In total, we reached out to shareholders representing 47% of our outstanding shares. We ultimately had conversations with 25 different shareholders, representing approximately 37% of our outstanding shares. The independent Lead Director and three members of the Compensation Committee led conversations with shareholders representing 20% of our outstanding shares.

Conversations this year focused heavily on the impact of COVID-19 on the Company's strategy and our response to the pandemic. Shareholders were pleased with our response to COVID-19 and the steps our Board and management team took to support and protect our employees and other stakeholders.

Throughout our discussions, we heard broad support for our compensation programs. Shareholders continue to be supportive of our AIP and the metrics we use to incentivize growth. They were also supportive of our LTIP and pleased with the changes we made in both our annual and long-term incentive plans in 2020 as a result of feedback we received from shareholders during our engagement conversations in late 2019. See "2020 Compensation Program Design Changes" on page 56 for details on the specific changes made as a result of shareholder feedback.

Feedback from the shareholder discussions was shared with the Board, the Compensation Committee and the Governance Committee.


REACHED OUT
to shareholders representing
47%
OF OUR OUTSTANDING SHARES
SPOKE with 25 different
shareholders representing approximately
37%
OF OUR OUTSTANDING SHARES
4 independent directors
led conversations with
shareholders representing
20%
OF OUR OUTSTANDING SHARES

CORE COMPENSATION PRACTICES

Our executive compensation governance reflects best practices to protect and promote our shareholders' interests.



WHAT WE DO

- ✔ Require significant stock ownership
- ✔ Require executives to hold equity for at least one year after exercising stock options or vesting of full value awards
- ✔ Provide for "clawbacks" upon certain financial restatements or significant misconduct that could damage the reputation of the Company
- ✔ Conduct an annual compensation risk assessment
- ✔ Offer limited perquisites
- ✔ Pay severance and vest equity only upon a "double trigger" in the event of a CIC
- ✔ Benchmark executive compensation and our performance against relevant comparators
- ✔ Provide for a significant majority of compensation that is based on objective, quantifiable pre-established performance goals
- ✔ Retain an independent compensation consultant to advise the Compensation Committee



WHAT WE DON'T DO

- ✖ No tax gross-ups to NEOs for perquisites or in the event of a CIC
- ✖ No re-pricing or exchanging underwater stock options
- ✖ No dividends on unvested PSUs
- ✖ No separate, enhanced health and welfare or retirement benefit plans for NEOs
- ✖ No guaranteed increases to base salaries
- ✖ No hedging, pledging and short sales of our Common Stock
- ✖ No automatic "single trigger" vesting of equity in the event of a CIC
- ✖ No incentives to produce short-term results to the detriment of long-term goals and results
- ✖ No incentives to pursue excessively risky business strategies

➡ Detailed Program Discussion

TOTAL TARGET COMPENSATION MIX

The Compensation Committee places significant focus on performance-based compensation, which is provided in the form of an annual performance incentive under the AIP, and stock options and PSUs under the LTIP. Our focus on performance-based compensation rewards strong Company financial and operating performance as well as aligning the interests of our NEOs with those of our shareholders.

Below we show the 2020 total target compensation mix for our CEO and, on average, our other NEOs serving as executive officers on December 31, 2020. This compensation mix includes base pay, target annual incentive and long-term incentive grants. The majority of compensation for both the CEO and the other NEOs is at risk/variable pay.

CEO



Other NEOs



Mondelēz International

ELEMENTS OF COMPENSATION

Base Salary

Overview

Base salary is the primary element of compensation that is fixed. In setting base salaries for each NEO, the Compensation Committee uses the same approach used in determining compensation for the broader employee population, including pay competitiveness (generally targeting the median of comparable roles within our Compensation Survey Peer Group) and the use of performance-based metrics that reward exceptional financial performance. The Compensation Committee then considers several other factors, including individual NEO performance, level of responsibility, global pay fairness, experience, potential to assume roles with greater responsibility and, if relevant, host country salary data. The Compensation Committee reviews NEO salaries annually. If awarded, salary increases are generally effective April 1.

If there is a notable change in an NEO's role and responsibilities during the year, the Compensation Committee considers whether an off-cycle increase is warranted.

2020 Compensation Actions

Except for Mr. Van de Put, each of our NEOs received a base salary increase in 2020 to reflect their level of responsibility and continued strong performance. Base salaries for all of the NEOs and increases (where applicable) are shown in the table below. After the increases for each NEO, the total target compensation opportunity provided to each NEO remains at or below the market median.

Name	2019 base salary	2020 base salary	% increase
Dirk Van de Put	$1,450,000	$1,450,000	-
Luca Zaramella	$750,000	$825,000	10.0%
Maurizio Brusadelli	€583,680	€602,700	3.3%
Vinzenz Gruber	CHF675,000	CHF710,800	5.3%
Glen Walter	$725,000	$750,000	3.4%

Annual Incentive Plan

Overview

We design our AIP to motivate our NEOs to achieve or exceed our annual financial and strategic goals. The Compensation Committee sets the formula, target, threshold and maximum annual incentive opportunities at the beginning of each year. Targets are set based on internal financial and operating plans for the year as well as external market factors. The Compensation Committee determines actual awards earned by each NEO based on the Company's annual financial results and performance against key strategic objectives. Annual incentive award payouts can vary greatly from year-to-year based on actual performance relative to target goals.

As noted previously, in response to shareholder feedback, we made a number of significant enhancements to the 2020 AIP and shifted the weightings of several metrics:

Change Implemented for 2020 AIP	Rationale
Replaced Defined EPS metric with Defined Operating Income	• Operating income is better aligned to our current business strategy, is how we determine if our business is operating successfully and aligns with how the business units are measured. • EPS growth is already motivated and rewarded through the LTIP. • Continues to be weighted at 20%.
Shifted the weighting of several metrics: • Organic Net Revenue Growth weighted at 15% • Defined Gross Profit Dollars weighted at 30% • Market Share Overlay impact of +/- 30pp	• Increases the importance of growing the top line in the right way (focused more heavily on market share) and driving gross profit dollars to fuel our virtuous cycle of reinvestment. • Encourages driving top-line results ahead of competitors.
Replaced the individual performance component with a scorecard approach that measures progress against key strategic initiatives	• Creates alignment with KPIs that are used consistently across the Company to assess and measure performance at both the corporate and region level and are directly linked to the three pillars of our strategy: growth, execution and culture. • Continues to be weighted at 20%. • KPI examples within each strategic pillar include: **Growth:** snack share growth, growth in key channels **Execution:** productivity, sustainability/recyclability initiatives **Culture:** diversity representation, employee engagement

Annual Incentive Plan Award Formula

The Compensation Committee used the formula below to determine awards to the NEOs under the 2020 AIP.

TARGET DETERMINATION


Base Salary as of December 31, 2020
×
Target Annual Incentive Opportunity (% of Base Salary)
=
Target Annual Incentive Amount

ACTUAL PROGRAM AWARD CALCULATION/PAYOUT


Target Annual Incentive Amount
×
Financial Result Weighting (80%)
×
Corporate and/or Region Rating (0-200%)
+
Strategic KPI Weighting (20%)
×
Strategic KPI Rating (0-200%)
=
Actual Program Award

Target annual incentive opportunity:

Name	Target opportunity as a % of salary
Mr. Van de Put	175%
Mr. Zaramella	100%
Mr. Brusadelli	90%
Mr. Gruber	90%
Mr. Walter	90%

The Compensation Committee reviews benchmark data from our Compensation Survey Peer Group (see page 71) to align with our goal of targeting each compensation element near market median. Target annual incentive opportunities remained the same for all NEOs in 2020.

The graphic below describes the 2020 AIP components:



80%
Financial Performance Rating

In late 2019, the Compensation Committee approved the following performance measures to assess financial performance in determining the 2020 corporate and region ratings:

Performance Measures	Weighting	
Organic Net Revenue Growth	15%	
Organic Volume Growth	15%	
Defined Gross Profit Dollars	30%	Market Share Overlay
Defined Operating Income	20%	+/- 30pp
Free Cash Flow	20%	

+

20%
Strategic KPI Goals

Set of strategic KPIs directly related to the three pillars of our strategy: growth, execution and culture. All executives pursue the same KPIs, although targets and annual progress toward meeting targets vary by corporate and regions.

Financial Performance Rating (80% Weighting)
Metrics and Alignment with Strategy

The financial performance rating for Messrs. Van de Put and Zaramella is based on global performance while the financial performance ratings for Messrs. Brusadelli, Gruber and Walter are based on both their region and global Company performance. The metrics used to determine the financial performance component and their alignment with our strategy are described below. In selecting metrics, the Board seeks to incentivize actions that drive execution against our strategy. After considering many potential metrics, the Board determined that each of the metrics below incentivizes a key component of our growth strategy and executives have the ability to influence our performance on each measure. Performance ratings against each measure can range from 0% to 200%, with the exception of the Market Share Overlay.

Performance Measure	Alignment with Strategy
Organic Volume Growth	Incentivizes balanced, high-quality growth and margin leverage by encouraging our executives to focus on positive volume growth at attractive margin levels.
Organic Net Revenue Growth	Focuses on high-quality revenue growth through market share, volume gains and price-mix optimization.
Defined Gross Profit Dollars	Measures the Company's ability to manage and balance trade-offs among volume, mix, pricing and costs, and enables investment to drive earnings and Free Cash Flow through investing in people and brands.
Defined Operating Income	Better aligns to our current business strategy than EPS and is how we determine if our business is operating successfully.
Free Cash Flow	Key metric that Influences our ability to invest for future growth, drive operational excellence and return cash to shareholders.
Market Share Overlay	Rewards for driving top-line performance ahead of peers, a key component of the growth pillar of our strategy, and promotes the Company driving broad-based growth and maintaining leadership positions.

Target-Setting Process

The Board recognizes the importance of establishing realistic but rigorous targets that continue to motivate and retain executives. As such, the Board approves annual operating targets after a thorough review and discussion. The targets set in the annual operating budget are the same targets approved by the Compensation Committee as targets for the AIP. The Board sets targets as stretch goals, which would also reflect superior performance within our industry if achieved.

AIP targets were approved in February 2020 prior to the onset of the COVID-19 pandemic. The Compensation Committee, in conjunction with management, monitored the impact of COVID-19 on each metric throughout the year and determined that the targets remained relevant. Therefore, we did not make any adjustments to our targets or results to reflect the impact of COVID-19.

2020 Targets and Corporate Financial Rating

To determine awards for Messrs. Van de Put and Zaramella, the Compensation Committee first evaluated the 2020 Company results against the 2020 Company performance goals listed below (U.S. dollars in millions). Overall, we achieved an above target Company performance rating of 136% under the 2020 AIP.

Performance Measures[(1)]	Threshold	Target	Maximum	Actual	Weighting	Results
Organic Volume Growth	(0.4)%	1.1%	2.6%	3.7%	15%	200%
Organic Net Revenue Growth	1.7%	3.2%	4.7%	3.7%	15%	110%
Defined Gross Profit Dollars	$10,671	$10,889	$11,107	$10,761	30%	71%
Defined Operating Income	$4,447	$4,561	$4,675	$4,504	20%	83%
Free Cash Flow	$2,604	$3,004	$3,404	$3,101	20%	107%
Market Share Change (pp vs. prior year)	(0.3pp)	No Change	0.3pp	0.7		

Preliminary Corporate Rating		Adjustment for Market Share Overlay[(2)]		FINAL CORPORATE RATING
106%	+	30pp	=	136%

(1) See definitions in Annex A.
(2) Reflects an increase in global market share measured on a net revenue weighted basis across all of our categories.

2020 AMEA, Europe and North America Targets and Financial Rating

To determine the annual incentive awards for Messrs. Brusadelli, Gruber and Walter, the Compensation Committee evaluated the weighted average of the performance of the business units in each of their respective regions against the performance measures and determined a final region performance rating.

The Compensation Committee then considered targets, actual results and overall financial performance ratings for both the region and Corporate to determine a final blended financial performance rating (AMEA: 70% region, 30% Corporate; Europe and North America: 80% region, 20% Corporate) for each region president, as shown below:

Performance Measures[1]	Weighting	Performance Rating		
		AMEA	Europe	North America
Organic Volume Growth	15%	114%	200%	200%
Organic Net Revenue Growth	15%	43%	110%	200%
Defined Gross Profit Dollars	30%	75%	15%	200%
Defined Operating Income	20%	97%	67%	200%
Free Cash Flow	20%	100%	155%	200%
Market Share Overlay	-/+30%	+30pp	+30pp	+30pp
Region Performance Rating		**116%**	**126%**	**200%**
Final Blended Rating		**122.0%**	**128.0%**	**187.2%**

(1)   See definitions in Annex A.

This performance resulted in the region financial performance ratings as indicated above. The final blended region rating, together with strategic KPI achievement for the respective region, determined the final 2020 annual incentive award for each region president.

Strategic KPI Objectives (20% Weighting)

When the Company created its strategic plan, it established a number of KPIs directly linked to the Company's three strategic pillars with the measurement of corresponding long-term targets for each KPI. The long-term targets were set as stretch goals with 20% of the leadership team's annual incentive award target aligned to these KPIs. It is important to the Company that our progress on the KPIs be assessed annually to stay on track to achieve our long-term strategic goals. This approach aligns the leadership team in delivering the right strategic outcomes for the Company and replaces the subjective Individual Performance Ratings in our AIP. Achievement on the KPIs can range from 0-200% of target.

Each member of the corporate leadership team is measured on the same KPIs and goals and receives the same KPI rating, while region leaders receive a rating specific to their respective region depending on actual performance of the business units in the region.

At the end of the year, the Compensation Committee determined a payout percentage based on its assessment of achievement of pre-set annual progress goals for each KPI. The chart on the following page summarizes the KPI performance considered by the Compensation Committee during its assessment of the Company's global performance against the annual KPI goals.

Strategic Pillar	Assessment[1]	KPI Annual Progress
GROWTH Accelerating consumer-centric growth by balancing our investments across both global and local brands and transforming marketing	↑	• **Priority Market Share:** Well ahead of expectations on market share; increased by 70 basis points. • **Growth Channel Progress:** In line with expectations though results were mixed; higher than expected growth in our e-commerce channel (+75%) offset by lower progress in convenience stores and developing market Traditional Trade venues. • **Well-being Revenue Growth:** Limited progress on well-being growth although made progress on all planned initiatives; due to the COVID-19 pandemic, key segments of our well-being portfolio (e.g., *belVita, Perfect Snacks,* portion control) were impacted.
EXECUTION Driving operational excellence in sales execution, marketing and supply chain while generating continuous improvement	→	• **Pricing to Offset Cost of Goods Sold:** In line with expectations on our strategy to ensure pricing covers our input cost inflation. • **Productivity:** Limited annual progress in improving productivity due to additional unexpected expenses related to the COVID-19 pandemic; despite increased COVID-19 expenses, we delivered the highest net productivity in three years. • **Recyclability/Sustainability:** In line with expectations on recyclability as approximately 94% of our packaging is now recyclable and the percentage of cocoa volume for our chocolate brands sourced through our Cocoa Life program grew to 68%.
CULTURE Building a winning growth and ownership culture that leverages local commercial expertise and invests in talent and key capabilities	↑	• **Depth of Talent:** In line with expectations as we improved our internal talent bench more than 10% from prior years with the majority of critical roles having an identified internal successor. • **Women in Leadership:** Well ahead of expectations as women held 34% of executive leadership roles as of December 31, 2020, significantly closing the gap to the balance of the organization. • **Employee Engagement:** Well ahead of expected progress on employee engagement with current results placing us in the top 20th percentile of benchmark companies.
Strategic KPI Rating		**130%**

(1) Double arrow up = significantly ahead of expected progress; arrow up = above expected progress; sideways arrow = at or near expected progress; arrow down = limited progress. Depending on results, chart may not depict all arrow types.

Final KPI Rating

The region strategic KPI ratings are a weighted average (on a net revenue basis) of the final KPI rating for each business unit in the region. After reviewing annual progress toward each of the long-term KPI goals for the business units in the region, the Compensation Committee determined that the appropriate payout ratings for the strategic KPI goals were:

	Final KPI Rating
Corporate	130%
AMEA	119%
Europe	141%
North America	104%

Mondelēz International

Annual Cash Incentive Program Decisions

After determining the 2020 Corporate, AMEA, Europe and North America financial payout percentages and strategic KPI ratings, the Compensation Committee approved the following annual incentive cash payments:

Name		Target Incentive	Financial Performance Rating	Strategic KPI Rating		Total Incentive Payment	Total Incentive Payment as % of Target
Mr. Van de Put	$	2,537,500	136.0%	130%	$	3,420,550	134.8%
Mr. Zaramella	$	825,000	136.0%	130%	$	1,112,100	134.8%
Mr. Brusadelli	€	542,430	122.0%	119%	€	658,510	121.4%
Mr. Gruber	CHF	639,720	128.0%	141%	CHF	835,174	130.6%
Mr. Walter	$	675,000	187.2%	104%	$	1,151,280	170.6%

Long-Term Incentive Plan

Overview

We design our LTIP to incentivize our NEOs to focus on critical performance objectives that we believe will translate into sustainable shareholder returns over the long term. Grants made under our 2020 long-term incentive program were entirely in equity using the same mix used in 2019: 75% PSUs and 25% stock options.

Vehicle	Weight	Structure	Purpose
PSUs	75%	• Number of shares earned may range from 0% to 200% of the target number of PSUs granted based on the final business performance rating for the performance cycle • 3-year cliff vest • 1-year holding requirement post vest	• Strengthens retention • Facilitates stock ownership when earned • Aligns long-term interests with those of shareholders
Stock Options	25%	• 3-year ratable vest • 10-year term • 1-year holding requirement post exercise	• Requires share price appreciation for value creation • Facilitates stock ownership • Aligns long-term interests with those of shareholders

2020 Equity Grants to NEOs

The table below shows the 2020 equity grants to our NEOs. In determining each grant, the executive's level of responsibility, individual and Company performance, external market positioning and recommendations from the CEO were all taken into account by the Compensation Committee.

Name	2020 Annual Equity Grants[1]			
	PSUs		Stock Options	
	#	$[2]	#	$[2]
Mr. Van de Put	139,740	8,250,000	232,900	2,750,000
Mr. Zaramella	39,390	2,325,000	65,640	775,000
Mr. Brusadelli	29,220	1,725,000	48,700	575,000
Mr. Gruber	27,950	1,650,000	46,580	550,000
Mr. Walter	27,950	1,650,000	46,580	550,000

(1) The grant date for the annual equity grants was February 20, 2020. Grants of PSUs are reflected at target since actual shares earned, if any, will be determined after the three-year performance cycle ending on December 31, 2022.

(2) Amount approved by the Compensation Committee; differs from the value in the "Grants of Plan-Based Awards" table ("GOPBAT") which represents the accounting value of the award.

We present the actual equity grants, including grant date fair value, in the 2020 Summary Compensation Table and 2020 GOPBAT under "Executive Compensation Tables" beginning on page 75. Our 2020 annual equity grant date was the regularly scheduled Compensation Committee meeting following the release of our annual financial results. The exercise price for all stock option grants equals the closing stock price on the grant date.

Performance Share Units (75%)
Overview
The Compensation Committee grants PSUs as a part of the equity grant to motivate executives to achieve or exceed our long-term financial goals and deliver top-tier shareholder returns. Each NEO's target number of PSUs is based on 75% of the total annual equity grant value.

The Compensation Committee approves performance targets for a three-year performance cycle when it grants PSUs. At the end of the three-year performance cycle, the grants will only vest if the Compensation Committee certifies that Company results meet or exceed the performance thresholds set at the beginning of the cycle. The number of shares earned by an executive depends on the Company's achievement of key financial measures and annualized TSR relative to the median of our Performance Peer Group. Vested PSUs are settled in shares of our Common Stock in the first quarter following the end of the performance cycle. Dividend equivalents accrue during the performance period and are paid in cash after the shares are issued based on the actual number of shares earned.

After vesting, executives must hold net shares acquired for at least one year.

Changes made to PSUs in 2020

As noted earlier, in response to shareholder feedback, beginning with grants made in 2020, we made two enhancements to our LTIP to further align our executives' interests with our shareholders' interests:

- **Increased the difficulty of earning a target PSU payout by requiring 55th percentile TSR performance relative to peers**

  — Enhanced the rigor of the portion of the long-term equity award that is earned based on relative TSR

- **Capped PSUs; grants will not vest above target if TSR for the performance period is negative**

2020-2022 Metrics and Weighting
The table below describes the performance measures and weightings for the 2020-2022 PSUs and outlines how those measures align with our strategy. In selecting the metrics, the Compensation Committee seeks to incentivize behavior consistent with achieving our long-term growth objectives and to align the interests of our executives with the interests of our shareholders. The Compensation Committee considered several financial metrics for the most recent performance period and ultimately decided to use Organic Net Revenue Growth and Adjusted EPS Growth, as in prior years, because these two metrics promote growth and overall financial performance.

Measures	Weighting	Alignment with Strategy
Organic Net Revenue Growth	25%	Incentivize growth over the long-term; also a key objective of our growth-oriented strategy.
Adjusted EPS Growth	25%	Overall measure of performance and primary driver of shareholder value creation and return on capital.
Annualized Relative TSR	50%	Directly link awards to shareholder value creation and performance versus peers.

At the end of the performance cycle, the number of shares actually earned may range from 0% to 200% of the target number of PSUs granted. The number of shares that may be earned against each measure, as a percentage of target, at threshold, target and maximum performance levels is as follows:

Metric Achievement:	Below Threshold	Threshold	Target	Max
Shares Earned (as a percentage of target):	0%	50%	100%	200%

Mondelēz
International

2020-2022 Targets and Target Setting Process

For the 2020-2022 PSU grant, the target set for Annualized Relative TSR is the 55th percentile of the Performance Peer Group. The Compensation Committee sets our financial performance targets for Organic Net Revenue Growth and Adjusted EPS Growth based on annual average growth rates while also taking into consideration our long-term strategic plan and external guidance. Targets were set in February 2020 before the global outbreak of COVID-19. The Compensation Committee, in conjunction with management, monitored the impact of COVID-19 on the Organic Net Revenue Growth and Adjusted EPS Growth targets throughout the year and determined that the targets remained relevant. Therefore, we did not make any adjustments to our targets at any point throughout the year as a result of the COVID-19 pandemic.

Although we do not prospectively disclose specific financial performance targets, we do disclose them retrospectively, along with results, at the end of each performance cycle (see "2018-2020 Performance Cycle Results and Shares Earned" on page 68). Revealing specific targets prospectively would provide competitors and other third parties with insights into our confidential planning process and strategies and potentially harm us competitively. We design our financial performance targets to be challenging, and there is no guarantee that any shares will be earned or that grants will pay out at or above target.

We provide directional guidance to assist shareholders in determining if our prospective performance targets are rigorous when evaluating our compensation programs. Below is the directional guidance on the prospective performance target, threshold and maximum for each metric in our 2020-2022 performance cycle.

Metrics	Threshold	Target	Max
Organic Net Revenue Growth	1.3pp below target	Greater than 3.5%	1.2pp above target
Adjusted EPS Growth	1.2pp below target	Greater than 7%	2.5pp above target
Annualized Relative TSR	25th percentile	55th percentile	90th percentile

The performance measures for cash awards under our AIP and for share grants related to our PSUs both include Organic Net Revenue Growth as a metric. This metric is a fundamental driver of shareholder value, and we believe our executives should focus on it over both the short and long term. A one-year target (under the AIP) and a three-year target (for the PSUs) for Organic Net Revenue Growth create different, yet complementary incentives for our employees to achieve this strategic goal and is a key driver impacting our operational and financial performance and advancing our strategic plan.

> **The Compensation Committee uses different time periods to measure performance relative to each metric in the incentive plans:**
>
> • Performance measures for the short-term incentive awards are set on an annual basis and are based on annual operating targets.
>
> • Performance measures for PSUs are set at the beginning of the performance period and are based on cumulative three-year performance goals.

Earned PSUs vest and pay out (or are cancelled if not earned) three years following the date of grant. The actual value realized by our NEOs with respect to these awards is based on achievement of performance goals and our stock price at the time of vesting.

As described in "Annual Incentive Plan" on page 59, the Compensation Committee replaced Defined EPS with Defined Operating Income in the AIP beginning in 2020, so EPS performance is no longer duplicated between the annual and long-term incentive plans. However, growth is a key element of our strategy, so the Compensation Committee determined it was appropriate for Organic Net Revenue Growth to remain a metric in both the annual and long-term incentive plans.

2018-2020 Performance Cycle Results and Shares Earned

The following chart details:

- the key financial measures, weightings and performance standards the Compensation Committee set in 2018;
- our actual performance over the 2018-2020 performance cycle; and
- the final business performance rating approved by the Compensation Committee at the conclusion of the 2018-2020 performance cycle.

The Compensation Committee did not apply any discretion to adjust the final business performance rating for the 2018-2020 performance cycle and no adjustments were made for the impact of COVID-19. Based on the Company's three-year results, we achieved an above target performance rating of 193% for the 2018-2020 PSU awards. Actual results for the 2018-2020 performance cycle included:

					2018-2020 Performance Cycle Results	
Key Performance Measures	**Weighting**	**Threshold**	**Target**	**Maximum**	**Actual**	**Payout Percentage**
Organic Net Revenue Growth[(1)]	25%	1.4%	2.4%	3.6%	3.4%	183%
Adjusted EPS Growth[(1)]	25%	6.0%	7.3%	10.0%	11.2%	200%
Annualized Relative TSR[(2)]	50%	25th percentile	Median	90th percentile	88th percentile	193%
Final Business Performance Rating						**193%**

(1) See definition in Annex A.
(2) In determining our Annualized Relative TSR performance, we used our 2020 Performance Peer Group (see "Performance Peer Group" on page 71).

Based on target awards and the performance rating, the shares earned (before taxes) for each NEO for the 2018-2020 performance cycle were as follows:

Name	**Shares Earned**
Mr. Van de Put	299,421
Mr. Zaramella	59,773
Mr. Brusadelli	69,866
Mr. Gruber	24,125
Mr. Walter	69,866

Other Outstanding Performance Share grants

While the 2018-2020 PSU grant just vested, two additional PSU grants remain outstanding as of the end of 2020 and have the following characteristics:

	2018	2019	2020	2021	2022	2023	2024
2018-2020 75% of long-term incentive value	• Based on achievement of Organic Net Revenue Growth, Adjusted EPS Growth and Relative TSR targets. • Results certified in February 2021; above target performance rating of 193%.			Shares earned are subject to a 1-year holding period post vest			
	2019-2021 75% of long-term incentive value	• Based on achievement of Organic Net Revenue Growth, Adjusted EPS Growth and Relative TSR targets. • At December 31, 2020, performance was projected to be above target level.			Shares earned are subject to a 1-year holding period post vest		
		2020-2022 75% of long-term incentive value	• Based on achievement of Organic Net Revenue Growth, Adjusted EPS Growth and Relative TSR targets. • At December 31, 2020, performance was projected to be slightly above target level.			Shares earned are subject to a 1-year holding period post vest	

Mondelēz International

Stock Options (25%)

25% of our NEOs' long-term incentive is delivered in the form of stock options that vest ratably over 3 years and have a term of 10 years. The Board believes options are an appropriate vehicle for long-term compensation because they are performance-based and emphasize growth.

As with PSUs, NEOs must hold the net shares acquired upon exercising stock options for at least one year while also maintaining their stock ownership requirement.

Other Compensation Elements

Deferred Compensation

In 2020, our U.S.-based NEOs were eligible to participate in the Mondelēz Global LLC Executive Deferred Compensation Plan ("MEDCP"), a voluntary non-qualified deferred compensation plan. The MEDCP allows executives to defer, on a pre-tax basis, up to 50% of their salary and up to 100% of their award under the AIP. Participants may invest deferred amounts in one or more notional investment options.

The MEDCP is similar to plans provided to executives at many of the companies in our Compensation Survey Peer Group. The Compensation Committee believes the MEDCP aids in recruitment and assists executives in managing their future cash flow.

Limited Perquisites; No Executive-Only Welfare Plans or Tax Gross-ups

The Compensation Committee believes offering certain limited perquisites is important for executive retention and recruitment. Our perquisites for NEOs, including car and financial planning allowances, are similar in scope and value to those offered by companies in our Compensation Survey Peer Group.

In addition, based on the findings of an independent, third-party security study, we require our CEO to use a private (non-commercial) aircraft for both business and personal travel. Use of a private aircraft enhances personal safety and increases the time available for business purposes for our CEO, which is necessary since we do business in more than 150 countries.

Our NEOs generally participate in the same retirement, health and welfare plans broadly available to all salaried employees in the location where they are based. The footnotes to the Summary Compensation Table list the perquisites we provided to our NEOs in 2020. We do not provide our NEOs with tax gross-ups on perquisites or health and welfare benefits.

Retirement and Separation Benefits

Our U.S.-based NEOs are eligible for broad-based U.S. employee benefit plans on the same terms as U.S. salaried employees, including two tax-qualified plans: the Mondelēz Global LLC Retirement Plan ("Retirement Plan") and the Mondelēz Global LLC Thrift Plan ("Thrift Plan"). The Retirement Plan was closed to new participants in 2009; as a result, none of our NEOs participate in that plan. Accruals under the Retirement Plan and the defined benefit portion of the Supplemental Plan (as defined below) ceased December 31, 2019. U.S. salaried employees who are not eligible to participate in the Retirement Plan receive a Company contribution based on a percentage of eligible compensation under the Thrift Plan.

We also provide an unfunded non-qualified plan, the Mondelēz Global LLC Supplemental Benefits Plan ("Supplemental Plan"), for eligible U.S. employees. The Supplemental Plan provides benefits that are not provided under the Retirement Plan or the Thrift Plan because:

• an employee's compensation exceeds the tax-qualified plan compensation limit under Code Section 401(a)(17);

• an employee elects to defer compensation under either the MEDCP or the Supplemental Plan; or

• a Retirement Plan participant's benefit exceeds the limits under Section 415 of the Code.

The Compensation Committee believes the Thrift Plan and the Supplemental Plan are integral pieces of our overall executive compensation program because they promote the retention of our executive leadership team over the long term. The Compensation Committee believes our NEOs should receive the same defined benefit accruals, be able to defer the same percentage of their compensation and receive the same corresponding notional employer contributions as all other employees, without regard to the Code's compensation limit applicable to tax-qualified plans or whether the NEO has elected to defer compensation.

Change in Control Severance Plan

In order to promote the retention of our executive leadership team in the event of a potentially disruptive corporate transaction, we maintain a Change in Control Plan for Key Executives (the "CIC Plan"). The CIC Plan is consistent with similar severance plans maintained by companies in our Compensation Survey Peer Group, including eligibility and severance benefit levels. We structure separation payments with two goals in mind: to make key executives, including our NEOs, available to facilitate a successful transition following a CIC and to provide a competitive level of severance protection if an executive is involuntarily terminated without cause or resigns for good reason within two years following a CIC ("double trigger"). In the event a payment under the CIC Plan or otherwise triggers an excise tax under Code Section 4999, the payment will be the greater of the full benefit or a reduced benefit that does not trigger the excise tax as determined on an after-tax basis for each. We do not provide any tax gross-ups for taxes payable on CIC benefits.

We further describe the severance arrangements and other benefits provided under the CIC Plan (as well as the equity treatment upon certain separations in the event of a CIC) under "Potential Payments Upon Termination or Change in Control" on page 83.

Other Severance Agreements

Although we generally do not have individual severance or employment agreements with any of our NEOs, we typically provide separation benefits as consideration for the NEO entering into an agreement protecting our interests. The severance payments and other benefits provided to a typical NEO are described under "Potential Payments Upon Termination or Change in Control" on page 83.

HOW COMPENSATION DECISIONS ARE MADE

Role of Peer Groups

The Compensation Committee uses two different groups of companies to: i) benchmark executive compensation, market practices and compensation design; and ii) assess relative performance.

Compensation Survey Peer Group

The Compensation Committee reviews compensation data from a comparator group of companies as one reference point when making compensation decisions for all executive pay including CEO pay, and when benchmarking compensation plan designs. Aggregate pay level benchmarking data for all elements of compensation, including salary, target bonus, total target cash, long-term incentive and target total pay, is provided for each NEO role by Aon Hewitt ("Aon"), and at the request of the Compensation Committee, the Compensation Committee's consultant reviews and evaluates the Aon data. Separately, market data for the CEO is reviewed independently from the Aon data. Other factors considered in NEO compensation decisions include individual performance, responsibilities, leadership, years of experience, Company performance and long-term growth potential.

We routinely review the selection criteria and companies in our Compensation Survey Peer Group. In late 2019, the Compensation Committee reviewed the Compensation Survey Peer Group to ensure all companies were still meeting the original criteria for selection. This review resulted in the removal of Newell Brands from the peer group. The table on the following page shows our criteria for choosing the Compensation Survey Peer Group and how it is used.

How the Compensation Survey Peer Group Was Chosen	2020 Compensation Survey Peer Group[1]	How We Use the Compensation Survey Peer Group[2]
• Comparable size (0.5x-2.5x) based on net revenue and market capitalization • Considerable global presence with sales and operations outside of the United States • Primarily consumer facing • Market-leading brands • Incorporated in the United States • Company structure	• 3M Company • **The Coca-Cola Company** • **Colgate-Palmolive Company** • The Estee Lauder Companies Inc. • **General Mills Inc.** • Johnson & Johnson • **The Kellogg Company** • Kimberly-Clark Corporation • McDonald's Corporation • Nike, Inc. • **PepsiCo, Inc.** • Philip Morris International, Inc. • **The Procter & Gamble Company** • Starbucks Corporation	• Benchmark total direct compensation (at target levels), including base salary, and annual and long-term incentive awards • Evaluate share utilization by reviewing overhang and annual run rate • Benchmark share ownership guidelines • Assess the competitiveness of total direct compensation awarded to senior executives • Compare pay-for-performance alignment • Benchmark annual and long-term incentive plan design

(1) Companies indicated in bold are represented in both the Compensation Survey and Performance Peer Groups.
(2) The Compensation Committee also considers pay at Nestlé, Danone and Unilever when reviewing CEO compensation.

To further validate our compensation levels, using data provided by the executive compensation consultant, the Compensation Committee retrospectively evaluates our pay-for-performance alignment versus our Compensation Survey Peer Group. The Committee believes that pay and performance is appropriately aligned.

Performance Peer Group

We compare our financial and TSR performance against our Performance Peer Group, which allows us to link long-term incentive compensation directly to the delivery of superior financial results relative to our food and beverage peers. This group of companies is less relevant as a comparator for compensation levels for certain executive positions because of differences in company size, scope and complexity. However, we consider these companies direct competitors both for business and talent so comparing our results with this peer group's performance provides a valuable and relevant measure of our performance. The table below shows our criteria for choosing the Performance Peer Group and how it is used.

How the Performance Peer Group Was Chosen	2020 Performance Peer Group[1]	How We Use the Performance Peer Group
• Industry competitor • Focused on the production and marketing of food and non-alcoholic beverages	• Campbell Soup Company • **The Coca-Cola Company** • **Colgate-Palmolive Company** • Danone • **General Mills Inc.** • The Hershey Company • **The Kellogg Company** • The Kraft Heinz Company • Nestlé S.A • **PepsiCo, Inc**. • **The Procter & Gamble Company** • Unilever PLC	• Compare annualized TSR to assess our results against the TSR performance measure for PSUs

(1) Companies indicated in bold are represented in both the Compensation Survey and Performance Peer Groups.

Decision-Making Process

Role of the Compensation Consultant

The Compensation Committee retains an independent compensation consultant to assist in evaluating executive compensation programs, advising the Committee regarding the amount and form of executive and director compensation and determining pay-for-performance alignment. Conferring with a consultant provides additional assurance that our executive and director compensation programs are reasonable, competitive and consistent with our objectives. The Compensation Committee directly engages the consultant.

Since August 2019, the Compensation Committee has engaged Semler Brossy as its independent compensation consultant. For additional information regarding the Compensation Committee's use of an independent compensation consultant, see "The Compensation Committee's Use of an Independent Compensation Consultant" on page 44.

Compensation Consultant Responsibilities:

• Attend all Compensation Committee meetings, including executive sessions without management present;

• Review and provide guidance on our executive compensation programs and strategy to promote market-competitiveness;

• Regularly update the Compensation Committee on market trends, changing incentive practices and legislation pertaining to executive compensation;

• Provide research, data analyses, survey information and design expertise in support of the development of compensation programs for executives and the design of incentive programs for eligible employees;

• Review the assessment process conducted by the Compensation Committee to analyze whether compensation policies and practices for employees create material risk for the Company;

• Conduct a pay-for-performance assessment as referenced above;

• Participate in shareholder outreach strategy sessions;

• Advise the Compensation Committee on the appropriate comparator groups for compensation;

• Provide an independent range of recommendations and guidance to the Compensation Committee on CEO compensation; and

• Provide an independent assessment of the CEO's recommendations on NEO compensation to the Compensation Committee.

Role of the Compensation Committee

The Compensation Committee understands that CEO pay should be perceived as reasonable relative to overall employee pay and is mindful of the pay grades and salary ranges of our employees when making compensation decisions. The approach used to determine both CEO and NEO compensation is the same approach used in determining compensation for the broader employee population, including pay competitiveness and the use of performance-based metrics that reward exceptional financial performance. When determining CEO and NEO pay, the Compensation Committee also considers other factors that it regularly reviews, including shareholder feedback, the advisory vote on compensation, global pay fairness, performance and progress against the strategic KPIs.

The Compensation Committee reviews and discusses the CEO's self-evaluation of his performance with the Board and makes preliminary recommendations about base salary and long-term incentive compensation based on a consideration of all the factors mentioned above. The Compensation Committee then discusses the compensation recommendations with the Board before approving the final compensation decisions. The CEO is not present during Compensation Committee voting or deliberations regarding his own compensation.

Role of the Chief Executive Officer

The CEO makes compensation recommendations to the Compensation Committee for base salary and long-term incentive compensation for the NEOs other than himself, and considers pay competitiveness as well as both individual and Company performance when making his recommendations. Although individual performance is no longer a discrete component of the AIP for our executives, individual performance plays an important role in the base salary and long-term incentive recommendations made by the CEO. Based on an NEO's contributions in specific areas, such as achievement of key strategic initiatives, operational efficiency, enterprise leadership, quality of financial results, leadership in a time of crisis and talent management, the CEO provides the Compensation Committee with an individual performance assessment and rating recommendation as well as compensation recommendation for each NEO.

The Compensation Committee considers the CEO's analysis and direct knowledge of each NEO's performance and contributions when determining each NEO's individual performance rating and when making their final compensation decisions.

Compensation Committee Resources

The Compensation Committee uses several resources to help with decision-making including competitive market data and "tally sheets" that quantify each compensation element as well as accumulated outstanding long-term equity awards for each NEO.

⮕ Compensation Governance

STOCK OWNERSHIP

To further align NEO and shareholder interests, the Compensation Committee requires all executives to hold a significant amount of Common Stock. The following chart summarizes our requirements, which are comparable to, or greater than, such requirements at the majority of companies in our Compensation Survey Peer Group.

Key Provisions	Explanation of Key Provisions
Ownership Requirement	• CEO: 8 times salary. • Other NEOs: 4 times salary.
Time to Meet Requirements	• 5 years from employment date or 3 years following a promotion.
Shares Counted Toward Ownership	• Common Stock, including shares owned outright, direct purchase plan shares, unvested deferred stock units and accounts over which the executive has direct or indirect ownership or control. • Excludes unexercised Mondelēz International stock options and unvested PSUs.
Additional Holding Requirements	• Until an NEO satisfies our stock ownership requirements, the NEO must hold 100% of all shares acquired under our equity program (including stock after the restrictions have lapsed, shares awarded for vested deferred stock units, shares acquired upon exercise of a stock option and shares awarded for PSUs), net of shares withheld for taxes or payment of exercise price. • Once an NEO satisfies our stock ownership requirements, the NEO **must hold 100% of new shares acquired** under our equity program (including stock after the restrictions have lapsed, shares awarded for vested deferred stock units, shares acquired upon exercise of a stock option and shares awarded for PSUs), net of shares withheld for taxes or payment of exercise price, **for at least one additional year**.

The Compensation Committee monitors our executives' compliance with these requirements. As of March 12, 2021, all NEOs have satisfied, exceeded or were on track to meet their stock ownership requirements and adhered to the holding requirements.

CLAWBACK POLICY

The Board or an appropriate committee of the Board may determine the extent to which the Company should recoup the incentive-based compensation of any executive officer whose act or omission necessitated a restatement or who participated in significant misconduct. The Board or committee, in its discretion, may then take the actions it deems necessary or appropriate to address the events that gave rise to the restatement or misconduct and to prevent its recurrence. Those actions may include, to the extent permitted by applicable law:

• requiring a covered executive or executive officer to repay some or all of the incentive compensation granted or paid during the last three years including annual incentive bonus and long-term incentive grants;

• requiring a covered executive or executive officer to repay any gains realized on the exercise of stock options or on the open-market sale of vested shares occurring in the previous three years;

• canceling some, or all, of a covered executive or executive officer's restricted stock or deferred stock unit grants, PSUs and outstanding stock options;

• adjusting a covered executive or executive officer's future compensation;

• terminating a covered executive or executive officer; and/or

• initiating legal action against a covered executive or executive officer.

TRADING RESTRICTIONS, ANTI-HEDGING AND ANTI-PLEDGING POLICY

Our insider trading policy limits the timing and types of transactions in Mondelēz International securities by Section 16 officers, including our NEOs. Among other restrictions, the policy:

- allows Section 16 officers to trade Company securities only during open window periods and only after they have pre-cleared transactions with the Corporate Secretary;

- prohibits Section 16 officers from short-selling Company securities or "selling against the box" (failing to deliver sold securities); and

- prohibits Section 16 officers from entering into transactions in puts, calls or other derivatives on Mondelēz International securities on an exchange or in any other organized market, or engaging in any other derivative or hedging transactions on Mondelēz International securities.

Our insider trading policy also prohibits our executive officers and certain additional executives from holding Mondelēz International securities in a margin account or pledging Mondelēz International securities as collateral for a loan.

These restrictions extend to any member of a Section 16 officer's family sharing the same household, any corporations or other business entities a Section 16 officer controls or manages, and any trusts of which a Section 16 officer is the trustee or over which a Section 16 officer has investment control. See "Anti-Hedging Policy" on page 36 for more information on our hedging policy.

TAX DEDUCTIBILITY

Section 162(m) of the Code generally places a limit of $1 million per year on the amount of deductible compensation paid to certain "covered employees" under the Code, which includes our NEOs. The Compensation Committee believes that shareholder interests are best served if it retains discretion and flexibility in awarding compensation. Even though some compensation awards may result in non-deductible compensation expenses, the Compensation Committee intends to maintain strong pay-for-performance alignment of executive compensation arrangements even though the exemption for certain performance-based compensation has been repealed.

EXECUTIVE COMPENSATION TABLES

➡ 2020 Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non–Equity Incentive Plan Compensation Annual Incentive Awards[4] ($)	Change in Pension Value[5] ($)	All Other Compensation[6] ($)	Total Compensation ($)
Van de Put, Dirk Chairman and Chief Executive Officer	2020	1,450,000	9,199,084	2,021,572	3,420,550	–	751,487	16,842,693
	2019[7]	1,450,000	9,510,317	2,140,647	4,663,925	–	613,257	18,378,146
	2018	1,450,000	7,947,822	2,097,003	2,918,850	–	556,225	14,969,900
Zaramella, Luca Executive Vice President and Chief Financial Officer	2020	806,352	2,593,044	569,755	1,112,100	–	2,281,910	7,363,161
	2019	737,671	2,048,100	460,911	1,371,000	–	384,992	5,002,674
	2018	844,926	1,506,002	407,092	683,530	–	0	3,441,550
Brusadelli, Maurizio Executive Vice President and President, AMEA	2020	734,452	1,923,553	422,716	808,808	–	800,715	4,690,244
	2019	649,862	2,048,100	460,911	998,893	–	632,773	4,790,539
Gruber, Vinzenz Executive Vice President and President, Europe	2020	794,879	1,839,949	404,314	946,149	1,687,667	18,972	5,691,930
Walter, Glen Executive Vice President and President, North America	2020	743,784	1,839,949	404,314	1,151,280	–	140,572	4,279,899
	2019	725,002	1,911,444	430,178	1,057,050	–	134,580	4,258,254
	2018	725,000	1,854,526	489,357	527,220	–	566,836	4,162,939

(1) Mr. Brusadelli is an employee of Mondelēz Italia Services and is currently on international assignment in Singapore. The amounts reported in this table that were paid in Euros and Singapore dollars have been converted to U.S. dollars using the applicable conversion rate on December 31, 2020 (each such conversion rate, the "Applicable Exchange Rate"). Mr. Gruber is a local employee of Mondelēz Europe GmbH. The amounts reported in this table that were paid in Swiss francs have been converted to U.S. dollars using the Applicable Exchange Rate.

(2) Reflects grants of PSUs. The amounts shown represent the full grant date fair value of the stock grants made in each year as computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the consolidated financial statements contained in our 2020 Form 10-K. The amounts are based on the probable outcome of the performance conditions as of the grant date. On the following page is the breakout of the applicable 2020-2022, 2019-2021 and 2018-2020 PSU grants for each NEO assuming maximum performance.

Name	Performance Cycle	Value at Maximum Performance ($)
Van de Put, Dirk	2020 - 2022	16,500,499
	2019 - 2021	15,675,066
	2018 - 2020	13,500,283
Zaramella, Luca	2020 - 2022	4,651,171
	2019 - 2021	3,375,713
	2018 - 2020	1,170,419
	2018 - 2020	1,500,763
Brusadelli, Maurizio	2020 - 2022	3,450,298
	2019 - 2021	3,375,713
Gruber, Vinzenz	2020 - 2022	3,300,336
Walter, Glen	2020 - 2022	3,300,336
	2019 - 2021	3,150,474
	2018 - 2020	3,150,124

(3) Reflects stock option grants. The amounts shown represent the full grant date fair value of the options granted in each year as computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to the consolidated financial statements contained in our 2020 Form 10-K.

(4) Reflects awards made under our 2020 AIP which were paid in March 2021.

(5) Reflects the aggregate increase in the actuarial present value of the benefits under the Pension Fund Mondelēz Switzerland for Mr. Gruber. Messrs. Van de Put, Zaramella, Brusadelli and Walter are not eligible to participate in a defined benefit retirement plan.

(6) The amounts shown in the "All Other Compensation" column for 2020 reflect the following:

	D. Van de Put ($)	L. Zaramella ($)	M. Brusadelli ($)	V. Gruber ($)	G. Walter ($)
Personal use of Company-leased aircraft[a]	160,843	–	–	–	–
Car allowance	23,333	15,000	52,945	18,972	15,000
Financial counseling allowance[b]	10,000	7,500	–	–	7,500
Employer contributions on defined contribution plans[c]	555,273	198,626	167,076	–	94,854
Relocation expense[d]	–	–	–	–	23,218
Tax equalization payment[e]	222	2,058,968	(171,874)	–	–
Payments related to expatriate assignment[e]	1,816	1,816	752,568	–	–
Total All Other Compensation	**751,487**	**2,281,910**	**800,715**	**18,972**	**140,572**

(a) Consistent with the findings of an independent, third-party security study, for security and personal safety, we require Mr. Van de Put to use a private (non-commercial) Company-leased aircraft for all travel. The incremental cost of personal use of the Company-leased aircraft, as reflected in the table, is the actual invoice to the Company. Mr. Van de Put is responsible for taxes in connection with his personal aircraft use and we do not reimburse him for those taxes.

(b) All U.S. executive officers are eligible for an annual financial counseling allowance up to $7,500 and, in the case of Mr. Van de Put, up to $10,000.

(c) All eligible U.S. employees, including our NEOs, receive matching Company contributions for contributions made to the Thrift Plan and the Supplemental Plan, if applicable. Similarly, all eligible U.S. employees hired or localized to the United States after 2008 who are not otherwise eligible to participate in the Retirement Plan, including Messrs. Van de Put, Zaramella and Walter, receive an additional non-elective Company contribution to the Thrift Plan and the Supplemental Plan, if applicable, equal to 4.5% of eligible compensation. The amount for Mr. Brusadelli is related to the Company-sponsored Il Mio Domani plan in Italy. All eligible Italian employees at the senior manager level and above, including Mr. Brusadelli, receive matching Company contributions for contributions made to the Il Mio Domani Plan. The percentage of the Company contribution made to the plan is based on the member's base pay plus AIP. Mr. Gruber does not participate in a defined contribution plan.

(d) At the time of his hire, Mr. Walter received our standard executive relocation assistance program; amount represents residual trailing relocation related expense.

(e) Mr. Zaramella, previously a Swiss expatriate on international assignment in the United States, localized effective August 1, 2018. The ongoing expenses for Mr. Zaramella are trailing tax expenses related to equity earned during his international assignment, paid in accordance with our global mobility and tax equalization ("TEQ") policies. Likewise, Mr. Brusadelli, currently an Italian expatriate on international assignment in Singapore, also received payments in conjunction with his assignment. These payments were similar to the types of payments generally made to other employees on international assignment with the Company. Payments are designed to mitigate the inconvenience of an international assignment by covering expenses in excess of what the expatriate would have incurred if he or she had remained in his or her home country. These payments include housing expenses, cost of living adjustments, travel expenses and other assignment related expenses. Expenses incurred in Singapore dollars for Mr. Brusadelli are converted to U.S. dollars using the Applicable Exchange Rate. Tax equalization payments are made pursuant to our TEQ policy and are designed to ensure an expatriate does not receive any undue tax burden or benefit. The TEQ amount for Mr. Brusadelli is negative due to the fact that the effective tax rate in Italy, which Mr. Brusadelli was responsible for per our TEQ policy, was higher than the non-Italian tax obligations generated by his assignment(s). Messrs. Van de Put, Zaramella and Brusadelli also received tax preparation services from the Company-selected tax services provider.

(7) Due to an administrative error, the employer contributions on defined contribution plans for 2019 did not include a $262,697 Company contribution on the AIP amount deferred into the MEDCP.

2020 Grants of Plan-Based Awards

Name	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Future Payouts Under Equity Incentive Plan Awards[2]		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards[3] ($/Share)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)			
Van de Put, Dirk	–	AIP	2,537,500	5,075,000	–	–	–	–	–
	02/20/2020	PSUs	–	–	139,740	279,480	–	–	9,199,084
	02/20/2020	Stock Options	–	–	–	–	232,900	59.04	2,021,572
Zaramella, Luca	–	AIP	825,000	1,650,000	–	–	–	–	–
	02/20/2020	PSUs	–	–	39,390	78,780	–	–	2,593,044
	02/20/2020	Stock Options	–	–	–	–	65,640	59.04	569,755
Brusadelli, Maurizio	–	AIP	666,237	1,332,474	–	–	–	–	–
	02/20/2020	PSUs	–	–	29,220	58,440	–	–	1,923,553
	02/20/2020	Stock Options	–	–	–	–	48,700	59.04	422,716
Gruber, Vinzenz	–	AIP	724,460	1,448,920	–	–	–	–	–
	02/20/2020	PSUs	–	–	27,950	55,900	–	–	1,839,949
	02/20/2020	Stock Options	–	–	–	–	46,580	59.04	404,314
Walter, Glen	–	AIP	675,000	1,350,000	–	–	–	–	–
	02/20/2020	PSUs	–	–	27,950	55,900	–	–	1,839,949
	02/20/2020	Stock Options	–	–	–	–	46,580	59.04	404,314

(1) Table does not include a "threshold" column because under our 2020 AIP a zero payout was possible if threshold performance levels were not achieved. Actual amounts under our 2020 AIP were settled in March 2021 and are disclosed in the Non-Equity Incentive Plan Compensation Annual Incentive Awards column in the 2020 Summary Compensation Table. Maximum amounts equal 200% of target. The amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2) Table does not include a "threshold" column because a zero payout is possible if threshold performance levels are not achieved. The target number of units shown in the table reflects the number of shares of our Common Stock earned if performance is achieved at target levels. Actual shares earned under the 2020-2022 performance cycle will be issued no later than March 15, 2023 assuming threshold performance is achieved. All shares will be awarded net of applicable tax withholding. Dividend equivalents accrue during the performance cycle and will be paid at the end of the performance cycle in cash, net of applicable tax withholding, based on the actual number of shares earned for the performance cycle, if any.

(3) Exercise price equals the closing price of our Common Stock on the grant date.

(4) Amounts represent the grant date fair value of the awards as computed in accordance with FASB ASC Topic 718.

2020 Outstanding Equity Awards at Fiscal Year-End

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1],[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3]
Van de Put, Dirk	11/20/2017	133,580	–	42.110	11/20/2027	–	–
	02/22/2018	170,656	87,914	43.510	02/22/2028	–	–
	02/22/2019	–	–	–	–	328,480	19,206,226
	02/22/2019	90,334	183,406	47.720	02/22/2029	–	–
	02/20/2020	–	–	–	–	279,480	16,341,196
	02/20/2020	–	232,900	59.040	02/20/2030	–	–
Zaramella, Luca	02/19/2014	21,960	–	34.165	02/19/2024	–	–
	02/18/2015	25,380	–	36.940	02/18/2025	–	–
	02/22/2016	24,410	–	39.700	02/22/2026	–	–
	02/16/2017	22,570	–	43.200	02/16/2027	–	–
	02/22/2018	14,790	7,620	43.510	02/22/2028	–	–
	08/01/2018	19,266	9,924	42.830	08/01/2028	–	–
	02/22/2019	–	–	–	–	70,740	4,136,168
	02/22/2019	19,450	39,490	47.720	02/22/2029	–	–
	02/20/2020	–	–	–	–	78,780	4,606,267
	02/20/2020	–	65,640	59.040	02/20/2030	–	–
Brusadelli, Maurizio	02/19/2014	18,300	–	34.165	02/19/2024	–	–
	02/18/2015	18,620	–	36.940	02/18/2025	–	–
	02/22/2016	25,190	–	39.700	02/22/2026	–	–
	02/16/2017	43,410	–	43.200	02/16/2027	–	–
	02/22/2018	39,824	20,516	43.510	02/22/2028	–	–
	02/22/2019	–	–	–	–	70,740	4,136,168
	02/22/2019	19,450	39,490	47.720	02/22/2029	–	–
	02/20/2020	–	–	–	–	58,440	3,416,987
	02/20/2020	–	48,700	59.040	02/20/2030	–	–
Gruber, Vinzenz	02/20/2013	22,190	–	27.050	02/20/2023	–	–
	02/19/2014	20,130	–	34.165	02/19/2024	–	–
	02/18/2015	22,000	–	36.940	02/18/2025	–	–
	02/22/2016	22,830	–	39.700	02/22/2026	–	–
	02/16/2017	20,980	–	43.200	02/16/2027	–	–
	02/22/2018	13,747	7,083	43.510	02/22/2028	–	–
	02/22/2019	–	–	–	–	53,440	3,124,637
	02/22/2019	14,698	29,842	47.720	02/22/2029	–	–
	02/20/2020	–	–	–	–	55,900	3,268,473
	02/20/2020	–	46,580	59.040	02/20/2030	–	–

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[1],[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3]
Walter, Glen	02/22/2018	–	20,516	43.510	02/22/2028	–	–
	02/22/2019	–	–	–	–	66,020	3,860,189
	02/22/2019	–	36,857	47.720	02/22/2029	–	–
	02/20/2020	–	–	–	–	55,900	3,268,473
	02/20/2020	–	46,580	59.040	02/20/2030	–	–

(1) The vesting schedule for all outstanding unvested stock and stock options is as follows:

Grant Date	Grant Type	Vesting Schedule
02/22/2018	Stock Options	First tranche (33%) vested on 02/22/2019, second tranche (33%) vested on 02/22/2020 and last tranche (34%) vested on 02/22/2021.
08/01/2018	Stock Options	First tranche (33%) vested on 08/01/2019, second tranche (33%) vested on 08/01/2020 and last tranche (34%) vests on 08/01/2021.
02/22/2019	PSUs	100% of the grant vests upon approval of the Compensation Committee subject to the satisfaction of the performance criteria. Distribution of any shares awarded will be no later than 3/15/2022.
02/22/2019	Stock Options	First tranche (33%) vested on 02/22/2020, second tranche (33%) vested on 02/22/2021 and last tranche (34%) vests on 02/22/2022.
02/20/2020	PSUs	100% of the grant vests upon approval of the Compensation Committee subject to the satisfaction of the performance criteria. Distribution of any shares awarded will be no later than 3/15/2023.
02/20/2020	Stock Options	First tranche (33%) vested on 02/20/2021, second tranche (33%) vests on 02/20/2022 and last tranche (34%) vests on 02/20/2023.

(2) Actual number of shares earned ranges between 0% and 200% depending on actual performance for the performance cycle. Amount reflects maximum award levels for the 2019-2021 and 2020-2022 performance cycle.

(3) The market value of unearned shares is based on the December 31, 2020 closing price of $58.47.

2020 Options Exercised and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Van de Put, Dirk	–	–	299,421	18,480,264
Zaramella, Luca	27,730	842,437	83,843	5,105,829
Brusadelli, Maurizio	–	–	69,866	4,312,130
Gruber, Vinzenz	27,900	984,167	24,125	1,488,995
Walter, Glen	57,977	654,666	128,736	7,746,899

(1) Amounts shown are calculated based on the fair market value of the Common Stock on the date of exercise.

(2) Amounts shown are calculated based on the fair market value of the Common Stock on the date of vesting and include the value of shares awarded for the 2018-2020 performance cycle based on actual performance for the cycle, which ended on December 31, 2020, and the December 31, 2020 closing price of $58.47. The amounts also include earned dividend equivalents for deferred stock units and accrued dividend equivalents for PSUs based on the actual share award for the 2018-2020 performance cycle. The amounts shown include the following:

- Mr. Van de Put: $973,118 in accrued dividend equivalents for his actual share award for the 2018-2020 performance cycle.
- Mr. Zaramella: $194,262 in accrued dividend equivalents for his actual share award for the 2018-2020 performance cycle and $21,302 in dividend equivalent payments for his 2017 deferred stock unit grant.
- Mr. Brusadelli: $227,065 in accrued dividend equivalent payments for his actual share award for the 2018-2020 performance cycle.
- Mr. Gruber: $78,406 in accrued dividend equivalents for his actual share award for the 2018-2020 performance cycle.
- Mr. Walter: $227,065 in accrued dividend equivalents for his actual share award for the 2018-2020 performance cycle and $52,100 in dividend equivalent payments for his 2017 deferred stock unit grant.

2020 Pension Benefits

Name[1]	Plan Name	Number of Years of Credited Service[2] (#)	Present Value of Accumulated Benefits[3] ($)	Payments During Last Fiscal Year ($)
Gruber, Vinzenz	Pension Fund Mondelēz Switzerland	31.0	9,236,652	–

(1) No U.S.-based salaried employee hired after 2008 or localized to the United States after 2015 is eligible to participate in the Retirement Plan. Therefore, no amounts are shown for Messrs. Van de Put, Zaramella and Walter. Mr. Brusadelli is based in Italy and is not eligible for a defined benefit pension in Italy or the United States.

(2) The years of credited service under the plan are equivalent to the years of total service.

(3) The amount reflects the actuarial present value of benefits accumulated under the retirement plan, in accordance with the same assumptions and measurement dates disclosed in Note 11 to the consolidated financial statements in our 2020 Form 10-K. Plan assumptions specific to the Pension Fund Mondelēz Switzerland include:

- Assumes commencement at the earliest age that participants would be eligible for an unreduced pension benefit, which is age 65, and is discounted for current age;
- Measurement date of December 31, 2020;
- Discount rate of .04%; and
- Statutory Mortality Table BVG2015.

◯ Retirement Benefit Plan Description

PENSION FUND MONDELĒZ SWITZERLAND – MR. GRUBER

Eligibility for this funded contributory, tax-qualified defined benefit plan is limited to full-time and part-time employees with a Swiss employment contract signed before January 1, 2011. Benefits are payable upon normal retirement (defined as age 65) in the form of an annuity or lump sum. If a participant elects to receive a distribution prior to normal retirement, benefits are subject to reduction.

Benefits generally accrue based on 1.85% of pensionable salary (defined as annual base salary minus a coordination deduction) up to 37 years. The coordination deduction is limited to 40% of salary, up to 100% of the maximum full Federal Old Age and Survivors' Insurance pension (for 2020: CHF28,440). The maximum pensionable salary corresponds to ten times the upper limit under Article 8 Paragraph 1 of the Swiss Federal Act on Occupational Retirement, Survivors' and Disability Pension Plans (for 2020: CHF853,200).

Participating employees contribute 10% of pensionable salary to the plan.

◯ 2020 Non-Qualified Deferred Compensation Benefits

Name	Plan	Executive Contributions in 2020[1] ($)	Registrant Contributions in 2020[2] ($)	Aggregate Earnings in 2020[3] ($)	Aggregate Withdrawals/ Distributions in 2020 ($)	Aggregate Balance as of December 31, 2020[4] ($)
Van de Put, Dirk	Supplemental Plan	73,615	530,176	28,944	–	1,424,368
	MEDCP	4,489,953	–	252,751	–	7,612,501
Zaramella, Luca	Supplemental Plan	115,318	172,976	5,742	–	344,974
Walter, Glen	Supplemental Plan	–	69,479	2,702	–	140,385

(1) Base salary and 2020 AIP award are included in the 2020 Summary Compensation Table. The 2020 deferred compensation amounts attributable to base salary and 2020 AIP awards for participating NEOs are as follows:

Name	Plan	Base Salary ($)	AIP Award ($)
Mr. Van de Put	Supplemental Plan	73,615	–
	MEDCP	–	4,489,953
Mr. Zaramella	Supplemental Plan	41,504	73,814

(2) Amounts in this column are also included in the "All Other Compensation" column in the 2020 Summary Compensation Table.

(3) Amounts in this column are at market rates and are not reflected in the 2020 Summary Compensation Table.

(4) The aggregate balance includes amounts reported as compensation for our NEOs in prior years. Amounts reported attributable to base salary, AIP awards or all other compensation that were reported in the Summary Compensation Table of previously filed proxy statements for the participating NEOs are as follows: Mr. Van de Put – $3,594,865; Mr. Zaramella – $50,109 and Mr. Walter – $66,700.

MONDELĒZ GLOBAL LLC SUPPLEMENTAL BENEFITS PLAN I

Because IRS Code Sections 401(a)(17) and 415 limits the amount that may be contributed to our U.S. tax-qualified defined contribution plan on behalf of an employee, we offer our U.S.-based NEOs a supplemental defined contribution program under the Supplemental Plan. This is an unfunded non-qualified plan that allows eligible employees to defer a portion of their annual compensation (base salary and AIP awards) and receive corresponding matching amounts to the extent that their contributions to the tax-qualified defined contribution plan (and the corresponding matching contributions) are limited by Code Sections 401(a)(17) or 415. In addition, employees hired after 2008 or localized to the United States after 2015, who are not otherwise eligible to participate in the Retirement Plan, receive an additional non-elective Company contribution to the Supplemental Plan equal to 4.5% of eligible compensation.

The timing of distributions depends on whether the amount distributed is subject to Code Section 409A. For distributions not subject to Code Section 409A, the distribution will be made in accordance with the employee's distribution election. For distributions subject to Code Section 409A, employees will receive their account balances in a lump sum within 90 days after separation from service. An employee who is a "specified employee" for purposes of Code Section 409A will have the lump sum delayed for six months. Amounts deferred and notional employer matching contributions earn the same notional rate of return as the Income Fund, which is a market rate investment option available to participants in the U.S. tax-qualified defined contribution plan. The rate of return under this investment option in 2020 was 2.42%.

Beginning January 1, 2020, all eligible U.S. based employees receive a non-elective Company contribution because the Retirement Plan is frozen as of January 1, 2020.

MONDELĒZ GLOBAL LLC EXECUTIVE DEFERRED COMPENSATION PLAN

The MEDCP is a non-qualified plan that allows U.S.-based participants to defer, on a pre-tax basis, up to 50% of salary and up to 100% of their AIP award. The notional investment options are similar to those offered to participants in our U.S. tax-qualified defined contribution plan. A participant who elects to defer compensation must decide whether to defer receipt of the compensation until separation from service, as determined under Code Section 409A, or to receive a distribution while still employed with the Company. Distributions may be made in a lump sum or annual installments of between two and ten years. Any participant who is a specified employee for purposes of Code Section 409A will have the distribution delayed for six months following a separation from service.

The notional investment options available to participants in the MEDCP are selected by the Company and may be changed from time to time. Participants are permitted to change their investment elections at any time on a prospective basis. The table below shows the available notional investment options under the MEDCP and their annual rate of return for the calendar year ended December 31, 2020.

Name of Fund	Annual Return
Vanguard Developed Markets Index Admiral (VTMGX)	10.26%
Vanguard Emerging Mkts Stock Index Admiral (VEMAX)	15.24%
Vanguard Inflation Protected Sec Admiral (VAIPX)	10.96%
Vanguard LifeStrategy Moderate Growth Inv (VSMGX)	13.59%
Vanguard Federal Money Market Fund (VMFXX)	0.45%
SSgA S&P 500 Index (SVSPX)	18.59%
Vanguard Extended Market Index Admiral (VEXAX)	32.21%
Vanguard Short Term Treasury Admiral (VFIRX)	4.06%

⮕ Potential Payments Upon Termination or Change in Control

The narrative and tables below describe the potential payments to each NEO upon certain terminations, including following a CIC. In accordance with SEC rules, all information described in this section is presented as if the triggering events occurred on December 31, 2020.

INVOLUNTARY TERMINATION WITHOUT CAUSE (NON-CHANGE IN CONTROL EVENT)

Generally, we do not enter into ongoing agreements that provide for separation benefits on the NEO's departure from the Company. However, if we involuntarily terminate an NEO without cause outside of a CIC event, we expect that in most cases, the Compensation Committee would offer separation benefits as consideration for protections we would likely seek, such as a release of claims and entering into non-compete, non-solicitation and confidentiality agreements. More specifically, we expect to treat our U.S. salaried NEOs (other than Mr. Van de Put) at least comparably to other U.S. salaried employees whom we involuntarily terminate without cause. For U.S. salaried employees such as our NEOs, our severance plan provides an employee whose job is eliminated with severance pay of up to 12 months based on length of service. Because Mr. Brusadelli is an employee of Mondelēz Italia Services, his separation benefits are comparable to those offered to our other Italian employees whom we involuntarily terminate without cause. Because Mr. Gruber is an employee of Mondelēz Europe GmbH, his separation benefits are comparable to those offered to our other Swiss employees whom we involuntarily terminate without cause.

The following chart reflects the typical separation benefits that may be offered to a U.S. NEO whom we involuntarily terminate without cause. The Compensation Committee would determine actual terms and conditions based on the particular facts in each specific case.

Severance Benefits	• CEO: 24 months of base salary. • All other NEOs: 12 months of base salary. • Payment in a lump sum.
Health and Welfare Benefits	• No continuation of health and welfare benefits coverage.
Outplacement Services	• Outplacement services for up to 12 months.
Treatment of AIP Award	• AIP award based on actual business performance results.
Treatment of PSU Grants	• Outstanding PSU grants are generally forfeited; however, the Compensation Committee may exercise discretion, and has typically done so in company restructuring events, to pro rata vest grants subject to actual Company performance, based on the number of months of active employment during the performance cycle. • Generally, for employees, including NEOs, eligible for retirement, grants pro rata vest, subject to actual Company performance, based on the number of months of active employment during the performance cycle.
Treatment of Stock Options	• Unvested stock option grants are generally forfeited; however, the Compensation Committee may exercise discretion, and has typically done so in company restructuring events, to prorate and accelerate the vesting of stock option grants based on the number of months of active employment during the vesting period. • Generally, for employees, including NEOs, eligible for retirement, stock option grants continue to vest under the original vesting schedule provided the employee is actively employed for at least 90 days following the grant date. • An individual who is eligible for retirement has the remaining full term to exercise vested options. An individual who is involuntarily terminated without cause, who is not retirement eligible, has until the earlier of 12 months from termination or the end of the term to exercise vested stock options.

POTENTIAL PAYOUT UPON AN INVOLUNTARY TERMINATION WITHOUT CAUSE

The table below was prepared as if each of the NEOs were involuntarily terminated without cause on December 31, 2020.

Name	Separation Pay[1] ($)	Annual Incentive Award[2] ($)	Outplacement Services[3] ($)	Total ($)
Van de Put, Dirk	2,900,000	3,420,550	12,500	6,333,050
Zaramella, Luca	825,000	1,112,100	12,500	1,949,600
Brusadelli, Maurizio	9,186,050	808,811	36,847	10,031,708
Gruber, Vinzenz	590,300	946,145	5,496	1,541,941
Walter, Glen	750,000	1,151,280	12,500	1,913,780

(1) Per Mr. Van de Put's offer of employment, amount reflects 24 months of base salary. Amounts reflect 12 months of base salary for the other NEOs except Messrs. Brusadelli and Gruber. Under Italian law, amount reflected for Mr. Brusadelli is the maximum of a separation pay range; actual amount may be lower. Amount for Mr. Gruber is calculated based on a formula applicable to other Swiss employees. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2) Amounts for all NEOs reflect 2020 AIP awards. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(3) Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

DOUBLE TRIGGER CHANGE IN CONTROL ARRANGEMENTS

NEOs are not eligible for any benefit solely upon a CIC. Our CIC Plan for senior executive officers, including the NEOs, provides for certain benefits upon an involuntary termination of employment without "Cause" or voluntary termination for "Good Reason" within two years following a CIC. To receive any benefits under the CIC Plan, a participant must abide by certain restrictive covenants, including a non-compete and non-solicitation for one year following termination. Under the terms of the CIC Plan, a participant who violates a provision of these restrictive covenants must pay back any amounts already paid and receives no further payments from the CIC Plan.

Additionally, the Equity Plan provides for the treatment of unassumed outstanding equity grants following a CIC and assumed outstanding equity grants upon an involuntary termination of employment without Cause or voluntary termination for Good Reason within two years following a CIC.

The key elements of the CIC Plan and Equity Plan assuming a double trigger event are described in the table below.

Plan Element	Description
Definition of "CIC"	Subject to certain exceptions, the occurrence of one of the conditions below: • Acquisition of 20% or more of our outstanding voting securities; • Changes to Board membership during any consecutive 24-month period that results in less than 50% of the current Board members elected to the Board; • After the reorganization, merger, statutory share exchange or consolidation or any other material transaction involving the Company or any of our subsidiaries, over 50% of outstanding voting securities are not owned by Company shareholders; or • Complete liquidation of Mondelēz International or the sale of all or substantially all of our assets.
Definition of "Cause"	Subject to certain exceptions, the occurrence of one of the conditions below: • Continued failure to substantially perform job duties (other than resulting from incapacity due to disability); • Gross negligence, dishonesty or violation of any reasonable rule or regulation of the Company where the violation results in significant damage to the Company; or • Engaging in other conduct which adversely reflects on the Company in any material respect.
Definition of "Good Reason"	• Material reduction in job duties; • Material reduction in compensation; • Relocation beyond 50 miles; or • Failure to assume the obligations under the CIC Plan or Equity Plan.
Severance and Benefits Amounts	• CEO: 2.99 times base salary plus target annual incentive payable by the Company in a lump sum; • All other NEOs: two times base salary plus target annual incentive payable by the Company in a lump sum; • Health and welfare benefits equal to three years for the CEO and two years for the other NEOs; • Continuation of financial counseling and car allowances for three years for the CEO and two years for the other NEOs; and • Outplacement services for up to two years following termination.
Treatment of AIP Awards and PSU Grants	• NEO is eligible to receive prorated cash payments (for service during the performance cycle) representing both the award under the AIP and outstanding PSU grants. In the case of outstanding PSUs, if at least fifty percent of the performance cycle has elapsed, cash payment would be calculated using the target level of PSUs (no proration). PSU value is calculated by multiplying the number of shares by the closing stock price on the last trading date preceding the date of CIC.
Treatment of Equity Grants	• Deferred stock units and unvested stock option grants vest. Participants have the full term to exercise all stock options, including those previously vested.
Maximum CIC Plan Benefit/No Gross Up for Payment of Excise Tax	• The maximum benefit under the CIC Plan or otherwise is the greater of the full benefit or a reduced benefit that does not trigger the excise tax under Code Section 4999 as determined on an after-tax basis for each NEO.

POTENTIAL PAYOUT UPON A TERMINATION FOLLOWING A CHANGE IN CONTROL

The table below was prepared as if each of the NEOs covered under our CIC Plan and Equity Plan were involuntarily terminated without cause or voluntarily terminated for Good Reason immediately following a CIC on December 31, 2020.

Name	Separation Payment[1] ($)	Annual Incentive Award[2] ($)	Value of Unvested PSU Grants[3] ($)	Value of Unvested Stock Options[4] ($)	Health & Welfare Continuation[5] ($)	Continuation of Benefits[6] ($)	Total ($)
Van de Put, Dirk	11,922,625	2,537,500	21,397,681	3,286,808	36,464	124,999	39,306,077
Zaramella, Luca	3,300,000	825,000	4,646,611	693,724	28,879	70,000	9,564,214
Brusadelli, Maurizio	9,186,050	666,237	4,754,196	731,437	24,949	176,159	15,539,028
Gruber, Vinzenz	3,058,832	724,460	2,837,939	426,763	-	43,229	7,091,223
Walter, Glen	2,850,000	675,000	4,591,454	703,132	25,594	70,000	8,915,180

(1) Amounts reflect 2.99 times base salary plus target annual incentive for Mr. Van de Put and two times base salary plus target annual incentive for all other NEOs except Mr. Brusadelli. Under Italian law, amount reflected for Mr. Brusadelli is the maximum of a separation pay range; actual amount may be lower. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2) Amounts reflect target awards under our 2020 AIP. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(3) Amounts reflect target PSU grants for the 2018-2020 and 2019-2021 performance cycles, as well as prorated target PSU grants for the 2020-2022 performance cycle. All amounts are based on a December 31, 2020 closing stock price of $58.47.

(4) Amounts reflect the value of immediate vesting of all outstanding unvested stock options. All amounts are based on a December 31, 2020 closing stock price of $58.47.

(5) Amounts reflect our cost for providing medical, dental, vision, long-term disability and life insurance premiums for three years for Mr. Van de Put and two years for all other NEOs. Amount for Mr. Brusadelli is converted to U.S. dollars using the Applicable Exchange Rate.

(6) Amounts reflect the value for continuation of the financial counseling allowance (three years for Mr. Van de Put valued at $30,000 and two years valued at $15,000 for all other NEOs except Messrs. Brusadelli and Gruber who do not receive financial counseling allowance), car allowance (three years for Mr. Van de Put valued at $69,999, two years for Mr. Brusadelli valued at $102,464, two years for Mr. Gruber valued at $32,237 and two years for all other NEOs valued at $30,000) and outplacement services (two years for Mr. Brusadelli valued at $73,695, two years for Mr. Gruber valued at $10,992 and two years for all other NEOs valued at $25,000). Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

POTENTIAL PAYOUT UPON OTHER TYPES OF SEPARATION

Death or Disability. If an NEO terminates employment due to death or disability, all of the NEO's outstanding unvested stock option grants would vest. In addition, the NEO (or beneficiary) would become eligible for an award under the AIP and a prorated award for outstanding PSU grants.

The table below describes the estimated value of such payments based on a December 31, 2020 termination due to death or disability.

Name	Annual Incentive Award[1] ($)	Value of Unvested PSU Grants[2] ($)	Value of Unvested Stock Options[3] ($)	Total ($)
Van de Put, Dirk	2,537,500	18,196,644	3,286,808	24,020,952
Zaramella, Luca	825,000	3,957,250	693,724	5,475,974
Brusadelli, Maurizio	666,237	4,064,834	731,437	5,462,508
Gruber, Vinzenz	724,460	2,317,166	426,763	3,468,389
Walter, Glen	675,000	3,948,089	703,132	5,326,221

(1)   Amounts reflect target awards under our 2020 AIP. Amounts for Messrs. Brusadelli and Gruber are converted to U.S. dollars using the Applicable Exchange Rate.

(2)   Amounts reflect target PSU grant for the 2018-2020 performance cycle as well as prorated target PSU grants for the 2019-2021 and 2020-2022 performance cycles. All amounts are based on a December 31, 2020 closing stock price of $58.47.

(3)   Amounts reflect the value of immediate vesting of all outstanding unvested stock options. All amounts are based on a December 31, 2020 closing stock price of $58.47.

Retirement. If an NEO terminates employment due to retirement:

Element	Treatment
AIP	Eligible for a prorated award under AIP.
Unvested Deferred Stock Units	Pro rata vest based on the number of months employed during the vesting period.
Unvested Stock Options	Continue to vest per the original vesting schedule provided the employee is actively employed for at least 90 days following the grant date.
Unvested PSUs	Pro rata vest based on the number of months employed during the applicable performance period, subject to actual Company performance.

None of our NEOs were eligible for retirement treatment on December 31, 2020.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT FOR THE YEAR ENDED DECEMBER 31, 2020

The Compensation Committee oversees the compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on that review and discussion, the Compensation Committee recommended that the Board include the Compensation Discussion and Analysis in the Proxy Statement to be filed with the SEC in connection with the Annual Meeting and incorporate it by reference in the Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 5, 2021.

Human Resources and Compensation Committee:

Lois D. Juliber, Chair
Lewis W.K. Booth
Charles E. Bunch
Debra A. Crew
Peter W. May

CEO PAY RATIO

Our CEO to median employee pay ratio was calculated in accordance with Item 402(u) of Regulation S-K and represents a reasonable estimate. We identified our median employee ("Median Employee") using 2020 base salaries, our consistently applied compensation measure, for all individuals who were employed by us on October 1, 2020, excluding our CEO, annualized for any employees who joined the Company during 2020.

To identify the compensation of our Median Employee, we determined the annual base salary for each of our 91,592 full-time, part-time, temporary and seasonal employees without applying any cost-of-living adjustments. We excluded 1,321 employees in Venezuela from our calculation as we do not report Venezuela in our consolidated financials. For an employee paid in a currency other than U.S. dollars, we converted annual base salaries into U.S. dollars. We then applied the *de minimis* exemption excluding 4,572[1] non-U.S. employees who represented less than 5% of our employee population. After applying this exemption, we used base salary information for 87,020 of our employees.

Based on this data and process, we determined that our Median Employee was an hourly employee with annual total compensation of $30,937. The annual total compensation for Dirk Van de Put, our CEO, as reported in the Summary Compensation Table was $16,842,693, which reflects compensation received for the full calendar year. Therefore, the ratio of our CEO's annual total compensation to the Median Employee's annual total compensation was 544 to 1.

When you compare our CEO-to-Median Employee pay ratio to the ratio at other companies, you should consider some unique factors about our large work force. More than eight out of ten Mondelēz International employees are located outside the U.S. As a global company that generates 73% of our sales internationally, our employees are located in over 80 countries. Moreover, we have a heavy presence in emerging markets. In fact, seven of our top nine largest employee populations are in emerging market countries. In addition, a significant portion of our work force consists of part-time and seasonal employees.

(1)   We excluded employees from the following countries: Vietnam (3,207), Morocco (596), Pakistan (437) and Eswatini (332).

OWNERSHIP OF EQUITY SECURITIES

The following table shows the number of shares of Common Stock beneficially owned as of March 12, 2021, unless otherwise noted, by each director and NEO, as well as the number of shares beneficially owned by all of our current directors and executive officers as a group. None of the Common Stock owned by these individuals is subject to any pledge. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner	Beneficially Owned Shares[1]	Deferred Stock Units/ Additional Underlying Units[2]	Total Shares/ Interests Held	Beneficially Owned Shares Percent of Class[3]
Current Directors:				
Booth, Lewis W.K.	15,900	37,802	53,702	*
Bunch, Charles E.	13,487	19,018	32,505	*
Crew, Debra A.	360	12,866	13,226	*
Juliber, Lois D.	2,309	59,931	62,240	*
May, Peter W.[4]	9,370,832	12,866	9,383,698	*
Mesquita, Jorge S.	6,500	38,168	44,668	*
Reynolds, Fredric G.	130,817	47,796	178,613	*
Shi, Christiana S.	–	21,781	21,781	*
Siewert, Patrick T.[5]	2,000	37,958	39,958	*
Todman, Michael A.	–	3,590	3,590	*
van Boxmeer, Jean-François M. L.	2,267	43,950	46,217	*
Director Nominees:				
Nielsen, Jane Hamilton	–	–	–	–
Named Executive Officers:				
Brusadelli, Maurizio[6]	382,782	–	382,782	*
Gruber, Vinzenz P.	295,960	–	295,960	*
Van de Put, Dirk	1,216,394	–	1,216,394	*
Walter, Glen	132,036	–	132,036	*
Zaramella, Luca	324,066	–	324,066	*
All directors and executive officers as a group (22 persons)[7]	12,294,431	344,031	12,638,462	*

*   Less than 1%.

(1)   Includes stock options that are exercisable or will become exercisable within 60 days after March 12, 2021 as follows: Mr. Brusadelli – 220,831; Mr. Gruber – 173,727; Mr. Van de Put – 649,675; Mr. Walter – 54,040; Mr. Zaramella – 196,557; and all other executive officers – 283,287.

(2)   Includes deferred stock units granted under the 2006 Stock Compensation Plan for Non-Employee Directors and the Equity Plan. For a description of these deferred stock units, see "Compensation of Non-Employee Directors" on page 50.

(3)   Based on 1,405,095,675 issued and outstanding shares of our Common Stock as of March 12, 2021.

(4) Includes grants of 12,866 deferred stock units to Mr. May under the Equity Plan and 9,370,832 shares, in the aggregate, owned by Trian Fund Management, L.P. ("Trian") and certain funds and investment vehicles (collectively, the "Trian Entities") managed by Trian, an institutional investment manager. Trian determines the investment and voting decisions of the Trian Entities with respect to the shares of the Company held by them as well as the shares it holds directly. None of the 9,370,832 shares are held directly by Mr. May. Substantially all of these shares are currently held in the ordinary course of business with other investment securities owned by the Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to certain Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Mr. May is a member of Trian Fund Management GP, LLC, which is the general partner of Trian, and therefore is in a position to determine the investment and voting decisions made by Trian on behalf of the Trian Entities. Accordingly, Mr. May may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares owned by Trian and the Trian Entities collectively. Mr. May disclaims beneficial ownership of such shares for all other purposes.

(5) Includes 2,000 shares as to which Mr. Siewert disclaims beneficial ownership, as the shares are held by his father.

(6) Includes 22,388 shares as to which Mr. Brusadelli disclaims beneficial ownership, as the shares are held by his wife.

(7) This group includes, in addition to the individuals named in the table, Paulette R. Alviti, Robin S. Hargrove, Sandra J, MacQuillan, Laura Stein and Gustavo C. Valle.

The following table displays information about persons we know were the beneficial owners of more than 5% of the issued and outstanding Common Stock as of December 31, 2020.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Calculated Based on Shares of the Issued and Outstanding Common Stock as of March 12, 2021
BlackRock, Inc.[1] 55 East 52nd Street New York City, NY 10055	93,294,012	6.6
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	108,526,281	7.7

(1) Based on the Schedule 13G/A filed by BlackRock, Inc. on January 29, 2021 with the SEC. The Schedule 13G/A discloses that BlackRock, Inc., in its capacity as the parent holding company of certain subsidiaries, had sole voting power over 79,242,979 shares and sole dispositive power over 93,294,012 shares and shared voting and dispositive power over 0 shares.

(2) Based on the Schedule 13G/A filed by The Vanguard Group on February 10, 2021 with the SEC. The Schedule 13G/A discloses that The Vanguard Group, as investment advisor, had sole voting power over 0 shares, shared voting power over 2,365,419 shares, sole dispositive power over 102,268,377 shares and shared dispositive power over 6,257,904 shares.

ITEM 2. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Our executives – including our NEOs – are critical to our success, and we design our executive compensation programs to attract, retain and motivate superior executive talent. At the same time, we expect our executives to deliver strong results, and we structure our executive compensation practices to focus on shareholders' interests by incenting superior sustainable long-term performance. In so doing, we align pay and performance by making a significant portion of our NEOs' compensation contingent on reaching specific annual and long-term performance measures and increasing shareholder value.

We have strong compensation-related design and governance practices to protect our shareholders' interests. Our independent Compensation Committee regularly assesses our executive compensation program to hold executives accountable for delivering performance targets and driving shareholder value. Shareholders can find more information about these practices under "Human Resources and Compensation Committee" on page 43 and in the "Compensation Discussion and Analysis" beginning on page 53.

In addition, we value shareholder perspectives and feedback about our compensation program. We encourage you to read the "Compensation Discussion and Analysis" beginning on page 53 and the "Executive Compensation Tables" beginning on page 75 to learn more about our executive compensation program and details regarding how our 2020 pay aligned with 2020 performance.

The Compensation Committee and the Board believe that our executive compensation program serves our shareholders' interests by linking pay with performance, and we will continue to refine our compensation program to align compensation with the Company's business and talent strategies as well as the long-term interests of shareholders. Accordingly, and as required by SEC rules, we ask you to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that Mondelēz International's shareholders approve, on an advisory basis, the compensation paid to Mondelēz International's NEOs, as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion and Analysis, the Executive Compensation Tables and related narrative discussion."

While the annual say-on-pay vote is advisory and therefore not binding on Mondelēz International, the Compensation Committee or the Board, we value the opinions of our shareholders. We carefully and thoughtfully consider our shareholders' concerns and opinions in evaluating our executive compensation program. We believe the compensation paid to our NEOs for 2020 appropriately reflects and rewards their contribution to our performance and that the changes we have made to our compensation programs are responsive to shareholder feedback and our strategic goals. The next annual say-on-pay vote will be at our 2022 Annual Meeting of Shareholders.

 **THE BOARD RECOMMENDS A VOTE <u>FOR</u> THE APPROVAL OF OUR EXECUTIVE COMPENSATION.**

ITEM 3. RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2021

The Audit Committee is directly responsible for the selection, appointment, compensation, retention, oversight and termination of the independent registered public accountants. PricewaterhouseCoopers LLP has been the Company's independent registered public accountants since 2001.

⮕ Review of Independent Registered Public Accountants

The Audit Committee annually reviews the performance of the independent registered public accountants and considers whether to reappoint the firm for the following year or appoint a different firm. In determining which firm to appoint as the Company's independent registered public accountants for 2021, the Audit Committee considered numerous factors, including:

• firm capabilities, approach and fees;

• firm tenure as our independent registered public accountants;

• the quality of the work that PricewaterhouseCoopers LLP has performed for Mondelēz International and its communications with the Audit Committee and management;

• PricewaterhouseCoopers LLP's qualifications and experience auditing companies of comparable size and complexity;

• PricewaterhouseCoopers LLP's familiarity with our global business and operations, accounting policies and practices, and internal control over financial reporting;

• the potential impacts to Mondelēz International from selecting a different independent registered public accountant, including the significant time commitment and potential distraction of resources related to changing independent registered public accountants;

• external data on audit quality and performance; and

• firm independence.

In assessing the independence of the Company's independent registered public accountants, the Audit Committee considered factors including the nature and amount of non-audit fees and services that the firm provides to Mondelēz International. We believe that the Audit Committee's periodic consideration of whether there should be a change in our independent registered public accounting firm helps assure auditor independence. In conjunction with the required rotation of the auditing firm's lead engagement partner at least every five years, the Audit Committee and its Chairman are involved in the selection of the independent registered public accountants' lead engagement partner through a process that includes candidate interviews.

The Audit Committee discusses with the independent registered public accountants the scope of and plans for the audit and is also responsible for the audit fees associated with the retention of the independent registered public accountants. As part of determining what firm to appoint, the Audit Committee discussed audit fees with PricewaterhouseCoopers LLP, including how to continue to increase efficiencies in the audit, leverage the benefits of PricewaterhouseCoopers LLP's familiarity with Mondelēz International, and utilize PricewaterhouseCoopers LLP's technological transformation and innovations.

 Selection of Independent Registered Public Accountants

Following its review and consideration of the potential benefits and costs of choosing a different auditor, the Audit Committee selected PricewaterhouseCoopers LLP as the Company's independent registered public accountants for 2021. The Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP as the independent external auditor is in our and our shareholders' best interests and are requesting, as a matter of good corporate governance, that shareholders ratify this selection.

The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. However, if our shareholders do not ratify the selection, the Audit Committee may investigate the reasons for our shareholders' rejection and may consider whether to retain PricewaterhouseCoopers LLP or appoint another independent registered public accountant. Even if the selection is ratified, the Audit Committee may appoint a different independent registered public accountant if, in its discretion, it determines that such a change would be in Mondelēz International's and our shareholders' best interests.

We expect that a representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting and will have an opportunity to make a statement if desired and to respond to appropriate questions from shareholders. Additional information about the independent registered public accountants, including the pre-approval policies and PricewaterhouseCoopers LLP's aggregate fees for services rendered for 2020 and 2019, can be found in the section on the Audit Committee beginning on page 38.

> ✔ **THE BOARD RECOMMENDS A VOTE <u>FOR</u> RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS MONDELĒZ INTERNATIONAL'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR FISCAL YEAR 2021.**

Mondelēz
International

SHAREHOLDER PROPOSALS

In accordance with SEC rules, we are including the following shareholder proposal (Item 4), along with the supporting statement of the shareholder proponent. Mondelēz International is not responsible for any inaccuracies in this proposal and supporting statement. We have put a box around materials provided by the proponent so that readers can easily distinguish between materials provided by the proponent and materials provided by the Company. A shareholder proposal is required to be submitted to a vote at the Annual Meeting only if properly presented at the meeting.

 **THE BOARD RECOMMENDS THAT YOU VOTE <u>AGAINST</u> THIS SHAREHOLDER PROPOSAL FOR THE REASONS SET FORTH IN THE STATEMENT IN OPPOSITION FOLLOWING THE PROPOSAL.**

ITEM 4. SHAREHOLDER PROPOSAL

➡ Consider Employee Pay in Setting Chief Executive Officer Pay

AFL-CIO Reserve Fund, 815 16th Street, NW, Washington, DC 20006, beneficial owner of 1,157 shares of Common Stock, is the proponent of the following shareholder proposal and has advised that a representative will present this proposal at the Annual Meeting.

RESOLVED: Shareholders of Mondelēz International, Inc. (the "Company") request that the Compensation Committee of the Board of Directors take into consideration the pay grades and/or salary ranges of all classifications of Company employees when setting target amounts for CEO compensation. Compliance with this policy is excused if it will result in the violation of any existing contractual obligation or the terms of any existing compensation plan.

SUPPORTING STATEMENT

This proposal encourages the Compensation Committee to consider whether the CEO's compensation is internally aligned with the Company's pay practices for its other employees. Under this proposal, the Compensation Committee will have discretion to determine how other employees' pay should influence CEO compensation. This proposal does not require the Compensation Committee to use employee pay data in a specific way to set CEO compensation.

This proposal is not a request for new disclosure. Rather, it is a suggested improvement and enhancement to the Compensation Committee's process for setting target amounts for the CEO's compensation. Under this proposal, how the Compensation Committee would consider employee compensation is within its discretion. The Compensation Committee also will retain authority to use peer group data or any other relevant information when setting CEO pay targets.

Like at many companies, our Company's Compensation Committee has used peer group benchmarks of what other companies pay their CEOs to set its target CEO pay. To ensure that our Company's CEO compensation is reasonable relative to our Company's overall employee pay philosophy and structure, we believe that the Compensation Committee should also consider the pay of all Company employees when setting CEO compensation target amounts.

Over time, using peer group benchmarks as the primary measure to set CEO compensation targets can lead to pay inflation. Although many companies target CEO compensation at the median of their peer group, certain companies have targeted their CEO's pay above median. In addition, peer groups can be cherry-picked to include larger or more successful companies where CEO compensation is higher. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Overcompensation," Journal of Corporation Law, Spring 2013).

According to one study, labor productivity as measured by sales per employee was lower for companies with higher pay ratios. (Samuel Block, "Income Inequality and the Intracorporate Pay Gap," MSCI, April 2016). Another study found that high pay ratios can negatively affect consumer purchases. (Bhavya Mohan et. al., "Consumers Avoid Buying From Firms With Higher CEO-to-Worker Pay Ratios," Journal of Consumer Psychology, April 2018).

High pay disparities between CEOs and other senior executives can undermine collaboration and teamwork. High levels of CEO pay can also negatively affect the morale and productivity of employees who are not senior executives. The disclosed annual total compensation of the Company's median employee fell from $42,893 in 2017 to $32,280 in 2019, and the Company's CEO to median employee pay ratio increased from 403 to 1 in 2017 to 561 to 1 in 2019.

For those reasons, we urge you to vote in favor of this proposal.

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO ITEM 4.

The Human Resources and Compensation Committee (the "Compensation Committee") of our Board has established a thoughtful and robust practice for evaluating and reviewing executive compensation that emphasizes a strong pay-for-performance philosophy and creates incentives to align the interests of our executives with those of our shareholders, while taking into consideration the competition for talent in our industry. Its philosophy and process are detailed in our Compensation Discussion and Analysis ("CD&A") set forth on pages 53 to 74.

Our approach to executive compensation occurs within the context of established global compensation principles to make our practices fair and reasonable for our employees. We have a robust process to set employee compensation levels. The Compensation Committee understands that CEO pay should be perceived as reasonable relative to overall employee pay, and it is mindful of the pay grades and/or salary ranges of our employees when making compensation decisions. The approach used to set CEO and executive pay is the same approach used to determine compensation for our broader employee population, including pay competitiveness and the use of performance-based metrics that reward exceptional financial performance and promote sustainable long-term growth. The Compensation Committee also regularly reviews and considers other factors when setting CEO and executive pay, including shareholder feedback, the advisory vote on executive compensation, global pay equity, performance and progress against the strategic KPIs. These principles and practices align with our strategy, balance both individual and enterprise-wide performance, and provide competitive wages and benefits compared to the most relevant markets for our employees based on their roles, responsibilities, skills and performance. We also have consistent compensation and benefits programs across the globe where possible. For example, executives generally participate in the same annual management incentive plan as many of our managers and other associates, and they generally receive the same welfare, life and retirement benefits as other salaried employees in the same geography. To monitor the effectiveness of our program, we regularly assess how our pay components compare to those of other similarly sized multinational companies, and we make adjustments to stay competitive and to attract, retain and motivate a highly qualified diverse workforce at all levels throughout the organization.

Our Board and Compensation Committee are thoughtful and diligent in their approach to evaluating executive compensation. In addition to being independent, the Compensation Committee retains an independent compensation consultant to advise on and evaluate the amount, form, reasonableness and competitiveness of our executive compensation. As part of its process, the Compensation Committee considers key drivers of Company performance and holds executives accountable for delivering on such performance targets. The Compensation Committee regularly assesses our executive compensation program, considering our strategy, market practices and shareholder input to confirm that it remains appropriately aligned with current market practices and shareholders' interests. In addition, the Compensation Committee also considers broader issues such as leadership effectiveness, culture, diversity and succession planning.

Our executive compensation practices are informed by shareholders. We value and carefully consider the feedback we receive from shareholders regarding our executive compensation programs. Our executive compensation programs received 92% shareholder support at the 2020 Annual Meeting of Shareholders. Following the 2020 meeting, we engaged with 25 shareholders representing nearly 37% of our outstanding shares, with four independent directors leading conversations with shareholders representing 20% of our outstanding shares. During these conversations, we solicited input on our executive compensation programs and other important matters. During our engagement, shareholders continued to be supportive of the changes we had previously implemented to our 2020 compensation program, which included, among other changes, increased rigor of target pay, limited use of duplicative metrics in incentive plans, and the inclusion of more quantitative measurable metrics in individual performance factors that support our strategy, including metrics around diversity, talent and employee engagement. A summary of our executive compensation program, including the alignment of incentive plans to our strategy and an overview of the program design changes made in 2020 can be found in our CD&A on pages 53 to 74.

Based on all of these factors and given the breadth of the information available to and already taken into consideration by the Compensation Committee, we believe that mandating that certain information be utilized by the Compensation Committee in the performance of its duties is redundant and unnecessary.

✕ THE BOARD RECOMMENDS THAT YOU VOTE <u>AGAINST</u> THIS SHAREHOLDER PROPOSAL.



OTHER MATTERS THAT MAY BE PRESENTED AT THE ANNUAL MEETING

Other than Items 1 through 4, we do not expect any matters to be presented for action at the Annual Meeting. The requirements for shareholders to properly submit proposals and nominations at the Annual Meeting were described in the 2020 Proxy Statement. (They are similar to those described below under "2022 Annual Meeting of Shareholders.") The Chairman of the Annual Meeting may refuse to allow the presentation of a proposal or a nomination for the Board at the Annual Meeting if it is not properly submitted.

If any other matters properly come before the Annual Meeting, your proxy gives authority to the designated proxies to vote on such matters in accordance with their best judgment.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING AND VOTING

➡ Voting Instructions to Proxies

At the Annual Meeting, the individuals named as proxies on each shareholder's proxy card will vote the shares represented by the proxy card FOR or AGAINST or ABSTAIN from voting with respect to each of the nominees listed in Item 1 and with respect to Items 2, 3 and 4, as indicated in the shareholder's voting instructions. If a properly executed proxy card does not include voting instructions, proxies will vote FOR each of the director nominees listed in Item 1, FOR Items 2 and 3, AGAINST Item 4 and in their discretion upon such other business as properly comes before the meeting.

➡ Attending and Voting at the Annual Meeting

Due to the continued public health concerns about in-person gatherings related to COVID-19, the Annual Meeting will be a virtual meeting of shareholders. All shareholders of record as of March 12, 2021 may attend, vote and submit questions during the Annual Meeting by visiting *www.virtualshareholdermeeting.com/MDLZ2021* and using the 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials ("Notice"), proxy card or VIF. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest but you will not be able to submit questions. See Question 12 on page 102 and Question 21 on page 104 for detailed information. If you do not have a control number, you will be able to log in as a guest. To access the Annual Meeting visit *www.virtualshareholdermeeting.com/MDLZ2021* and register as a guest. If you log in as a guest, you will not be able to vote or submit questions during the Annual Meeting.

➡ Asking Questions at the Annual Meeting

An online portal is available to shareholders of record as of March 12, 2021, at *www.proxyvote.com* where you can view and download our proxy materials and 2020 Form 10-K and vote your shares. On the day of and during the Annual Meeting, you can view our agenda and meeting procedures and submit questions on *www.virtualshareholdermeeting.com/MDLZ2021*. Shareholders must have their 16-digit control number to submit questions. Shareholders will have an opportunity to raise questions about the items of business for the meeting. In addition, after the business portion of the Annual Meeting concludes and the meeting is adjourned, shareholders will have another opportunity to raise questions of a more general nature. We intend to answer all questions submitted during the Annual Meeting that are pertinent to the Company and the items being voted on by shareholders, as time permits and in accordance with our meeting procedures. Answers to questions not addressed during the Annual Meeting will be posted following the meeting on the investor relations section of our website. Questions and answers will be grouped by topic and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources and address all shareholder questions, we will respond to no more than three questions from any single shareholder.

➡ Frequently Asked Questions About the Annual Meeting and Voting

1.   When and where is the Annual Meeting?

Due to the continued public health concerns about in-person gatherings related to COVID-19, the Board has determined that this year we will hold a virtual Annual Meeting conducted via webcast in order to support the health and well-being of our shareholders and other participants. We will hold the Annual Meeting at 9:00 a.m. CDT on May 19, 2021. Shareholders may attend, vote and submit questions by visiting *www.virtualshareholdermeeting.com/MDLZ2021* and using the 16-digit control number shown on your Notice, proxy card or VIF.

2.   Who is entitled to vote at the Annual Meeting?

The Board established March 12, 2021, as the record date (the "Record Date") for the Annual Meeting. Each shareholder (registered or beneficial) who held shares of Common Stock at the close of business on the Record Date is entitled to receive notice of the Annual Meeting, to attend the Annual Meeting online and to vote on all matters that properly come before the Annual Meeting.

At the close of business on the Record Date, 1,405,095,675 shares of Common Stock were outstanding and entitled to vote. Each share is entitled to one vote on each matter to be voted upon at the Annual Meeting.

3.   Why did I receive these proxy materials?

You received these proxy materials because as of the Record Date, you directly or indirectly held, and had the right to vote, shares of Common Stock. In connection with the Board's solicitation of proxies to be voted at the Annual Meeting, we are providing shareholders entitled to vote at the Annual Meeting with this Proxy Statement, the 2020 Form 10-K and a proxy card or VIF. We are providing your proxy card or VIF in the form of a paper card or a unique control number that allows you to give your proxy voting instructions online or by phone. We refer to these materials collectively as the "proxy materials." These materials provide important information about Mondelēz International and describe the voting procedures and the matters to be voted on at the AnnualMeeting.

4.   What is the difference between registered shareholders and beneficial shareholders?

Shareholders who hold Mondelēz International stock directly with our stock registrar and transfer agent, EQ Shareowner Services, are *registered shareholders*. If you are a registered shareholder, the proxy distributors will send the proxy materials directly to you, and your vote instructs the proxies how to vote your shares.

Shareholders who hold stock indirectly through an account with an institutional or other nominee holder of stock, such as a broker or bank, are referred to as *beneficial shareholders* or shareholders "in street name." If you are a beneficial shareholder, your broker, bank or other nominee delivers the proxy materials to you, and your vote instructs your nominee how to vote your shares; your nominee in turn instructs the proxies how to vote your shares.

If you hold your shares *beneficially in an employee benefit plan*, your shares are voted by the trustee of the plan per your instructions. If you do not give instructions, your shares will be voted in accordance with the plan's governing documents and applicable law.

5.   How is Mondelēz International distributing proxy materials?

We are furnishing proxy materials to our shareholders primarily via "Notice and Access" delivery. On or about April 7, 2021, we mailed to our shareholders (other than those who previously requested email or paper delivery) the Notice containing instructions on how to access the proxy materials electronically.

If you receive the Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice instructs you on how to access the proxy materials and vote by going to a secure website. However, if you received the Notice by mail and would like to receive paper copies of the proxy materials in the mail on a one-time or ongoing basis, or if you would like to receive an electronic copy of the proxy materials by email on a one-time or ongoing basis, follow the instructions in the Notice for making such a request.

The Notice is not a proxy card. You cannot use it to vote your shares.

6. How may I request printed copies of the proxy materials?

We will send printed, paper copies of proxy materials, including the 2020 Form 10-K, free of charge to any shareholder who requests copies in writing to: Investor Relations, Mondelēz International, Inc., 905 West Fulton Market, Suite 200, Chicago, Illinois 60607.

Shareholders may also request copies of these materials using one of the following methods:

• **By telephone:** Call free of charge 1-800-579-1639 in the United States and Canada.

• **Via the Internet:** Access the Internet and go to *www.proxyvote.com* and follow the instructions to log in and order copies. You can select from the following:

— your preference to receive (a) printed materials via mail or (b) an e-mail with links to the electronic materials; and

— if you would like your election to apply to the delivery of materials for all future meetings.

• **Via e-mail:** Please send a blank e-mail to *sendmaterial@proxyvote.com* with the control number that is printed in the box marked by the arrow in the subject line.

These materials are also available at *http://materials.proxyvote.com/609207*.

7. I am a participant in the Altria Deferred Profit Sharing Plan for Hourly Employees, the Altria Deferred Profit Sharing Plan for Salaried Employees, the Philip Morris International Deferred Profit-Sharing Plan or the Miller Coors LLC Employees Retirement & Savings Plan and have investments in the Mondelēz International Stock Fund(s). Can I vote? If so, how do I vote?

Yes, you are entitled to vote. Your proxy card or control number for voting electronically includes all shares allocated to your Mondelēz International Stock Fund account(s). With regard to each plan in which you hold the stock, your vote directs the plan trustee how to vote the shares allocated to you.

In order to direct the plan trustee how to vote the shares held in your Mondelēz International Stock Fund account(s), you must vote these plan shares (whether by Internet, QR barcode, telephone or mailed proxy card) by 11:59 p.m. EDT on May 14, 2021. If the trustee(s) does not receive your voting instructions or proxy card by that time, the trustee(s) will vote the shares allocated to your account(s) in the same proportion as the respective plan shares for which the trustee timely received voting instructions, unless doing so would be contrary to the Employee Retirement Income Security Act of 1974. Please follow the instructions for registered shareholders described in Question 12 below to cast your vote. Note that although you may attend the Annual Meeting online, you may not vote shares held in your Mondelēz International Stock Fund account(s) at the Annual Meeting.

8. How do I vote if I participate in Mondelēz International's Direct Purchase Plan?

If you hold shares in the Direct Purchase Plan, follow the instructions for registered shareholders described in Question 12 below to vote your shares. When you vote those shares, you will be voting all the shares you hold at our transfer agent as a registered shareholder. If you do not vote your shares, they will not be voted. **PLEASE VOTE.**

9. I hold CREST Depository Interests ("CDIs") that represent entitlements to shares of Common Stock as a result of Mondelēz International's acquisition of Cadbury in 2010. Can I vote the shares of Common Stock underlying my CDIs? If so, how do I vote?

Computershare Investor Services Plc ("Computershare") will send all CREST Participants (including nominee companies and sponsored individuals) that hold CDIs a notice and Form of Proxy that allow these participants to vote prior to the Annual Meeting. If you hold your CDIs in CREST, you can vote the underlying shares by completing and sending the Form of Proxy to the Voting Agent, Computershare, or via CREST as detailed on the Form of Proxy. Computershare must receive your vote by 3:00 p.m. London time on May 14, 2021. Computershare will then notify the Registrar of the vote for the underlying shares and your vote will be included in the final tally for the Annual Meeting. If you wish to attend the meeting and/or vote at the Annual Meeting, you must notify the Depository 48 hours prior to the Annual Meeting in writing or email at *csnditeam@computershare.co.uk* who will issue you a 16-digit pin number for the meeting.

If Computershare holds your CDIs on your behalf within Mondelēz International Corporate Sponsored Nominee Service, Computershare, as the international nominee for your CDIs, will send you a notice and Form of Direction. You may direct Computershare how to vote your underlying shares online or by returning your Form of Direction according to the instructions in the notice and Form of Direction by 3:00 p.m. London time on May 13, 2021. Computershare will then arrange to vote your underlying shares according to your instructions. If you wish to attend or vote at the Annual Meeting, please inform Computershare 48 hours prior to the meeting, they will provide you with a letter of representation with respect to your CDI holding that will contain the 16-digit pin number that will enable you to attend, submit a question or vote your underlying shares at the Annual Meeting on Computershare's behalf. You can notify Computershare by emailing them at *csnditeam@computershare.co.uk* or by calling the helpline on 0344 472 6005.

If another international nominee holds your CDIs on your behalf, your nominee may have its own arrangements in place to provide you with a separate notice of the Annual Meeting and proxy voting card with respect to your underlying shares. In that case, please follow your nominee's voting instructions to direct your nominee how to vote your underlying shares. Please vote by the deadline stated on the nominee's notice and proxy voting card.

If you hold CDIs and have questions about voting your shares of Common Stock underlying your CDIs, please contact Computershare at +44 (0)344 472 6005.

10. May I change or revoke my vote?

Yes.

If you are a *registered shareholder*, any subsequent vote you cast will replace your earlier vote. This applies whether you vote by mailing a proxy card or via QR barcode, telephone or the Internet. You may also revoke an earlier vote by voting online at the Annual Meeting prior to the closing of the polls. Alternatively, you may revoke your proxy by submitting a written revocation to the Corporate Secretary at Mondelēz International, Inc., 905 West Fulton Market, Suite 200, Chicago, Illinois 60607.

If you are a *beneficial shareholder*, you must contact your broker, bank or other nominee for specific instructions on how to change or revoke your vote.

11. What is the quorum requirement for the Annual Meeting?

We need a quorum of shareholders to validly hold the Annual Meeting. A quorum will be present if a majority of the outstanding shares of Common Stock entitled to vote as of the Record Date is represented at the Annual Meeting, either online or by proxy.

Abstentions and broker non-votes (described in Question 15 below) will be counted for the purpose of determining whether a quorum is present for the Annual Meeting.

12. How do I vote my shares?

If you are a *registered shareholder*, you may vote any of these four ways:

- online before the Annual Meeting at *www.proxyvote.com* or scan the QR barcode provided (control number is required). The Internet voting system will be available 24 hours a day until 11:59 p.m. EDT on May 18, 2021;

- by telephone, if you are located within the United States and Canada. Call 1-800-690-6903 (toll-free) from a touch-tone telephone. The telephone voting system will be available 24 hours a day until 11:59 p.m. EDT on May 18, 2021;

- by returning a properly executed proxy card. We must receive your proxy card before the polls close at the Annual Meeting on May 19, 2021; or

- online during the Annual Meeting through the online portal hosting the virtual Annual Meeting. Please log in to *www.virtualshareholdermeeting.com/MDLZ2021* using the 16-digit control number that is shown on your Notice or proxy card.

If you are a *beneficial shareholder*, you may vote any of these four ways:

• online before the Annual Meeting at *www.proxyvote.com* or scan the QR barcode provided (control number is required). The Internet voting system will be available 24 hours a day until 11:59 p.m. EDT on May 18, 2021 (May 14, 2021 for plan participants);

• by telephone, if you are located within the United States and Canada call 1-800-454-8683 (toll-free) or by the "vote-by-phone" number indicated on your VIF as instructed by your bank or broker;

• by returning a properly executed VIF by mail specified by your broker, bank or other nominee; or

• online during the Annual Meeting through the online portal hosting the virtual Annual Meeting. Please log in to *www.virtualshareholdermeeting.com/MDLZ2021* using the 16-digit control number that is shown on your Notice, your VIF or your power of attorney issued by your bank or broker.

13. What vote is needed to elect directors?

To be elected in an uncontested election such as at this Annual Meeting, a director nominee must receive a majority of the votes cast – i.e., more votes FOR than AGAINST. Abstentions and broker non-votes (described in Question 15 below) are not considered as votes cast and will have no effect on the vote outcome for these matters.

In an uncontested election, if an incumbent director nominated for re-election receives a greater number of votes AGAINST than votes FOR, the director must tender his or her resignation to the Governance Committee for its consideration following certification of the election results. The Governance Committee then will recommend to the Board whether to accept the resignation. The director will continue to serve until the Board decides whether to accept the resignation but will not participate in the committee's recommendation or the Board's action regarding whether to accept the resignation offer. The Board considers all factors it deems relevant to the Company's best interests and will publicly disclose its decision and rationale within 90 days after certification of the election results. If the Board does not accept the director's resignation, the director will continue to serve until the next annual meeting of shareholders or until the director's successor is duly elected and qualified.

14. What vote is needed to approve the other proposals?

Approval of each of Item 2 (Advisory Vote to Approve Executive Compensation), Item 3 (Ratification of the Selection of the Independent Registered Public Accountants) and Item 4 (Shareholder Proposal) also requires a majority of votes cast – i.e., more votes FOR than AGAINST. Abstentions and broker non-votes (described in Question 15 below) are not considered as votes cast and will have no effect on the vote outcome for Items 2 and 4. There should not be any broker non-votes with respect to Item 3 (as explained in Question 15 below).

15. What are broker non-votes?

If you are a beneficial shareholder, your vote instructs your broker, bank or other nominee, as the holder of record, how to vote your shares. If you do not provide voting instructions to your broker, bank or other nominee, your nominee has discretion to vote your shares only on matters classified as "routine" under stock exchange rules. The ratification of the selection of the independent registered public accountants (Item 3) is the only item on the agenda for the Annual Meeting that is considered routine. If you do not provide voting instructions to your broker or other nominee, your nominee may vote your shares only on Item 3. In that case, your shares will count toward the quorum for the Annual Meeting and be voted on Item 3, but they will not be voted on Items 1, 2 and 4 and any other matters that may come to vote at the Annual Meeting, resulting in "broker non-votes."

16. Who bears the cost of soliciting votes for the Annual Meeting?

The Company bears the cost of soliciting your vote. The Company's directors, officers or employees may solicit proxies or votes in person, by telephone or by electronic communication. They will not receive any additional compensation for these solicitation activities.

The Company will enlist the help of banks, brokers and other nominee holders in soliciting proxies for the Annual Meeting from their customers (i.e., beneficial shareholders) and reimburse those firms for related out-of-pocket expenses. We retained Morrow Sodali LLC to aid in soliciting votes for the Annual Meeting for a fee not to exceed $30,000 plus reasonable expenses.

17. What is Householding?

We have adopted procedures that allow us to deliver proxy materials more cost effectively. If you are a beneficial shareholder and you and other residents at your mailing address share the same last name and also own shares of Common Stock in an account at the same broker, bank or other nominee, your nominee delivered a single Notice or set of proxy materials to your address, unless you provided contrary instructions. This method of delivery is known as householding. Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Shareholders participating in householding continue to receive separate proxy cards and control numbers for voting electronically.

A shareholder who received a single Notice or set of proxy materials to a shared address may request a separate copy of the Notice or proxy materials by contacting in writing Broadridge Financial Solutions, Inc., Householding Department at 51 Mercedes Way, Edgewood, New York, 11717, or calling 1-866-540-7095. We will deliver promptly a separate copy of the Notice or proxy materials to a shareholder at a shared address to which a single copy was delivered, if requested. If you would like to opt out of householding for future deliveries of proxy materials, please contact your broker, bank or other nominee.

Beneficial shareholders who share an address and receive multiple copies of the proxy materials but want to receive only a single copy of these materials in the future should contact their broker, bank or other nominee and make this request.

If you are a *registered shareholder* or hold your shares in an employee benefit plan, we sent you and each registered or plan shareholder at your address separate Notices or sets of proxy materials.

18. Are my votes confidential?

Yes. Your votes will not be disclosed to our directors, officers or employees except:

• as necessary to meet applicable legal requirements and to assert or defend claims for or against us;

• in the case of a contested proxy solicitation;

• if you provide a comment with your proxy or otherwise communicate your vote to us outside of the normal procedures; or

• as necessary to allow the inspector of election to certify the results.

19. Who counts the votes and certifies the voting results?

Broadridge Financial Solutions will receive and tabulate the proxies. Representatives of Hagberg Associates LLC will act as the inspectors of election and will certify the results.

20. How do I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. We will disclose final voting results in a Current Report on Form 8-K to be filed with the SEC on or before May 25, 2021. The Form 8-K will be available at *http://ir.mondelezinternational.com/sec.cfm* and on the SEC's website at *www.sec.gov*.

21. What do I need to do if I want to attend the Annual Meeting?

Due to the continued public health concerns about in-person gatherings related to COVID-19, the Annual Meeting will be a virtual meeting of shareholders. All shareholders of record as of March 12, 2021 may attend, vote and submit questions by visiting *www.virtualshareholdermeeting.com/MDLZ2021* and using the 16-digit control number that is shown on your Notice, proxy card or VIF. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest but you will not be able to submit questions.

22. May I raise questions at the Annual Meeting?

Yes. On the day of, and during, the Annual Meeting, shareholders of record can submit questions via *www.virtualshareholdermeeting.com/MDLZ2021*. Shareholders must have their 16-digit control number to submit questions. Shareholders will have an opportunity to raise questions about the items being voted on at the Annual Meeting. In addition, after the business portion of the Annual Meeting concludes and the meeting is adjourned, shareholders will have another opportunity to raise questions of a more general nature. We intend to answer during the Annual Meeting all questions submitted that are pertinent to the Company and the items being voted on by shareholders, as time permits and in accordance with our meeting procedures. Answers to questions not addressed during the Annual Meeting will be posted following the meeting on the investor relations section of our website. Questions and answers will be grouped by topic and substantially similar questions will be answered only once. To promote fairness, efficiently use the Company's resources and address all shareholder questions, we will respond to no more than three questions from any single shareholder. Questions that are irrelevant to our business or the conduct of our operations, related to pending or threatened litigation, derogatory, not in good taste, related to personal grievances or otherwise inappropriate will not be addressed.

We currently anticipate holding the 2022 Annual Meeting of Shareholders on approximately the same date as this year's Annual Meeting.

➡ Shareholder Nominations and Proposals for the 2022 Annual Meeting

Shareholders should mail all nominations and proposals to the Corporate Secretary at Mondelēz International, Inc., 905 West Fulton Market, Suite 200, Chicago, Illinois 60607.

You may obtain a copy of the By-Laws from the Corporate Secretary (please make a written request to the same address) or by visiting *www.mondelezinternational.com/investors/corporate-governance*.

Shareholder Nominations of a Candidate for Election as a Director or Shareholder Proposal of Business for Consideration at an Annual Meeting of Shareholders (not for inclusion in the Company's 2022 proxy materials)

Under the By-Laws, a shareholder may nominate a candidate for election as a director or propose business for consideration at an annual meeting of shareholders (but, in either case, not for inclusion in the proxy materials) by delivering written notice that contains certain required information to the Corporate Secretary and otherwise complying with other requirements included in our By-Laws. To be considered at the 2022 Annual Meeting of Shareholders, the Corporate Secretary must receive a shareholder's written notice of nomination or proposal between December 20, 2021 and January 19, 2022. If we change the date of an annual meeting by more than 30 days from the date of the previous year's annual meeting, then we must receive this written notice no later than 60 days before the date of the annual meeting.

Shareholder Director Candidates for Possible Inclusion in the Company's 2022 Proxy Materials ("Proxy Access")

The By-Laws provide for proxy access. One or more shareholders may nominate and include in the 2022 proxy materials director nominees provided that the shareholder(s) and the nominee(s) satisfy the terms, conditions and requirements specified in the By-Laws. The key parameters are:

- *Minimum Ownership Threshold*: the nominating shareholder(s) must own 3% or more of the outstanding Common Stock

- *Ownership Duration*: such Common Stock must have been held continuously for at least three years

- *Nominating Group Size*: a nominating shareholder group cannot consist of more than 20 shareholders

- *Number of Nominees*: appropriate shareholders may nominate the greater of 20% of the Board or 2 nominees

To be included in the proxy materials for the 2022 Annual Meeting of Shareholders, the Corporate Secretary must receive the required written notice and required information specified in the By-Laws on or before December 8, 2021.

Shareholder Proposals for Possible Inclusion in the Company's 2022 Proxy Materials

Under SEC Rule 14a-8, a shareholder may submit a proposal for possible inclusion in the 2022 proxy materials for an annual meeting of shareholders. The Corporate Secretary must receive the proposal and other required information at our principal executive offices not later than 120 calendar days before the one-year anniversary date of the proxy statement's release for the previous year's annual meeting. Accordingly, to be considered for inclusion in the proxy materials for the 2022 Annual Meeting of Shareholders, the Corporate Secretary must receive a shareholder's submission of a proposal on or before the close of business on December 8, 2021.

Ellen M. Smith
Senior Vice President & Chief Counsel,
Chief Compliance Officer and Corporate Secretary

ANNEX A: FINANCIAL MEASURES DEFINITIONS

We report our financial results in accordance with U.S. GAAP. However, we use non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. Therefore, we also base financial targets for our AIP and PSUs on non-GAAP and other financial measures. The chart below defines each measure and describes the adjustments to the related GAAP measure (if applicable), modifications to our non-GAAP measures for purposes of our compensation targets and our reasons for using these measures. (See our 2020 Form 10-K for additional information on our non-GAAP financial measures and definitions of terms used in the Definitions column below.)

Measures	Definitions (Including Adjustment to GAAP Measure)	Modifications	Rationale
Organic Volume Growth (AIP)	Organic Volume is defined as volume excluding the impacts of: • acquisitions; and • divestitures[1].		Reflects the volume growth rates for our base business by eliminating the impact of certain disclosed one-time factors, facilitating comparisons to prior year(s).
Organic Net Revenue Growth (AIP and PSUs)	Organic Net Revenue is defined as net revenues excluding the impacts of: • acquisitions; • divestitures[1]; and • currency rate fluctuations (calculated based on prior year rates)[2].	*Organic Net Revenue Growth*: Actual results calculated based on the definition of Organic Net Revenue Growth used for each year of the three-year performance cycle.	Reflects the revenue growth rates for our base business by eliminating the impact of certain disclosed one-time factors, facilitating comparisons to prior year(s).
Defined Gross Profit Dollars (AIP)	Adjusted Gross Profit is defined as gross profit excluding the impacts of: • the Simplify to Grow Program[3]; • acquisition integration costs; • divestiture-related costs; • operating results from divestitures[1]; and • mark-to-market impacts from commodity and forecasted currency transaction derivative contracts[5].	*Defined Gross Profit Dollars*: Defined as Adjusted Gross Profit Dollars calculated at currency exchange rates utilized in our internal financial planing for 2020.	Indicator of overall business trends and performance, based on what business leaders can control.
Defined Operating Income (AIP)	Adjusted Operating Income is defined as operating income excluding the impacts of: • the Simplify to Grow Program[3]; • gains or losses (including non-cash impairment charges) on goodwill and intangible assets; • divestiture[1] or acquisition gains or losses and related divestiture[1], acquisition and integration costs; • operating income from divestitures[1]; • remeasurement of net monetary position[4]; • mark-to-market impacts from commodity and forecasted currency transaction derivative contracts[5]; • impact from resolution of tax matters[6]; • CEO transition remuneration[7]; • impact from pension participation changes[8]; • Swiss tax reform impacts[9]; and • costs associated with JDE Peet's transaction.	*Defined Operating Income*: Defined as Adjusted Operating Income calculated at currency exchange rates utilized in our internal financial planning for 2020.	Indicator of overall business trends and performance, based on what business leaders can control.

ANNEX A: FINANCIAL MEASURES DEFINITIONS

Measures	Definitions (Including Adjustment to GAAP Measure)	Modifications	Rationale
Defined EPS (AIP)	Adjusted EPS is defined as diluted EPS attributable to Mondelēz International from continuing operations excluding the impacts of: • the Simplify to Grow Program[3]; • gains or losses (including non-cash impairment charges) on goodwill and intangible assets; • divestiture[1] or acquisition gains or losses and related divestiture[1], acquisition and integration costs; • net earnings from divestitures[1]; • remeasurement of net monetary position[4]; • mark-to-market impacts from commodity and forecasted currency transaction derivative contracts[5]; • impact from resolution of tax matters[6]; • CEO transition remuneration[7]; • impact from pension participation changes[8]; • costs associated with JDE Peet's transaction; • incremental expenses related to the 2017 malware incident; • losses on debt extinguishment and related expenses; • gains or losses on equity method investment transactions; • gains or losses on interest rate swaps no longer designated as accounting cash flow hedges due to changed financing and hedging plans; • U.S. tax reform discrete impacts[9]; • Swiss tax reform impacts[9]; • And within Adjusted EPS: • equity method investment earnings exclude our proportionate share of our investees' significant operating and non-operating items[10].	*Defined EPS*: Defined as Adjusted EPS calculated at currency exchange rates utilized in our internal financial planning for 2020.	Indicator of overall business trends and performance, based on what business leaders can control.
Free Cash Flow (AIP)	Free Cash Flow is defined as Net Cash Provided By Operating Activities less capital expenditures.		Reflects financial liquidity, working capital efficiency and financial health.

(1) Divestitures include completed sales of businesses (including the partial or full sale of an equity method investment) and the exits of major product lines upon completion of a sale or licensing agreement. As we record our share of KDP and JDE Peet's ongoing earnings on a one-quarter lag basis, any KDP or JDE Peet's ownership reductions are reflected as divestitures within our non-GAAP results the following quarter. See Note 2, Acquisitions and Divestitures, in our 2020 Form 10-K for more information.

(2) Constant currency operating results are calculated by dividing or multiplying, as appropriate, the current-period local currency operating results by the currency exchange rates used to translate the financial statements in the comparable prior-year period to determine what the current-period U.S. dollar operating results would have been if the currency exchange rate had not changed from the comparable prior-year period.

(3) Non-GAAP adjustments related to the Simplify to Grow Program reflect costs incurred that relate to the objectives of our program to transform our supply chain network and organizational structure. Costs that do not meet the program objectives are not reflected in the non-GAAP adjustments.

(4) During the third quarter of 2018, as we began to apply highly inflationary accounting for Argentina, we excluded the remeasurement gains or losses related to remeasuring net monetary assets or liabilities in Argentina to be consistent with our prior accounting for these remeasurement gains or losses for Venezuela when it was subject to highly inflationary accounting prior to 2016. See Note 1, Summary of Significant Accounting Policies, in our 2020 Form 10-K for more information.

(5) During the third quarter of 2016, we began to exclude unrealized gains and losses (mark-to-market impacts) from outstanding commodity and forecasted currency transaction derivatives from our non-GAAP earnings measures until such time that the related exposures impact our operating results. Since we purchase commodity and forecasted currency transaction contracts to mitigate price volatility primarily for inventory requirements in future periods, we made this adjustment to remove the volatility of these future inventory purchases on current operating results to facilitate comparisons of our underlying operating performance across periods. We also discontinued designating commodity and forecasted currency transaction derivatives for hedge accounting treatment. To facilitate comparisons of our underlying operating results, we have recast all historical non-GAAP earnings measures to exclude the mark-to-market impacts.

(6) *See Note 14, Commitments and Contingencies – Tax Matters, in our 2020 Form 10-K for more information.*

(7) *On November 20, 2017, Dirk Van de Put succeeded Irene Rosenfeld as CEO of Mondelēz International in advance of her retirement at the end of March 2018. In order to incent Mr. Van de Put to join us, we provided him compensation with a total combined target value of $42.5 million to make him whole for incentive awards he forfeited or grants that were not made to him when he left his former employer. The compensation we granted took the form of cash, deferred stock units, PSUs and stock options. In connection with Irene Rosenfeld's retirement, we made her outstanding grants of PSUs for the 2016-2018 and 2017-2019 performance cycles eligible for continued vesting and approved a $0.5 million salary for her service as Chairman from January through March 2018. We refer to these elements of Mr. Van de Put's and Ms. Rosenfeld's compensation arrangements together as "CEO transition remuneration." We are excluding amounts we expense as CEO transition remuneration from our non-GAAP results because those amounts are not part of our regular compensation program and are incremental to amounts we would have incurred as ongoing CEO compensation. As a result, in 2017, we excluded amounts expensed for the cash payment to Mr. Van de Put and partial vesting of his equity grants. In 2018, we excluded amounts paid for Ms. Rosenfeld's service as Chairman and partial vesting of Mr. Van de Put's and Ms. Rosenfeld's equity grants. In 2019, we excluded amounts related to the partial vesting of Mr. Van de Put's equity grants. During the first quarter of 2020, Mr. Van de Put's equity grants became fully vested.*

(8) *The impact from pension participation changes represents the charges incurred when employee groups are withdrawn from multiemployer pension plans and other changes in employee group pension plan participation. We exclude these charges from our non–GAAP results because those amounts do not reflect our ongoing pension obligations. See Note 11, Benefit Plans, in our 2020 Form 10-K for more information.*

(9) *We exclude the impact of the 2019 Swiss tax reform and 2017 U.S. tax reform. During the third quarter of 2019, Swiss Federal and Zurich Cantonal tax events drove our recognition of a Swiss tax reform net benefit to our results of operations. On December 22, 2017, the United States enacted tax reform legislation that included a broad range of business tax provisions. We exclude these tax reform impacts from our Adjusted EPS as they do not reflect our ongoing tax obligations under the new tax reforms. Refer to Note 16, Income Taxes, in our 2020 Form 10-K for more information.*

(10) *We have excluded our proportionate share of our equity method investees' significant operating and non-operating items such as acquisition and divestiture related costs, restructuring program costs and discrete U.S. tax reform impacts, in order to provide investors with a comparable view of our performance across periods. Although we have shareholder rights and board representation commensurate with our ownership interests in our equity method investees and review the underlying operating results and unusual or infrequent items with them each reporting period, we do not have direct control over their operations or resulting revenue and expenses. Our use of equity method investment net earnings on an adjusted basis is not intended to imply that we have any such control. Our GAAP "diluted EPS attributable to Mondelēz International from continuing operations" includes all of the investees' significant operating and non-operating items.*

⊙ GAAP to Non-GAAP Reconciliations

Net Revenues to Organic Net Revenue (in millions of U.S. dollars) (Unaudited)	Mondelēz International
For the Twelve Months Ended December 31, 2020	
Reported (GAAP)	**$ 26,581**
Acquisitions[1]	(445)
Currency	637
Organic (Non-GAAP)	**$ 26,773**
For the Twelve Months Ended December 31, 2019	
Reported (GAAP)	**$ 25,868**
Divestitures[2]	(55)
Organic (Non-GAAP)	**$ 25,813**
% Change	
Reported (GAAP)	**2.8%**
Organic (Non-GAAP)	**3.7%**

(1) Refer to Note 2, *Acquisitions and Divestitures*, to the consolidated financial statements in the 2020 Form 10-K for more information on the 2018 acquisition of Tate's Bake Shop, the 2019 acquisition of a majority interest in Perfect Snacks and the 2020 acquisition of Give & Go.

(2) Refer to Note 2, *Acquisitions and Divestitures*, to the consolidated financial statements in the 2020 Form 10-K for more information on the May 28, 2019 divestitures of most of our cheese business in the Middle East and Africa.

Gross Profit to Adjusted Gross Profit (in millions of U.S. dollars) (Unaudited)	For the Twelve Months Ended December 31,			
	2020	2019	$ Change	% Change
Reported (GAAP)	**$10,446**	**$ 10,337**	**$ 109**	**1.1%**
Simplify to Grow Program[1]	90	101	(11)	
Mark-to-market (gains)/losses from derivatives[2]	(16)	(92)	76	
Acquisition integration costs[3]	1	-	1	
Divestiture-related costs[3]	-	1	(1)	
Operating results from divestitures[3]	-	(14)	14	
Adjusted (Non-GAAP)	**$ 10,521**	**$10,333**	**$ 188**	**1.8%**
Impact of unfavorable currency	179	–	179	
Adjusted @ Constant FX (Non-GAAP)	**$10,700**	**$10,333**	**$ 367**	**3.6%**

(1) Refer to Note 8, *Restructuring Program*, to the consolidated financial statements in the 2020 Form 10-K for more information.

(2) Refer to Note 10, *Financial Instruments*, and Note 18, *Segment Reporting*, to the consolidated financial statements in the 2020 Form 10-K for more information on the unrealized gains and losses on commodity and forecasted currency transaction derivatives.

(3) Refer to Note 2, *Acquisitions and Divestitures*, to the consolidated financial statements in the 2020 Form 10-K for more information on acquisitions and divestitures.

Diluted EPS to Adjusted EPS[1] (Unaudited)	For the Twelve Months Ended December 31,			
	2020	2019	$ Change	% Change
Diluted EPS attributable to Mondelēz International (GAAP)	**$ 2.47**	**$ 2.69**	**$ 0.37**	**(8.2)%**
Simplify to Grow Program[2]	0.20	0.24	(0.04)	
Intangible asset impairment charges[3]	0.08	0.03	0.05	
Mark-to-market (gains)/losses from derivatives[2]	(0.01)	(0.05)	0.04	
Acquisition-related costs[4]	0.01	-	0.01	
Net earnings from divestitures[2]	(0.02)	(0.05)	0.03	
Net gain from divestiture[2]	-	(0.03)	0.03	
Costs associated with JDE Peet's transaction[11]	0.20	-	0.20	
Remeasurement of net monetary position[5]	0.01	-	0.01	
Impact from pension participation changes[6]	0.01	(0.02)	0.03	
Impact from resolution of tax matters[2]	(0.02)	0.05	(0.07)	
CEO transition remuneration[7]	-	0.01	(0.01)	
Loss related to interest rate swaps[8]	0.05	0.08	(0.03)	
Loss on debt extinguishment and related expenses[9]	0.10	-	0.10	
Swiss tax reform net impacts[10]	-	(0.53)	0.53	
(Gain)/loss on equity method investment transactions[11]	(0.55)	0.01	(0.56)	
Equity method investee items[12]	0.06	0.03	0.03	
Adjusted EPS (Non-GAAP)	**$ 2.59**	**$ 2.46**	**$ 0.13**	**5.3%**
Impact of unfavorable currency	0.03	–	0.03	
Adjusted EPS @ Constant FX (Non-GAAP)	**$ 2.62**	**$ 2.46**	**$ 0.16**	**6.5%**

(1) The tax expense/(benefit) of each of the pre-tax items excluded from our GAAP results was computed based on the facts and tax assumptions associated with each item, and such impacts have also been excluded from Adjusted EPS.
  • For the year ended December 31, 2020, taxes for the: Simplify to Grow Program were $(81) million, intangible asset impairment charges were $(33) million, mark-to-market gains from derivatives were $8 million, acquisition-related costs were zero, net earnings from divestiture were $5 million, costs associated with JDE Peet's transaction were $250 million, loss on remeasurement of net monetary position were zero, impact from pension participation changes were $(2) million, impact from the resolution of tax matters were $16 million, net loss related to interest rate swaps were $(24) million, loss on debt extinguishment were $(46) million, gains on equity method investment transactions were $202 million and equity method investee items were $(10) million.
  • For the year ended December 31, 2019, taxes for the: Simplify to Grow Program were $(103) million, intangible asset impairment charges were $(14) million, mark-to-market gains from derivatives were $19 million, net earnings from divestiture were $7 million, net gain on divestiture were $3 million, impact from pension participation changes were $8 million, impact from resolution of tax matters were $(21) million, CEO transition remuneration were zero, net loss related to interest rate swaps were zero, Swiss tax reform were $(769) million, net loss on equity method investment transactions were $6 million and equity method investee items were $(9) million.
(2) See the Gross Profit table and the related footnotes for more information.
(3) Refer to Note 6, *Goodwill and Intangible Assets*, to the consolidated financial statements in the 2020 Form 10-K for more information on trademark impairments.
(4) Refer to Note 2, *Acquisitions and Divestitures*, to the consolidated financial statements in the 2020 Form 10-K for more information on acquisitions.
(5) Refer to Note 1, *Summary of Significant Accounting Policies – Currency Translation and Highly Inflationary Accounting*, to the consolidated financial statements in the 2020 Form 10-K for more information on our application of highly inflationary accounting for Argentina.
(6) Refer to Note 11, *Benefit Plans*, to the consolidated financial statements in the 2020 Form 10-K for more information.
(7) Refer to the Financial Measures definitions and related table notes.
(8) Refer to Note 10, *Financial Instruments*, to the consolidated financial statements in the 2020 Form 10-K for more information on our interest rate swaps, which we no longer designate as cash flow hedges.
(9) Refer to Note 9, *Debt and Borrowing Arrangements*, to the consolidated financial statements in the 2020 Form 10-K for more information on losses on debt extinguishment.
(10) Refer to Note 16, *Income Taxes*, to the consolidated financial statements in the 2020 Form 10-K for more information on the impact of Swiss tax reform and U.S. tax reform.
(11) Refer to Note 7, *Equity Method Investments*, to the consolidated financial statements in the 2020 Form 10-K for more information on our equity method investment transactions.
(12) Includes our proportionate share of significant operating and non-operating items recorded by our JDE Peet's and KDP equity method investees, such as acquisition and divestiture-related costs and restructuring program costs.

Net Cash Provided by Operating Activities to Free Cash Flow (in millions of U.S. dollars) (Unaudited)	For the Twelve Months Ended December 31, 2020
Net Cash Provided by Operating Activities (GAAP)	**$ 3,964**
Capital Expenditures	(863)
Free Cash Flow (Non-GAAP)	**$ 3,101**

➲ Financial Targets

Our long-term financial target for Organic Net Revenue growth is a non-GAAP financial measure that excludes or otherwise adjusts for items impacting comparability of financial results such as the impact of changes in currency exchange rates, acquisitions and divestitures. We are not able to reconcile our target Organic Net Revenue growth to comparable reported net revenue growth because we are unable to predict the impact from potential acquisitions or divestitures, as well as the impact of currency translation due to the unpredictability of future changes in currency exchange rates, which could be material as a significant portion of our operations are outside the U.S. Therefore, because of the uncertainty and variability of the nature and amount of future adjustments, which could be significant, we are unable to provide a reconciliation of this measure without unreasonable effort.

Mondelēz International

About Snacking Made Right

Our purpose is to empower people to **snack right**. We will lead the future of snacking around the world by offering the **right snack**, for the **right moment**, made the **right way.**

Highlights of our 2025 goals

Sustainable ingredients

100% cocoa volume for chocolate brands sourced sustainably from Cocoa Life by 2025

Portion control

20% of global net revenue from snacks from portion control products by 2025

Environmental impact

10% reduction in end-to-end CO_2 emissions by 2025, compared to 2018 baseline

On pack communication

100% products including portion amounts and mindful snacking information on pack globally by 2025

Packaging innovation

100% packaging recyclable and labeled with consumer recycling information by 2025

Packaging innovation

25% reduction in virgin plastic use in rigid plastic packaging by 2025

Why we're different

1

Powerful global brands and local jewels
We have a rich portfolio of strong brands, both global and local.

2

Strong global presence and scale
73% of our business is outside of the United States. We have a strong presence in emerging markets which represent 34% of our business.

3

Strong value chain
Across the globe, we have a powerful value chain. We touch millions of stores and combine this with state-of-the-art manufacturing.

4

Committed people
Our people are energized for growth. We have a diverse employee community that can make things happen, and happen fast.





Mondelēz
International

SNACKING MADE RIGHT

For More Information on Our Company,
Purpose and Strategies Visit:
www.mondelezinternational.com